EXHIBIT 99.1

TERM CREDIT AGREEMENT

Among

ENERPLUS CORPORATION

as Borrower

- and -

THE FINANCIAL INSTITUTIONS PARTY TO THIS AGREEMENT

as Lenders

- and -

ROYAL BANK OF CANADA

as Administrative Agent

February 26, 2021

RBC CAPITAL MARKETS AND BMO CAPITAL MARKETS

as Co-Lead Arrangers and Joint Bookrunners

Norton Rose Fulbright Canada LLP

Blake, Cassels & Graydon LLP

6.4	Rollover or Conversion of Advances	32
6.5	Agent's Obligations	33
6.6	Lenders' Obligations	33
ARTICLE 7 ROLLOVERS AND CONVERSIONS UNDER THE CREDIT FACILITY		33
7.1	Conditions Precedent to Rollovers and Conversions	33
ARTICLE 8 CALCULATION OF INTEREST AND FEES		33
8.1	Records	33
8.2	Payment of Interest and Fees	34
8.3	[Reserved]	34
8.4	Conversion to Another Currency	34
8.5	Maximum Rate of Return	34
8.6	Waiver of Judgment Interest Act (Alberta)	35
8.7	Deemed Reinvestment Not Applicable	35
8.8	Interest Act (Canada).	35
ARTICLE 9 GENERAL PROVISIONS RELATING TO LIBOR BASED LOANS		35
9.1	General	35
9.2	Early Termination of LIBOR Periods	36
9.3	Temporary Inability to Make LIBOR Based Loans. If:	36
9.4	Effect of a Benchmark Transition Event	37
ARTICLE 10 INCREASED COSTS		43
10.1	Changes in Law	43
10.2	Changes in Circumstances	43
10.3	Application of Sections 10.1 and 10.2	44
10.4	Limitations on Additional Compensation	44
ARTICLE 11 REPRESENTATIONS AND WARRANTIES OF THE BORROWER		44
11.1	Representations and Warranties	44
11.2	Acknowledgement	48
11.3	Survival and Inclusion	48
ARTICLE 12 COVENANTS OF THE BORROWER		48
12.1	Affirmative Covenants	48
12.2	Financial Covenants	51
12.3	Negative Covenants	51
12.4	Covenants re Enerplus Group Financing LLC	53
ARTICLE 13 DESIGNATION OF RESTRICTED SUBSIDIARIES		54
13.1	Designation of Non-Restricted/Restricted Subsidiaries	54
ARTICLE 14 INDEMNITIES OF BORROWER		54
14.1	Environmental Indemnity	54
14.2	General Indemnity	55
14.3	Right to Defend	55

ARTICLE 15 REORGANIZATION		56
15.1	Successor Entity	56
ARTICLE 16 EVENTS OF DEFAULT		56
16.1	Event of Default	56
16.2	Remedies	58
16.3	Waivers	59
16.4	Set-off	59
16.5	Application of Proceeds	59
ARTICLE 17 CONFIDENTIALITY		59
17.1	Non-Disclosure	59
17.2	Exceptions	59
17.3	Permitted Disclosures by Agent and Lenders	60
17.4	Survival	60
ARTICLE 18 ASSIGNMENT		60
18.1	Assignment of Interests	60
18.2	Assignment by the Lenders	60
18.3	Effect of Assignment	61
18.4	Participations	61
18.5	Acknowledgment Regarding Agent and Disqualified Lenders	61
ARTICLE 19 ADMINISTRATION OF THE CREDIT FACILITY		62
19.1	Authorization and Action	62
19.2	Procedure for Making Advances	62
19.3	Remittance of Payments	63
19.4	Redistribution of Payment	63
19.5	Duties and Obligations	64
19.6	Prompt Notice to the Lenders	65
19.7	Agent and Agent Authority	65
19.8	Lenders' Credit Decisions	65
19.9	Indemnification	65
19.10	Successor Agent	66
19.11	Taking and Enforcement of Remedies	66
19.12	Reliance Upon Agent	66
19.13	Agent May Perform Covenants	66
19.14	No Liability of Agent	67
19.15	Nature of Obligations under this Agreement	67
19.16	Lender Consent	67
19.17	Removal of Lenders	68
19.18	Defaulting Lenders	69
ARTICLE 20 MISCELLANEOUS		70
20.1	Notices	70
20.2	No Partnership, Joint Venture or Agency	72
20.3	Judgment Currency	72
20.4	Further Assurances	72
20.5	Expenses	72

20.6	Waiver of Laws	73
20.7	Attornment and Waiver of Jury Trial	73
20.8	Interest on Out-of-Pocket Payments	73
20.9	Payments Due on Banking Day	73
20.10	Anti-Money Laundering Legislation	74
20.11	Whole Agreement	74
20.12	Acknowledgement and Consent to Bail-In of Affected Financial Institutions	74
20.13	Counterparts; Integration; Effectiveness; Electronic Execution	75

TERM CREDIT AGREEMENT

THIS AGREEMENT made effective February 26, 2021,

BETWEEN:

ENERPLUS CORPORATION

as Borrower

- and -

THE VARIOUS FINANCIAL INSTITUTIONS PARTY HERETO

as Lenders

- and –

ROYAL BANK OF CANADA

as Administrative Agent

WHEREAS the Purchaser (which is a wholly-owned Subsidiary of the Borrower), the Target and the Seller have entered into the Purchase and Sale Agreement to effect the Acquisition;

AND WHEREAS, in order to partially fund the Acquisition, the Borrower has requested the Lenders make available the Credit Facility to the Borrower;

NOW THEREFORE in consideration of the covenants and agreements between the Parties contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1                     Definitions

Capitalized words and phrases used in the Documents, the Schedules hereto and in all notices and communications expressed to be made pursuant to this Agreement will have the meanings set out in this Section 1.1, unless otherwise defined in any of the Documents.

"Accounting Change" means:

(a)         a material change in GAAP;

(b)         the adoption by the Borrower of a material change in an accounting policy required or permitted by GAAP in order to more appropriately present events or transactions in its financial statements; and

(c)         the conversion by the Borrower from Canadian generally accepted accounting principles to U.S. generally accepted accounting principles or the conversion by the Borrower from U.S. generally accepted accounting principles to Canadian generally accepted accounting principles, if any such change would cause an amount required to be determined for the purposes of any financial covenant in Section 12.2 or any other financial calculation hereunder (each a "Financial Calculation") to be materially different than the amount that would be determined without giving effect to such change.

"Accounting Change Notice" has the meaning attributed to it in Section 1.15(a).

"Acquisition" means the acquisition by the Purchaser, of all of the issued and outstanding equity interests of the Target.

"Additional Compensation" has the meaning attributed to it in Section 10.1(a).

"Administrative Body" means any domestic or foreign, national, federal, provincial, state, municipal or other local government or regulatory body and any division, agency, ministry, commission, board or authority or any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, and any domestic, foreign or international judicial, quasi-judicial, arbitration or administrative court, tribunal, commission, board or panel acting under the authority of any of the foregoing.

"Advance" means the disbursement or credit of funds to, or to the credit of, the Borrower, and shall include each Drawdown, Rollover and Conversion thereof.

"Affected Financial Institution" means (a) any EEA Financial Institution or (b) any UK Financial Institution.

"Affected Lender" has the meaning attributed to it in Section 19.17.

"Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.  For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.  For purposes of this definition, the terms "controlling," "controlled by" and "common control with" have correlative meanings as the meaning attributed to it in the Securities Act (Alberta).

"Agent" means initially RBC or any successor to RBC appointed as agent pursuant to Section 19.10.

"Aggregate Principal Amount" means the aggregate of the principal amounts outstanding from time to time under the Credit Facility.

"Agreement" or "this Agreement" means this term credit agreement between the Borrower, the Lenders and the Agent, inclusive of all Schedules, including this Schedule, as amended, confirmed, replaced or restated from time to time and "hereto", "hereof", "herein", "hereby" and "hereunder", and similar expressions mean and refer to the Agreement and, unless the context otherwise requires, not to any particular Article, Section, paragraph or other subdivision thereof.

"AML Legislation" has the meaning attributed to it in Section 20.10.

"Anti-Corruption Laws" means all laws, rules and regulations of any Sanctions Authority that apply to the Borrower and the other Loan Parties and their respective Subsidiaries from time to time concerning or relating to bribery of government officials or public corruption.

"Approved Fund" means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Approved Securities" means obligations maturing within one year from their date of purchase or other acquisition by the Borrower or a Material Restricted Subsidiary and which are, directly or indirectly (including through a money market fund administered by the Agent):

(a)         issued by the Government of Canada or the United States of America or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by the Government of Canada or the United States of America;

(b)         issued by a province of Canada or a state of the United States of America, or an instrumentality or agency thereof, which has a long term debt rating of at least A by S&P, A2 by Moody's, or A by DBRS; or

(c)         term deposits, guaranteed investment certificates, certificates of deposit, bankers' acceptances or bearer deposit notes, in each case, of any Canadian chartered bank or other Canadian financial institution or any bank or other financial institution incorporated under the laws of the United States of America or any state thereof which has a long term debt rating of at least A+ by S&P, A1 by Moody's, or A (high) by DBRS.

"Assignment" means an agreement whereby a financial institution becomes a Lender, substantially in the form of Schedule D with the blanks completed.

"Available Cash" means, at any time the same is to be determined, the aggregate available amount (expressed as the Equivalent Amount in U.S. Dollars) of unrestricted and unencumbered:

(a)         cash in Canadian Dollars or U.S. Dollars (and excluding, for certainty, any such cash which is held in or under any escrow arrangements pursuant to this Agreement or otherwise) maintained by the Loan Parties on deposit in accounts located in Canada or the United States; plus

(b)         Approved Securities (and excluding, for certainty, any Approved Securities which are held in or under any escrow arrangements pursuant to this Agreement or otherwise) maintained by the Loan Parties on deposit in accounts located in Canada or the United States

"Bail-In Action" means the exercise of any Write-Down and Conversion Powers by the applicable the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

"Bail-In Legislation" means, (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation, rule or requirement applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

"Banking Day" means any day, other than a Saturday or Sunday, on which Canadian chartered banks are open for domestic and foreign exchange business in Calgary, Alberta, Montreal, Quebec, Toronto, Ontario, and New York, New York.

"Bankruptcy and Insolvency Act (Canada)" means the Bankruptcy and Insolvency Act, R.S.C. 1985, c. B-3, including the regulations made and, from time to time, in force under that Act.

"Basis Point" means one one-hundredth of 1%.

"Borrower" means Enerplus Corporation and its successors and permitted assigns.

"Borrower's Counsel" means Blake, Cassels & Graydon LLP (as to Alberta Law) and Vinson & Elkins LLP (as to U.S. Law), or such other firm or firms of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Enerplus Parties or employed by the Enerplus Parties.

"Business Corporations Act (Alberta)" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations made, from time to time, in force under that Act.

"Canadian Dollars" or "Canadian $" or "Cdn. $" each means lawful currency of Canada.

"Canadian Prime Rate" means the variable rate of interest quoted by the Agent from time to time as the reference rate of interest which it employs to determine the interest rate it will charge for demand loans in Canadian Dollars to its customers in Canada and which it designates as its prime rate, provided that if such rate of interest is less than the then applicable rate quoted by the Agent for its 30 day Canadian Dollar bankers' acceptances plus 100 Basis Points per annum (the "Floor Rate"), then the Canadian Prime Rate will equal the Floor Rate.

"Capital Lease Obligations" means, for any Person, any payment obligation of such Person under an agreement for the lease or rental of or right to use property that, in accordance with GAAP, is characterized as a finance lease or a capital lease.  The Borrower may exclude a lease to the extent that it would not have been characterized as a Capital Lease Obligation in accordance with GAAP as in effect on December 31, 2017.

"Change of Control" means any circumstance arising after the date hereof in which a Person or a combination of Persons, acting jointly or in concert, (within the meaning of the Securities Act (Alberta)) acquires Voting Securities of the Borrower which, together with all other Voting Securities of the Borrower held by such Persons, constitute in the aggregate more than 50% of all outstanding Voting Securities of the Borrower which have or represent votes entitled to be cast by shareholders for an election of the board of directors of the Borrower.

"Civil Enforcement Act (Alberta)" means the Civil Enforcement Act, R.S.A. 2000, c.C-15, including the regulations made and from time to time in force under that Act.

"Claim" has the meaning given to it in Section 14.1.

"Closing Certificates" means the certificates from officers of, or on behalf of, the Loan Parties dated as of the Closing Date, in a form and substance satisfactory to the Agent, acting reasonably and which, for certainty, shall include certified copies of constating documents and required resolutions of directors, shareholders, partners or otherwise and the incumbency of those Persons executing Documents on behalf of the applicable Loan Party.

"Closing Date" means the date on which all of the conditions set forth in Section 2.1 have been satisfied (or waived in writing in accordance with Section 2.2).

"Closing Opinions" means the opinions of the Borrower's Counsel dated as of the Closing Date addressed to the Agent, the Lenders and their legal counsel, in form and substance satisfactory to the Agent, acting reasonably.

"Commitment Amount" means U.S. $400,000,000, as decreased pursuant to this Agreement; provided that any reduction in the Purchase Price as described in Section 10.2(d) of the Purchase and Sale Agreement which collectively result(s) in a reduction in the Purchase Price in excess of 10% of the Purchase Price shall automatically reduce the Commitment Amount on a dollar for dollar basis (in an aggregate amount equal to such excess).

"Commitment Letter" means the "Project Ronan" commitment letter dated January 25, 2021 from RBC and Bank of Montreal, as accepted and agreed to by the Borrower.

"Companies' Creditors Arrangement Act (Canada)" means the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36, including the regulations made and, from time to time, in force under that Act.

"Compliance Certificate" means the certificate of the Borrower, substantially in the form of Schedule F with the blanks completed.

"Consolidated EBITDA" means, on a consolidated basis for any period and without duplication, the aggregate of the net income of the Borrower for any such period determined in accordance with GAAP,

(a)         plus, to the extent deducted in the determination of such net income, the sum of:

(i)          depletion, amortization, accretion and depreciation (excluding any depreciation, depletion or amortization expense attributable to leases which are excluded from the determination of Consolidated Senior Debt and Consolidated Senior Net Debt);

(ii)         interest expense (excluding any interest expense attributable to leases which are excluded from the determination of Consolidated Senior Debt and Consolidated Senior Net Debt);

(iii)         the all-in costs of funds of any accounts receivable securitization program;

(iv)        all provisions for any taxes;

(v)         all non-cash amounts;

(vi)        any losses resulting from extraordinary or nonrecurring items; and

(vii)        net losses attributable to minority interests; and

(b)         minus, to the extent added in the determination of such net income, the sum of:

(i)          all non-cash amounts;

(ii)         gains resulting from any extraordinary or nonrecurring items;

(iii)         all amounts attributable to any Non-Recourse Assets except to the extent distributed to any Enerplus Party free and clear of any claim from the lender of the associated Non-Recourse Debt; and

(iv)        net income attributable to minority interests.

Consolidated EBITDA will be adjusted for any acquisition or disposition (the net proceeds of which are greater than U.S. $37,500,000 or the Equivalent Amount thereof) made within the applicable period, as if that acquisition or disposition had been made at the beginning of such period, with all such adjustments to be made in a manner consistent with the foregoing and supported by such back-up information as may be reasonably requested by the Lenders.

"Consolidated Senior Debt" means in respect of the Borrower, all indebtedness and obligations in respect of amounts borrowed which, in accordance with GAAP, on a consolidated basis, would be recorded in the

Borrower's consolidated financial statements (including the notes thereto), and in any event including, without duplication:

(a)         the undrawn face value of letters of credit and letters of guarantee supporting obligations which would otherwise constitute Consolidated Senior Debt within the meaning of this definition or indemnities issued in connection therewith;

(b)         proceeds from any accounts receivable securitization program;

(c)         Purchase Money Obligations;

(d)         Capital Lease Obligations;

(e)         obligations in respect of Sale-Leasebacks;

(f)          obligations which would otherwise constitute Consolidated Senior Debt within the meaning of this definition secured by any Security Interest (whether or not a Permitted Encumbrance) existing on property owned, to the extent such obligations secured thereby have not been assumed; and

(g)         guarantees in respect of obligations of another Person included in the types of obligations described in (a) through (f) above,

but excluding, in any event, Subordinated Debt, Convertible Debentures and Non-Recourse Debt.

"Consolidated Senior Debt to Capitalization" means, as at the end of each fiscal quarter of the Borrower, the ratio of Consolidated Senior Debt to Total Capitalization.

"Consolidated Senior Debt to EBITDA Ratio" means, as at the end of each fiscal quarter of the Borrower, the ratio of Consolidated Senior Debt as at the last day of such fiscal quarter to Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter.

"Consolidated Senior Net Debt" means Consolidated Senior Debt less the amount of Available Cash.

"Consolidated Senior Net Debt to EBITDA Ratio" means, as at the end of each fiscal quarter of the Borrower, the ratio of Consolidated Senior Net Debt as at the last day of such fiscal quarter to Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter.

"Consolidated Tangible Assets" means, with respect to the Borrower, the total consolidated assets of the Borrower, less any value attributed to Non-Recourse Assets, intangible assets (such as, but not limited to, goodwill, patents, trademarks, intellectual property, organization expenses, trade names, deferred costs and deferred charges) and minority interests, as shown on the consolidated balance sheet of the Borrower and determined in accordance with GAAP, and, in all cases, without giving effect to the reduction in the aggregate of U.S. $1,681,552,500 as at December 31, 2012 as a consequence of the adoption of U.S. GAAP, except for the purposes of the definition of Material Restricted Subsidiary and Section 12.1(v) where, in each such case, the calculation of Consolidated Tangible Assets shall be made in accordance with U.S. GAAP and the foregoing reduction shall be given effect to.

"Consolidated Total Debt" means Consolidated Senior Debt plus the Borrower's consolidated Subordinated Debt.

"Consolidated Total Debt to EBITDA Ratio" means at the end of each fiscal quarter of the Borrower, the ratio of Consolidated Total Debt as at the last day of such fiscal quarter to Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter.

"Contaminants" means those substances, pollutants, wastes and special wastes which are defined as contaminants, hazardous, toxic, or a threat to public health or to the Environment under any applicable Environmental Laws, including any radioactive materials, urea formaldehyde foam insulation, asbestos or polychlorinated biphenyls (PCB's).

"Conversion" means in relation to an Advance under the Credit Facility, a conversion of an Advance into another type of Advance made pursuant to the Agreement, and "Convert" and "Converted" have similar meanings.

"Convertible Debentures" means any convertible subordinated debentures or notes issued (or assumed) by the Borrower which have all of the following characteristics:

(a)         the obligations under, pursuant or relating to such debentures or notes and the indenture or agreement governing such debentures or notes shall be unsecured obligations of the Borrower, and no Subsidiary thereof shall have provided a guarantee or any financial assistance in respect of any such obligations;

(b)         an initial final maturity or due date in respect of repayment of principal extending beyond the latest Maturity Date of any Lender under this Agreement in effect at the time such debentures or notes are created, incurred, assumed or guaranteed;

(c)         no scheduled or mandatory payment or repurchase of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of securities of the Borrower as contemplated in (f) below and other than on a change of control of the Borrower where a Change of Control also occurs by reason of the definition thereof in this Agreement) prior to the latest Maturity Date in effect at the time such debentures or notes are created, incurred, assumed or guaranteed;

(d)         upon and during the continuance of an Event of Default or acceleration of the time for repayment of any of the Indebtedness under this Agreement which has not been rescinded,

(i)          all amounts payable in respect of principal, premium (if any) or interest under such debentures or notes are subordinate and junior in right of payment to all such Indebtedness, and

(ii)         no enforcement steps or enforcement proceedings may be commenced in respect of such debentures or notes;

(e)         upon distribution of the assets of the Borrower on any dissolution, winding up, total liquidation or reorganization of the Borrower (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Borrower, or otherwise), all Indebtedness under this Agreement shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such debentures or notes;

(f)          the occurrence of a Default or Event of Default hereunder or the acceleration of the time for repayment of any of the Indebtedness under this Agreement or enforcement of the rights and remedies of the Agent and the Lenders hereunder or under any other Document shall not in and of themselves:

(i)          cause a default or event of default (with the passage of time or otherwise) under such debentures or notes or the indenture governing the same; or

(ii)         cause or permit the obligations under such debentures or notes to be due and payable prior to the stated maturity thereof;

provided however that, notwithstanding the foregoing provisions of this subparagraph (f), (but, for certainty, without limiting or affecting in any manner whatsoever the provisions of this definition), such debentures or notes and the indenture or agreement governing the same may provide that an event of default under another indenture, agreement or instrument evidencing indebtedness for borrowed money of the Borrower or a Material Restricted Subsidiary which has resulted in:

(A)        indebtedness for borrowed money thereunder in excess of U.S. $15,000,000 (or the Equivalent Amount in any other currency) being accelerated and

(B)        the holders of such indebtedness being entitled to commence, and such holders having commenced, the enforcement of the security they hold for such indebtedness (if any) or the exercise of any other creditors' remedies to collect such indebtedness, may constitute an "event of default" under and as defined in such debentures or notes and indenture or agreement governing the same; and

(g)         except during an "event of default" under and as defined in such debentures or notes and the indenture or agreement governing same, payments of interest or principal due and payable under such debentures or notes can be satisfied, at the option of the Borrower, by delivering Voting Securities of the Borrower in accordance with the indenture or agreement governing such debentures or notes (whether such Voting Securities of the Borrower are received by the holders of such debentures or notes as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures or notes).

"Credit Facility" means the credit facility established in favour of the Borrower pursuant to Section 3.1.

"Criminal Code (Canada)" means the Criminal Code, R.S.C. 1985, c. C-46, including the regulations made and, from time to time, in force under that Act.

"DBRS" means DBRS Limited and its successors.

"Default" means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

"Defaulting Lender" means any Lender:

(a)         that has failed to fund any payment or its portion of any Advances required to be made by it hereunder or to purchase any participation required to be purchased by it hereunder and under the other Documents where such failure is not remedied within one (1) Banking Day of the date such payment or purchase was required;

(b)         that has notified the Borrower, the Agent or any Lender (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party;

(c)         that has failed, within three (3) Banking Days after written request by the Agent or the Borrower, to confirm in writing to the Agent and the Borrower that it will comply with the terms of this Agreement relating to its obligations to fund prospective Advances;

(d)         that has otherwise failed to pay over to the Borrower, the Agent or any other Lender any other amount required to be paid by it hereunder within three (3) Banking Days of the date when due, unless the subject of a good faith dispute;

(e)         in respect of which a Lender Insolvency Event or a Lender Distress Event has occurred in respect of such Lender or its Lender Parent;

(f)          that is generally in default of its obligations under other existing credit or loan documentation under which it has commitments to extend credit; or

(g)         that becomes the subject of a Bail-In Action.

"Depository Bills and Notes Act (Canada)" or "DBNA" means the Depository Bills and Notes Act (Canada), R.S.C. 1998, c. 13, including the regulations made and, from time to time, in force under that Act.

"Disqualified Lender" means (a) those Persons that have been separately identified in writing by the Borrower to the Agent prior to January 25, 2021, (b) those Persons who are competitors of the Borrower and its Subsidiaries that are separately identified in writing by the Borrower to the Agent from time to time, and (c) in the case of each of clauses (a) and (b), any of their Affiliates (other than bona fide debt fund Affiliates) that are either (i) identified in writing by the Borrower to the Agent from time to time or (ii) clearly identifiable on the basis of such Affiliate's similarity of name; provided that any supplements to the list of Disqualified Lenders shall (x) not apply retroactively to disqualify any Persons that have previously acquired an assignment or participation in the Credit Facility in accordance with the terms hereof or (y) in the case of clauses (b) and (c)(i) above, become effective on the date falling three (3) Banking Days following identification in writing of the applicable Person or Persons to the Agent.

"Distribution" means:

(a)         the declaration or payment of any dividend or other distribution on or in respect of any shares in the capital of the Borrower or any Restricted Subsidiary which is not a wholly owned Restricted Subsidiary (including any return of capital);

(b)         the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any shares in the capital of the Borrower or any Restricted Subsidiary which is not a wholly owned Restricted Subsidiary or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for shares in the capital thereof, including options, warrants, conversion or exchange privileges and similar rights, but excluding equity compensation plans for directors, officers and employees and related equity hedges;

(c)         the making of any loan or advance or any other provision of credit to any shareholder of the Borrower or any Restricted Subsidiary which is not a wholly owned Restricted Subsidiary;

(d)         the payment of any principal, interest, fees or other amounts on or in respect of any loans, advances or other debt for borrowed money owing at any time by the Borrower to any shareholder of the Borrower, Affiliates of the Borrower or shareholders of Affiliates of the Borrower, other than to a wholly owned Restricted Subsidiary; or

(e)         (i)          the payment of any amount;

(ii)         the sale, transfer, lease or other disposition of any property or assets; or

(iii)         any granting or creation of any rights or interests, at any time,

by the Borrower or any Restricted Subsidiary to or in favour of any Affiliate of the Borrower or any other shareholder of the Borrower, other than to or in favour of the Borrower or a wholly owned Restricted Subsidiary and excluding:

(A)        payments made by the Borrower in the ordinary course of business to a shareholder of the Borrower in such shareholder's capacity as a director, officer or employee of the Borrower or a Restricted Subsidiary; and

(B)        transactions entered into with an Affiliate of the Borrower or any other shareholder of the Borrower which are in compliance with Section 12.3(f).

"Documents" means this Agreement, each Guarantee Agreement and any other instruments or agreement entered into by the Parties relating to the Credit Facility or delivered by an Enerplus Party pursuant to the terms of this Agreement.

"Drawdown" means an Advance, other than an Advance by way of Rollover or Conversion.

"Drawdown Date" means the date specified in a Notice of Borrowing as the date on which a Drawdown will occur and which date will be a Banking Day, and which in the case of a LIBOR Based Loan will be a LIBOR Banking Day.

"EEA Financial Institution" means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a Lender Parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its Lender Parent.

"EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein and Norway.

"EEA Resolution Authority" means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

"Electing Lender" has the meaning attributed to it in Section 3.3(b).

"Election Period" has the meaning attributed to it in Section 3.3(b).

"Enerplus Parties" means the Borrower and each Restricted Subsidiary.

"Environment" means all components of the earth, including, all layers of the atmosphere, air, land (including, all underground spaces and cavities and all lands submerged under water), soil, water (including, surface and underground water), organic and inorganic matter and living organisms, and the interacting natural systems that include the components referred to in this definition.

"Environmental Laws" means any Laws relating, in whole or in part, to the protection or enhancement of the Environment, including related to the Release of Contaminants, occupational safety, product liability, public health, public safety and transportation or handling of dangerous goods.

"Equivalent Amount" in one currency (the "First Currency") of an amount in another currency (the "Other Currency") means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Other Currency at the Spot Rate for such currencies on such date of determination or, if such date of determination is not a Banking Day, on the Banking Day immediately preceding such date of determination.

"EU Bail-In Legislation Schedule" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

"Eurodollars" means U.S. Dollars which are freely convertible, transferable and dealt with on the London Interbank Eurodollar Market.

"Event of Default" means an event specified in Section 16.1.

"Extension" has the meaning attributed to it in Section 3.3(a).

"Extension Notice" has the meaning attributed to it in Section 3.3(d).

"Extension Request" has the meaning attributed to it in Section 3.3(a).

"Federal Funds Rate" means, for any day, the rate calculated by the Federal Reserve Bank of New York, based on such day's federal funds transactions by depositary institutions, as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time and as published on the next succeeding Banking Day by the Federal Reserve Bank of New York as the federal funds effective rate, or, if such day is not a Banking Day, such rate for the immediately preceding Banking Day, for which the same is published or, if such rate is not so published for any day that is a Banking Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by the Agent, acting reasonably; provided that if the Federal Funds Rate as determined above is less than zero, then the Federal Funds Rate shall be deemed to be zero.

"Financial Calculation" has the meaning attributed to it in the definition of Accounting Change.

"Fund" means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course of its activities.

"Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in Canada or the U.S., as applicable, employed by the Borrower in its publicly filed financial statements from time to time in accordance with requirements of applicable securities regulators and which may include, for greater certainty, IFRS.

"Guarantee Agreement" means the guarantee and subordination agreement to be granted by each Loan Party (other than the Borrower) substantially in the form of Schedule H in favour of the Agent on behalf of the Lenders, as amended, supplemented or restated from time to time.

"Hedging Agreement" means:

(a)         any contract for a rate swap, rate cap, rate floor, rate collar, forward rate agreement, futures or other rate protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in interest rates;

(b)         any contract for the sale or future delivery of commodities (whether or not the subject commodities are to be delivered), hedging contract, forward contract, swap agreement, futures contract or other commodity pricing protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in prices of the subject commodities (which for certainty includes physically and financially settled hedges); and

(c)         any contract for the sale, purchase, or exchange or for future delivery of foreign currency (whether or not the subject currency is to be delivered or exchanged), hedging contract, forward contract, swap agreement, futures contract, or other foreign exchange protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in foreign exchange rates; and

any other derivative agreement or other similar agreement or arrangements including any total return swap or other equity based derivative.

"IFRS" means International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

"including" means "including without limitation."

"Indebtedness" means, with respect to any Person, indebtedness, excluding current trade payables incurred by such Person in the normal course of business, created, incurred, assumed or guaranteed by such Person, whether absolute or contingent and including any actual obligation of such Person arising in respect of any Hedging Agreement.

"Indemnified Parties" has the meaning given to it in Section 14.1.

"Individual Commitment Amount" means, from time to time, that portion of the Commitment Amount which a Lender has severally agreed to make available to the Borrower in accordance with the terms and conditions of the Agreement, subject to adjustment pursuant to the terms of the Agreement.

"Interest Act (Canada)" means the Interest Act, R.S.C. 1985, c. I-15, including the regulations made and, from time to time, in force under that Act.

"Interest Period Maturity Date" means the date, which must be a Banking Day, or LIBOR Banking Day with respect to a LIBOR Based Loan, on which an Advance becomes due and payable by the Borrower.

"Investment Grade" means, with respect to a successor entity in accordance with Section 15.1(d), a senior unsecured long term debt rating of no less than:

(a)         if such successor entity is rated by both S&P and Moody's, then BBB- by S&P and Baa3 by Moody's; or

(b)         if such successor entity is rated by only one of S&P or Moody's, then BBB- by S&P or Baa3 by Moody's, as applicable.

"Judgment Interest Act (Alberta)" means the Judgment Interest Act, R.S.A. 2000, c. J-1, including the regulations made and from time to time in force under that Act.

"Laws" means all constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any judgments, orders, writs, injunctions, decisions, directives, rulings, decrees and awards of any Administrative Body, and any policies, voluntary restraints, practices or guidelines of any Administrative Body, and including, any principles of common law and equity.

"Lead Arrangers" means, collectively, RBC Capital Markets and BMO Capital Markets.

"Lender Distress Event" means, in respect of a Lender:

(a)         such Lender or its Lender Parent is subject to a liquidation, merger, sale or other change of control, in each case, forced or supported in whole or in part by guarantees or other support (including the nationalization or assumption of ownership or operating control by the Government of the United States, Canada or any other governmental authority); or

(b)         such Lender or its Lender Parent is otherwise adjudicated as, or determined to be, insolvent or bankrupt, in each case, by any governmental authority having regulatory authority over such Lender or Lender Parent or their respective assets;

provided that, for certainty, a Lender Distress Event shall not have occurred solely by virtue of the ownership or acquisition of any equity interest in such Lender or its Lender Parent by any governmental authority or the disposition thereof.

"Lender Insolvency Event" means, in respect of a Lender:

(a)         such Lender or its Lender Parent is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)         such Lender or its Lender Parent becomes insolvent, is deemed insolvent by applicable Law or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)         such Lender or its Lender Parent makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)         (i)          such Lender or its Lender Parent institutes, or has instituted against it by a regulator, supervisor or any similar governmental authority with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office:

(A)        a proceeding pursuant to which such governmental authority takes control of such Lender's or Lender Parent's assets;

(B)        a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding up law or other similar law affecting creditors' rights; or

(C)        a petition is presented for its winding up or liquidation by it or such regulator, supervisor or similar governmental authority; or

(ii)         such Lender or its Lender Parent has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding up law or other similar law affecting creditors' rights, or a petition is presented for its winding up or liquidation, and such proceeding or petition is instituted or presented by a Person or entity not described in clause (i) above and either:

(A)        results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding up or liquidation; or

(B)        is not dismissed, discharged, stayed or restrained in each case within fifteen (15) days of the institution or presentation thereof;

(e)         such Lender or its Lender Parent has a resolution passed for its winding up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(f)          such Lender or its Lender Parent seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or a substantial portion of its assets;

(g)         such Lender or its Lender Parent has a secured party take possession of all or a substantial portion of its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or a substantial portion of its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case, within fifteen (15) days thereafter;

(h)         such Lender or its Lender Parent causes or is subject to any event with respect to it which, under the applicable law of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (g) above, inclusive; or

(i)          such Lender or its Lender Parent takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing.

"Lender LIBOR Suspension Notice" has the meaning attributed to it in Section 9.3.

"Lender Parent" means any Person that directly or indirectly controls a Lender and, for the purposes of this definition, "control" shall have the same meaning as set forth in the definition of "Affiliate" contained herein.

"Lenders" means those financial institutions who in accordance with the provisions of the Agreement provide an Individual Commitment Amount, initially being each of the financial institutions listed in Schedule A and thereafter, those financial institutions which may become a Party to the Agreement, as a Lender, by executing and delivering to the Agent and to the Borrower an Assignment or otherwise becoming a Party hereto, in each of their respective successors and permitted assigns, and "Lender" means any one of them in such capacity.

"Lenders' Counsel" means Norton Rose Fulbright Canada LLP.

"LIBOR" means with respect to any LIBOR Period applicable to a LIBOR Based Loan, the per annum rate of interest determined by the Agent by reference to the rate set by ICE Benchmark Administration for deposits in U.S. Dollars (as set forth by any service selected by the Agent that has been nominated by ICE Benchmark Administration as an authorized information vendor for the purpose of displaying such rate which, as of the date hereof, is "LIBOR01 Page" of Reuters Limited) for a period equal to the number of days in the applicable LIBOR Period, at or about 11:00 a.m. (London, England time) on the second LIBOR Banking Day prior to the first day of such LIBOR Period.  If such "LIBOR01 Page" is not available, then "LIBOR" shall mean, with respect to any such LIBOR Period, the per annum rate of interest, based on a three hundred and sixty (360) day year, determined by the Agent at approximately 11:00 a.m. (London, England time) (or so soon thereafter as practicable) on the second LIBOR Banking Day prior to the first day of such LIBOR Period offered to the Agent by leading banks in the London interbank market for the placing of U.S. Dollar deposits with the Agent having a term comparable to such LIBOR Period and in an amount comparable to the principal amount of the Advance in respect of the applicable LIBOR Based Loan; provided that, if the rate determined above shall ever be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

"LIBOR Banking Day" means any Banking Day on which commercial banks are open for international business (including dealings in U.S. Dollar deposits in the London interbank market) in London, England.

"LIBOR Based Loan" means an Advance in U.S. Dollars which bears interest at a rate based on LIBOR.

"LIBOR Period" means a period of 1, 2, 3 or 6 months selected by the Borrower and readily available in the London Interbank Eurodollar Market, or such other period as may be agreed to by the Lenders.

"Loan Parties" means the Borrower and each Material Restricted Subsidiary which is a party to a Guarantee Agreement.

"Majority Lenders" means the Lenders under the Credit Facility holding, in aggregate, at least 66 2/3% of the Commitment Amount.

"Material Acquisition" means, at any time, an acquisition (including an acquisition which is comprised of a number of related transactions) by any Enerplus Party of (i) shares, units or other equity interests in any Person or (ii) any properties, in each case:

(a)         which is completed in the immediately preceding twelve months; and

(b)         is in respect of equity interests or properties that the applicable Enerplus Party continues to own at such time,

and which, when netted against each disposition by any Enerplus Party during the same period, increases the Consolidated Tangible Assets of the Borrower as shown on the most recent consolidated financial statements of the Borrower at such time by more than 5%.

"Material Adverse Effect" means a material adverse effect on the financial position, the property, business, operations or liabilities of the Enerplus Parties taken as a whole, or on the ability of the Enerplus Parties to perform their collective obligations under the Documents, or the validity or enforceability of any material provision thereof.

"Material Restricted Subsidiary" means any:

(a)         Restricted Subsidiary which, on a consolidated basis, represents at least 5% of Consolidated Tangible Assets;

(b)         Restricted Subsidiary which has consolidated gross sales (other than any attributable to Non-Recourse Assets) equal to or greater than 5% of the consolidated gross sales of the Borrower (other than any attributable to Non-Recourse Assets);

(c)         Subsidiary who is a partner of a Partnership Party who is a Material Restricted Subsidiary; and

(d)         Subsidiary that provides a guarantee of the Senior Notes,

provided that (i) the Target shall not be required to provide or become party to the Guarantee Agreement if it is amalgamated with the Purchaser on or before the date it would otherwise be required to provide a guarantee under Section 12.1(t); and (ii) Enerplus Group Financing LLC shall not be required to provide or become party to the Guarantee Agreement for so long as it is in compliance with the covenants set forth in Section 12.4. As of the date of this Agreement, the Material Restricted Subsidiaries are as set forth in Schedule E.

"Maturity Date" means the date which is 36 months after the Closing Date, as such date may be extended pursuant to Section 3.3 with respect to an Electing Lender, or, if such date is not a Banking Day, on the Banking Day immediately preceding such date.

"Moody's" means Moody's Investors Service, Inc. and its successors.

"Non-Electing Lender" has the meaning attributed to it in Section 3.3(b).

"Non-Recourse Assets" has the meaning attributed to it in the definition of Non-Recourse Debt.

"Non-Recourse Debt" means (a) any indebtedness or other obligations (including Purchase Money Obligations), and (b) guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations which, in each case, are incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refunding of any such indebtedness, liabilities and obligations, provided that the recourse of the lender thereof or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such indebtedness, liabilities and obligations is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings) to the assets created, developed, constructed or acquired in respect of which such indebtedness, liabilities and obligations has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which the lender has recourse (collectively, the "Non-Recourse Assets" which, for certainty, shall include the shares and other equity interests of any special purpose Subsidiary which incurs Non-Recourse Debt where its only assets are the Non-Recourse Assets securing any such Non-Recourse Debt).

"Non-Restricted Subsidiary" means any Subsidiary which is not a Restricted Subsidiary.

"Notice of Borrowing" means, in relation to Advances, a notice by the Borrower to the Agent substantially in the form of Schedule B.

"Notice of Rollover, Notice of Conversion or Notice of Repayment" means, in relation to Advances, a notice by the Borrower to the Agent substantially in the form of Schedule C.

"OFAC" means The Office of Foreign Assets Control of the U.S. Department of the Treasury.

"Participant" has the meaning attributed to it in Section 18.4.

"Parties" means the Borrower, the Agent and the Lenders and their respective successors and permitted assigns, and "Party" means any one of the Parties.

"Partnership Parties" means, collectively, but only to the extent any of the following is a Restricted Subsidiary, each Enerplus Party that is a partnership, and each of their respective successors and permitted assigns.

"Pension Plan" means any retirement or pension benefit plan that is established by a Person for the benefit of its employees that requires such Person to make periodic payments or contributions including, for certainty, any such plan created by any Enerplus Party domiciled and carrying on business in the United States and which is subject to the Employee Retirement Income Security Act of 1974, as amended from time to time and any regulations thereunder.

"Permitted Encumbrances" means:

(a)         undetermined or inchoate Security Interests arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to Law against any of the Enerplus Parties in respect of which no steps or proceedings to enforce such Security Interests have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any Security Interest which such Enerplus Party is in good faith contesting if such contest involves no risk of loss of any material part of the property of the Enerplus Parties taken as a whole;

(b)         Security Interests incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such Security Interests relate, for any of the Enerplus Parties' portion of the costs and expenses of such development or operation, provided such costs or expenses are not due or delinquent or if due or delinquent, any Security Interest which such Enerplus Party is in good faith contesting if such contest involves no risk of loss of any material part of the property of the Enerplus Parties taken as a whole;

(c)         a sale or disposition of oil and gas properties resulting from any pooling or unit agreement entered into in the ordinary course of business when, in any of the Enerplus Parties' reasonable judgment, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such properties, provided that, such Enerplus Party's resulting pooled or unitized interest is proportional (either on an acreage or reserve basis) to the interest contributed by it and is not materially less than such Enerplus Party's interest in such oil and gas properties prior to such pooling or unitization and its obligations in respect thereof are not greater than its proportional share based on the interest acquired by it;

(d)         to the extent a Security Interest is created or constituted thereby, farmout interests or overriding royalty interests, net profit interests, reversionary interests and carried interests in respect of any of the Enerplus Parties' oil and gas properties that are or were entered into with or granted to arm's length third parties in the ordinary course of business and in accordance with sound industry practice;

(e)         Security Interests for penalties arising under non-participation provisions of operating agreements in respect of any of the Enerplus Parties' oil and gas properties, if such Security Interests do not materially detract from the value of any material part of the property of the Enerplus Parties taken as a whole;

(f)         easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by any of the Enerplus Parties' (including rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not materially detract from the value of such land or materially impair its use in the operation of the business of the Enerplus Parties taken as a whole;

(g)         any Security Interest or trust arising in connection with worker's compensation, employment insurance, pension and employment Laws;

(h)        the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise grant or permit acquired by any of the Enerplus Parties, or by any statutory provision to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(i)          all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(j)          any right of first refusal in favour of any Person granted in the ordinary course of business with respect to all or any of the oil and gas properties of the Enerplus Parties;

(k)         any claim or Security Interest from time to time disclosed by the Enerplus Parties to the Agent and which is consented to by the Lenders;

(l)          public and statutory Security Interests not yet due and similar Security Interests arising by operation of Law;

(m)        any Security Interest in favour of a landlord of leased real property in respect of the leasehold improvements made to, and other personal property of the tenant located on, such leased real property; and

(n)         any other Security Interest not referred to in paragraphs (a) through (m), inclusive, provided that such Security Interests (i) which secure Purchase Money Obligations, comply with the definition thereof and (ii) do not attach generally to all or substantially all of the property of the Borrower or any Restricted Subsidiary, as the case may be, (except for any special purpose Restricted Subsidiary which incurs Non-Recourse Debt where all of the assets of such Restricted Subsidiary are Non-Recourse Assets) and provided further that the aggregate of the principal amounts secured by all of the Security Interests permitted under this paragraph (n) and the aggregate principal amount of all outstanding Consolidated Total Debt of Restricted Subsidiaries permitted by Section 12.3(i) does not at any time exceed, in the aggregate, 5% of the Consolidated Tangible Assets as at the end of the Borrower's previous fiscal quarter.

"Person" means an individual, a partnership, a corporation, a company, a trust, an unincorporated organization, a union, a government or any department or agency thereof (collectively an "entity") and the heirs, executors, administrators, successors, or other legal representatives, as the case may be, of such entity.

"Personal Property Security Act (Alberta)" means the Personal Property Security Act, R.S.A. 2000, c. P-7, as amended, including the regulations made and, from time to time, in force under that Act.

"Petroleum Substances" means petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing.

"Principal Amount" means, in relation to a Lender, that portion of the Aggregate Principal Amount which has been advanced by such Lender and which remains outstanding.

"Purchase and Sale Agreement" means that certain membership interest purchase and sale agreement dated as of January 25, 2021 among the Seller, the Target and the Purchaser, providing for the Acquisition.

"Purchase and Sale Agreement Representations" means such of the representations made by or on behalf of the Seller in the Purchase and Sale Agreement as are material to the interests of the Lenders, but only to the extent that the Purchaser or any of its Affiliates has the right (taking into account any applicable cure provisions) to terminate its obligations under the Purchase and Sale Agreement, or the right not to consummate the Acquisition pursuant to the Purchase and Sale Agreement (in each case, without giving effect to notice or lapse of time or both), as a result of any inaccuracy of such representations or warranties in the Purchase and Sale Agreement.

"Purchase Money Obligations" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured and any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon and the proceeds thereof and any Permitted Encumbrance described in paragraphs (c) and (d) of the definition thereof shall not be included as a Purchase Money Obligation.

"Purchaser" means Enerplus Resources (USA) Corporation, a wholly-owned Subsidiary of the Borrower.

"Purchase Price" has the meaning given to it in the Purchase and Sale Agreement.

"Rateable Portion" means, at any time and from time to time with respect to each Lender the proportion from time to time of the Individual Commitment Amount of a Lender relative to the Commitment Amount, subject to adjustment pursuant to Section 19.18; provided that, the Rateable Portion after an Event of Default has occurred and is continuing shall be the portion of the Aggregate Principal Amount owing to a Lender relative to the Aggregate Principal Amount owing to all Lenders.

"RBC" means Royal Bank of Canada, a Canadian chartered bank, and its successors and permitted assigns.

"Release" includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping.

"Request Period" has the meaning attributed to it in Section 3.3(a).

"Resignation Notice" has the meaning attributed to it in Section 19.10.

"Resolution Authority" means, with respect to an EEA Financial Institution, an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

"Restricted Subsidiary" means each Subsidiary of the Borrower, other than any Subsidiary of the Borrower which has been designated to be a Non-Restricted Subsidiary.  As of the date of this Agreement, the Restricted Subsidiaries and the Non-Restricted Subsidiaries are as set forth in Schedule E.

"Rollover" means, with respect to an Advance under the Credit Facility, in relation to a LIBOR Based Loan, the continuation of all or any portion of such LIBOR Based Loan for an additional LIBOR Period subsequent to the initial or any subsequent LIBOR Period applicable thereto, and "Rolled Over" has a similar meaning.

"S&P" means S&P Global Ratings, a division of S&P Global Inc., its Affiliates and their respective successors.

"Sale-Leaseback" means an arrangement under which title to any property or asset, or an interest therein, is transferred by a Person (the "First-Mentioned Person") to some other Person which leases or otherwise gives or grants the right to use such property or asset or interest therein to the First-Mentioned Person, whether or not in connection therewith the First-Mentioned Person also acquires a right or is subject to an obligation to re-acquire the property, asset or interest, and regardless of the accounting treatment of such arrangement.

"Sanctioned Country" means, at any time, a country, region or territory which is the subject or target of any Sanctions.

"Sanctioned Person" means:

(a)         a Person that is designated under, listed on, or owned or controlled by a Person designated under or listed on, or acting on behalf of a Person designated under or listed on, any Sanctions List;

(b)         a Person that is located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a Person located in or organized under the laws of a country or territory that is the target of countrywide or territory-wide Sanctions;

(c)         a Person that is otherwise a target of Sanctions ("target of Sanctions" signifying a Person with whom a Person or other national of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities); or

(d)         any other Person to which one or more Lenders would not be permitted to make a loan, or provide funding, in accordance with Sanctions, or otherwise deal with pursuant to Sanctions.

"Sanctions" means, solely in respect of the business activities of each of the Loan Parties or their respective Subsidiaries, economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by a Sanctions Authority that are applicable to each Loan Party or its respective Subsidiaries; provided however that, with respect to economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Sanctions Authority outside of Canada (or in the case of Loan Parties who are resident, or otherwise carry on business, in the United States, the United States), only to the extent such sanctions or trade embargoes would not violate Law in Canada (or in the case of Loan Parties who are incorporated or formed, or otherwise carry on business, in the United States, Law in the United States).

"Sanctions Authority" means any of: (a) the Canadian federal government; (b) the United States federal government; (c) the United Nations Security Council (to the extent it would not violate Law in Canada); (d) the European Union; (e) the United Kingdom; or (f) the respective governmental institutions, departments and agencies of any of the foregoing, including Global Affairs Canada, Public Safety Canada, OFAC, the United States Department of State, and Her Majesty's Treasury of the United Kingdom and "Sanctions Authorities" means all of the foregoing, collectively.

"Sanctions List" means the "Specially Designated Nationals and Blocked Persons" list maintained by OFAC or any substantially similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities.

"Securities Act (Alberta)" means the Securities Act, R.S.A. 2000, c. S-4, as amended, including the regulations made and, from time to time, in force under that Act.

"Security Interest" means any mortgage, lien, pledge, charge (whether fixed or floating), security interest, title retention agreement, or other encumbrance of any kind, contingent or absolute which, in each case, secures payment or performance of an obligation but excludes operating leases, any right of set-off arising in the ordinary course of business and any writ of execution, or other similar instrument, arising from a judgment relating to the non-payment of indebtedness.

"Seller" means Bruin Purchaser LLC.

"Senior Notes" means the Borrower's:

(a)         7.97% Senior Notes, Series C, due June 18, 2021;

(b)         (i)          4.40% Senior Notes, Series B, due May 15, 2022; and

(ii)         4.40% Senior Notes, Series C, due May 15, 2024;

(c)         3.79% Senior Notes, due September 3, 2026; and

(d)         any additional senior notes of the Borrower ranking pari passu with the foregoing senior notes issued to institutional investors pursuant to a note purchase agreement substantially similar to the note purchase agreements under which the foregoing senior notes were issued.

"Shareholders' Equity" means, at any time, the shareholders' equity as shown on the consolidated balance sheet of the Borrower plus, to the extent not included in the foregoing, the amount of any Convertible Debentures issued by the Borrower which remain outstanding, and without giving effect to the reduction in the aggregate of U.S. $823,735,500 as at December 31, 2012 as a consequence of the adoption of U.S. GAAP.

"Specified Representations" means the representations and warranties set forth in Sections 11.1(a), 11.1(b) (excluding paragraph (ii) thereof and excluding any representation therein relating to the creation of an encumbrance), 11.1(c), 11.1(m) (solely insofar as it relates to Sections 16.1(e) and 16.1(f)), 11.1(s) and 11.1(t).

"Spot Rate" means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the Banking Day that such conversion is to be made (or, if such conversion is to be made before close of business on such Banking Day, then at the close of business on the immediately preceding Banking Day), and, in either case, if no such rate is quoted, the spot rate of exchange quoted for wholesale transactions by the Agent on the Banking Day such conversion is to be made in accordance with its normal practice.

"Subordinated Debt" means all indebtedness for borrowed money created, incurred, assumed or guaranteed by an Enerplus Party and which is owing to a Person or Persons other than another Enerplus Party, provided the holders of such debt enter into a subordination and postponement agreement with the Agent, which indebtedness has all of the following characteristics:

(a)         an initial final maturity in respect of repayment of principal extending beyond the latest Maturity Date of any Lender under this Agreement at the time such Subordinated Debt is created, incurred, assumed or guaranteed, except to the extent that the Subordinated Debt is incurred to fund all or a portion of the cost of a Material Acquisition;

(b)         no scheduled cash principal payments thereunder prior to the latest Maturity Date of any Lender under this Agreement at the time such Subordinated Debt is created, incurred, assumed or guaranteed, except to the extent that the Subordinated Debt is incurred to fund all or a portion of the cost of a Material Acquisition;

(c)         such indebtedness shall be unsecured;

(d)         upon the occurrence and during the continuance of any Default or Event of Default or the commencement of any proceedings in relation to dissolution, winding up, liquidation, receivership, insolvency or bankruptcy of the applicable Enerplus Party, such indebtedness shall be postponed, subordinate and junior in right of payment to all payment obligations under this Agreement or any guarantee of any thereof;

(e)         upon the occurrence of any Default or Event of Default, such indebtedness shall have a standstill period of not less than six months; and

(f)          such indebtedness shall not have any covenants, events of default or other terms and conditions (except for pricing) which are more restrictive than those contained in this Agreement,

but does not in any event include Convertible Debentures.

"Subsidiary" means any Person of which more than 50% of the outstanding Voting Securities are owned, directly or indirectly by or for the Borrower, provided that the ownership of such Voting Securities confers the right to elect at least a majority of the board of directors of such Person, or a majority of Persons serving similar roles or in respect of a partnership or trust if more than a 50% interest in the profits or capital thereof is directly or indirectly owned by such Person, and includes any legal entity in like relationship to a Subsidiary. For certainty, the Target and its Subsidiaries which satisfy the foregoing shall be included as Subsidiaries of the Borrower from and after the Closing Date.

"Successor Agent" has the meaning attributed to it in Section 19.10.

"Target" means Bruin E&P Holdco, LLC.

"Taxes" means all taxes of any kind or nature whatsoever including income taxes, capital taxes, minimum taxes, levies, imposts, stamp taxes, royalties, duties, charges to tax, value added taxes, commodity taxes, goods and services taxes, and all fees, deductions, compulsory loans, withholdings and restrictions or conditions resulting in a charge imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future by any governmental or quasi-governmental authority of or within any jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon and any instalments in respect thereof.

"Threshold Amount" means the greater of:

(a)         U.S. $60,000,000; and

(b)         1.5% of Consolidated Tangible Assets.

"Total Capitalization" means the aggregate of Consolidated Total Debt and Shareholders' Equity but excluding from Shareholders' Equity any amounts included therein attributable to Non-Recourse Assets.

"U.S. Base Rate" means the greater of:

(a)         variable rate of interest quoted by the Agent from time to time as the reference rate of interest which it employs to determine the interest rate it will charge for demand loans in U.S. Dollars to its customers in Canada and which it designates as its "U.S. Base Rate", and

(b)         the Federal Funds Rate plus 100 Basis Points per annum.

"U.S. Base Rate Loan" means an Advance in U.S. Dollars which bears interest at a rate based on the U.S. Base Rate; provided, that if on any day (a) the sum of (i) the U.S. Base Rate on such day and (ii) the applicable margin indicated in the pricing table in Section 4.2(d) for a U.S. Base Rate Loan on such day is less than (b) the sum of (i) the LIBOR rate for such day based on a LIBOR Period of 1 month and (ii) the applicable margin indicated in the pricing table in Section 4.2(d) for a LIBOR Based Loan on such day, then any U.S. Base Rate Loan shall bear interest for such day at a rate equal to the rate applicable to any such LIBOR Based Loan on such day.

"U.S. Dollars" or "U.S. $" or "$"each means lawful currency of the United States of America.

"UK Financial Institution" means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority which includes certain credit institutions and investment firms, and certain Affiliates of such credit institutions or investment firms.

"UK Resolution Authority" means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

"Voting Securities" means shares or units of capital stock of any class of any corporation, partnership or trust carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares or units which only carry the right to vote conditionally on the happening of an event will not be considered Voting Securities, whether or not such event will have occurred, nor will any shares or units be deemed to cease to be Voting Securities solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event.

"Write-Down and Conversion Powers" means (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable UK Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.2                     Headings

Headings, subheadings and the table of contents contained in any of the Documents are inserted for convenience of reference only and will not affect the construction or interpretation of any of the Documents.

1.3                     Subdivisions

Unless otherwise stated, reference herein to a Schedule or to an Article, Section, paragraph or other subdivision is a reference to such Schedule to this Agreement or such Article, Section, paragraph or other subdivision of this Agreement.  Reference in Section 1.1 to a Schedule or to an Article, Section, paragraph or other subdivision of "this Agreement" is a reference to such Schedule or Article, Section, paragraph or other subdivision of this Agreement.

1.4                     Number

Wherever the context in any of the Documents so requires, a term used herein importing the singular will also include the plural and vice versa.

1.5                     Statutes, Regulations and Rules

Any reference in any of the Documents to all or any Section or paragraph or any other subdivision of any Law will, unless otherwise expressly stated, be a reference to that Law or the relevant Section or paragraph or other subdivision thereof, as amended, substituted, replaced or re-enacted from time to time.

1.6                     Monetary References

Whenever an amount of money is referred to in any of the Documents, such amount will, unless otherwise expressly stated, be in U.S. Dollars.

1.7                     Time

Time will be of the essence of the Documents.

1.8                     Governing Law

The Documents will be governed by and construed in accordance with the Laws in force in the Province of Alberta from time to time.

1.9                     Enurement

The Documents will be binding upon and will enure to the benefit of the Parties and their respective successors and permitted assigns.

1.10                   Amendments

No Document may be amended orally and, subject to Sections 1.11(a) and 19.16, any amendment may only be made by way of an instrument in writing signed by the Parties.

1.11                   No Waiver

(a)         Subject to Sections 1.11(c) and 19.16(a), no waiver by a Party of any provision or of the breach of any provision of any of the Documents will be effective unless it is contained in a written instrument duly executed by an authorized officer or representative of such Party.  Such written waiver will affect only the matter specifically identified in the instrument granting the waiver and will not extend to any other matter, provision or breach.

(b)         The failure of a Party to take any steps in exercising any right in respect of the breach or non-fulfilment of any provision of any of the Documents will not operate as a waiver of that right, breach or provision, nor will any single or partial exercise of any right preclude any other or future exercise of that right or the exercise of any other right, whether in Law or otherwise.

(c)         Acceptance of payment by a Party after a breach or non-fulfilment of any provision of any of the Documents requiring a payment to such Party will constitute a waiver of such provision if cured by such payment, but will not constitute a waiver or cure of any other provision of any of the Documents.

1.12                   Severability

If the whole or any portion of the Documents or the application thereof to any circumstance is found to be invalid or unenforceable to an extent that does not affect the operation of the Document in question in a fundamental way, the remainder of the provision in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of the Document in question, will not be affected thereby and will be valid and enforceable to the fullest extent permitted by Law.

1.13                   Inconsistency

To the extent that there is any inconsistency or ambiguity between the provisions of this Agreement and any other Document, the provisions of this Agreement will govern to the extent necessary to eliminate such inconsistency or ambiguity.

1.14                   Accounting Terms and Principles

Except as otherwise expressly provided, all accounting terms, principles and calculations applicable to the Credit Facility will be interpreted, applied and calculated, as the case may be, in accordance with GAAP.  The basis of accounting and all calculations set out in this Agreement will be applied and made on a consistent basis and will not be changed for the purposes of this Agreement unless agreed to by the Agent in writing, such agreement not to be unreasonably withheld.

1.15                   Accounting Change

(a)         In the event that any Accounting Change occurs, the Borrower will provide notice thereof to the Agent (an "Accounting Change Notice") together with a description of the nature of such Accounting Change.  Any Accounting Change Notice shall be delivered within 60 days after the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days after the end of such period.  Such Accounting Change Notice shall describe the effect and quantification (except where impracticable) of such Accounting Change on the Borrower's current and immediately prior year's financial statements.  Such Accounting Change Notice shall state whether the Borrower wishes to revise the method of calculating one or more of the Financial Calculations (including the revision of any of the defined terms used in the determination of such Financial Calculation).

(b)         Upon receipt of an Accounting Change Notice the Agent or Majority Lenders, as applicable, will notify the Borrower within 30 days after receipt of the Accounting Change Notice whether or not they agree or disagree with the Borrower's request.

(c)         Should the Agent or Majority Lenders disagree with the Borrower's request per the Accounting Change Notice, the Borrower and the Lenders shall in good faith attempt to agree on a revised method of calculating such Financial Calculations, provided that until such time as any such agreement has been reached, such method of calculation shall not be revised and all amounts to be determined thereunder shall be determined without giving effect to the Accounting Change.

(d)         If a Compliance Certificate is delivered in respect of a fiscal quarter or fiscal year in which an Accounting Change is implemented without giving effect to any revised method of calculating any of the Financial Calculations, and subsequently, as provided above, the method of calculating one or more of the Financial Calculations is revised in response to such Accounting Change, or the amounts to be determined pursuant to any of the Financial Calculations are to be determined without giving effect to such Accounting Change, the Borrower shall, as soon as reasonably possible, deliver a revised Compliance Certificate.  Any Event of Default which arises as a result of the Accounting Change and which is cured by this Section 1.15 shall be deemed to have never occurred.

1.16                   Schedules

The following are the Schedules which form part of this Agreement:

Schedule A:	List and Commitment of Lenders
Schedule B:	Form of Notice of Borrowing
Schedule C:	Form of Notice of Rollover, Notice of Conversion or Notice of Repayment
Schedule D:	Form of Assignment
Schedule E	List of Subsidiaries
Schedule F:	Form of Compliance Certificate
Schedule G:	Form of Designation of Enerplus Parties
Schedule H	Form of Guarantee Agreement

ARTICLE 2

CONDITIONS PRECEDENT

2.1                     Conditions Precedent to Effectiveness and Drawdown

This Agreement will become effective and the single Drawdown under the Credit Facility pursuant to Section 3.4(a) will be available to the Borrower upon the following conditions being satisfied:

(a)         the Agent shall have received the following, each in form and substance satisfactory to the Agent, acting reasonably:

(i)          a duly executed copy of this Agreement;

(ii)         a certificate of status, good standing certificate or other similar type evidence from its jurisdiction of formation for each Loan Party (to the extent applicable);

(iii)         a duly executed copy of a Closing Certificate from each Loan Party;

(iv)        a duly executed Guarantee Agreement from each Loan Party (other than the Borrower);

(v)         a duly executed copy of the Closing Opinions; and

(vi)        a duly executed copy of a legal opinion from Lenders' Counsel;

(b)         the Purchase and Sale Agreement shall be in full force and effect and the Acquisition shall have been consummated (or substantially simultaneously with the funding of the Drawdown under the Credit Facility, shall be consummated) on the terms of the Purchase and Sale Agreement without any material amendment, modification or waiver thereof, or material consent thereunder, in each case, if such amendment, modification, waiver or consent would be adverse to the interests of the Lenders in any material respect, without the consent of the Lead Arrangers, which consent shall not be unreasonably withheld, conditioned or delayed; provided that (i) any amendment, modification, waiver or consent with respect to (A) the definition of "Material Adverse Effect" (as such term is defined in the Purchase and Sale Agreement) which increases the exclusions in such definition or (B) the requirement for the Seller to discharge the indebtedness of the Target and its subsidiaries under all "Debt Instruments" (as defined in the Purchase and Sale Agreement) to permit any material amount of such indebtedness to remain outstanding after the Closing Date, in each case, without the consent of the Lead Arrangers shall in each case be deemed to be adverse to the interests of the Lenders in a material respect and (ii) the aggregate downward adjustments to the Purchase Price shall be deemed not to be adverse to the interests of the Lenders, and the Agent shall have received a certificate of an officer of the Borrower certifying same;

(c)         on the Closing Date:

(i)          all of the Purchase and Sale Agreement Representations are true and correct in all respects (without regard to any materiality qualifiers) as of the date of the Purchase and Sale Agreement, except to the extent any representation or warranty is given as of a specified date, in which case it need only be true as of that date, except to the extent any untruth or inaccuracy individually or in the aggregate does not result in a "Material Adverse Effect" (as defined in the Purchase and Sale Agreement); and

(ii)         all of the Specified Representations are true and correct in all material respects (or, in the case of any such Specified Representation already qualified by materiality, true and correct in all respects), and the Agent has received a certificate of an officer of the Borrower certifying the same;

(d)         the Agent shall have received the following, each prepared in accordance with GAAP and in form satisfactory to the Agent, acting reasonably:

(i)          a consolidated balance sheet and related statements of income, shareholders' equity and cash flows of the Borrower for the fiscal year ended December 31, 2020 (which shall be audited if available and otherwise shall be unaudited);

(ii)         an unaudited pro forma consolidated balance sheet and related statement of earnings and operating statements of the Borrower for the period ending December 31, 2020 (which shall be based on audited financial statements if available and otherwise shall be based on unaudited financial statements), in each case, giving effect to the Drawdown of the Credit Facility, the Acquisition and the issuance of any equity in connection therewith;

(iii)         an unaudited consolidated balance sheet of the Target as of the three-month period ended December 31, 2020 and the related unaudited consolidated statements of operations, changes in members' equity and cash flows of the Target for the period then ended; and

(iv)        if provided pursuant to the Purchase and Sale Agreement, the "Acquisition Financial Statements" (as defined in the Purchase and Sale Agreement);

(e)         the Agent shall have received a certified pro forma calculation of (A) the financial covenants in Section 12.2, showing compliance therewith and (B) the Consolidated Senior Net Debt to EBITDA Ratio, in each case with an effective date of December 31, 2020 (which shall be based on audited financial statements if available and otherwise shall be based on unaudited financial statements), and in each case giving effect to the Drawdown of the Credit Facility, the Acquisition and the issuance of any equity in connection therewith;

(f)          the Agent shall have received the following, each in form satisfactory to the Agent, acting reasonably:

(i)          the then most recent independent engineering reserve report covering the oil and gas properties of the Borrower and its Subsidiaries; and

(ii)         any independent engineering reserve reports covering the oil and gas properties of the Target and its Subsidiaries provided to the Purchaser pursuant to or in connection with the Purchase and Sale Agreement;

(g)         at least three business days prior to the Closing Date, the Borrower shall have provided the documentation and other information to the applicable Lenders that is required by regulatory authorities under applicable AML Legislation, to the extent requested in writing at least 10 Banking Days prior to the Closing Date;

(h)         all costs, fees, expenses and other compensation payable to the Lenders, the Lead Arrangers or the Agent pursuant to the Commitment Letter (including the Fee Arrangements (as defined therein)) have been paid by the Borrower to the Agent for the account of the Lead Arrangers, the Agent and the Lenders, as applicable, to the extent then due and, in the case of costs and expenses, to the extent that invoices have been submitted to the Borrower at least one Banking Day prior to the Closing Date;

(i)          the appropriate Notice of Borrowing will have been delivered in accordance with the notice provisions provided in Section 6.2; and

(j)          the Closing Date shall have occurred prior to the first to occur of (i) June 14, 2021, (ii) the consummation of the Acquisition without use of the Credit Facility and (iii) the termination of the Purchase and Sale Agreement in accordance with the terms thereof.

2.2                     Waiver of Conditions

The conditions precedent set out in Section 2.1 are inserted for the sole benefit of the Lenders and may be waived only by the Lenders in whole or in part and with or without terms or conditions, in respect of all or any portion of the Drawdown without affecting the right of the Lenders to assert such terms and conditions in respect of any other matter contemplated by this Agreement.

ARTICLE 3

CREDIT FACILITY

3.1                     The Credit Facility

Subject to the terms and conditions hereof and effective on the Closing Date, the Lenders, on a several basis, hereby establish the senior unsecured non-revolving term loan credit facility (the "Credit Facility") in favour of the Borrower in the Commitment Amount set forth in Schedule A, which may be drawn by the Borrower in U.S. Dollars in accordance with the terms of this Agreement.

3.2                     Nature of Credit Facility

The Credit Facility is non-revolving and any Advances thereunder which are repaid may not be re-borrowed.

3.3                     Extension of the Credit Facility

(a)         Notice by Borrower.  The Borrower may, at its option, request (an "Extension Request") that the Maturity Date be extended from the then applicable Maturity Date (an "Extension") at any time after the date that annual audited consolidated financial statements of the Borrower are delivered under Section 12.1(h) until six months thereafter (the "Request Period").  The Agent will promptly after receipt thereof, provide a copy of the Extension Request to each of the Lenders.  If the Borrower fails to make an Extension Request during the Request Period, the Credit Facility will no longer be capable of being extended as herein provided until the next Request Period.

(b)         Electing and Non-Electing Lenders.  Each Lender may, in its sole discretion, pursuant to an Extension Request, elect to extend the current Maturity Date with respect to its Individual Commitment Amount, subject however to such conditions and amendments respecting the Credit Facility, if any, as the Electing Lenders unanimously agree upon and are acceptable to the Borrower.  Each Lender will make its election by notice to the Agent on or before 30 days from the date of the Extension Request (the "Election Period").  Each Lender which grants an Extension is referred to herein as an "Electing Lender", and each Lender which elects not to grant an Extension, or fails to make such election within the Election Period, is referred to herein as a "Non-Electing Lender".

(c)         No Extension.  No Extension shall occur unless those Lenders who wish to grant an Extension pursuant to an Extension Request represent at least 66 2/3% of the aggregate Individual Commitment Amount of all Lenders who are not Non-Electing Lenders at the time of such Extension Request.  If no Extension occurs, the then current Maturity Date of the Lenders who are not already Non-Electing Lenders will, subject to Section 3.3(e), continue for each such Lender; provided that the Borrower may again make an Extension Request during the Request Period in the next calendar year in accordance with Section 3.3(a).

(d)         Extension Notice.  Promptly after the expiry of the Election Period, the Agent will notify the Borrower of the decision of the Lenders with respect to its Extension Request (the "Extension Notice").  The Extension Notice will identify the Electing Lenders and Non-Electing Lenders, the term of the Extension, if granted, and a list the conditions or amendments, if any, respecting the Credit Facility as the Electing Lenders have unanimously agreed upon as a condition to the granting of the Extension.  The Borrower will, within 20 days of receipt of the Extension Notice from the Agent, notify the Agent as to its acceptance or rejection of the conditions or amendments, if any, stipulated by the Electing Lenders respecting the Credit Facility.  If the Borrower accepts all such conditions or amendments requested by the Electing Lenders, the Maturity Date with respect to the Electing Lenders will be deemed to have been extended for that period of time set out in the Extension Notice and, subject to Section 3.3(e), the Maturity Date with respect to the Non-Electing Lenders shall not be extended.  If the Borrower notifies the Agent that it does not accept such conditions or amendments or fails to notify the Agent within the time provided above for acceptance, the Maturity Date will not be extended as herein provided and will continue until the Maturity Date; provided that the Borrower may again make an Extension Request during the next Request Period.

(e)         Replacement of Non-Electing Lender.  Notwithstanding Section 3.7, and provided that Lenders representing more than 66 2/3% of the aggregate Individual Commitment Amounts of all Electing Lenders have elected to grant an Extension, the Borrower will be entitled to exercise one of the following options, with respect to any Lender who has become a Non-Electing Lender, prior to the Maturity Date applicable to such Non-Electing Lender:

(i)          so long as no Default or Event of Default has occurred and is continuing, the Borrower may repay in full the Principal Amount under the Credit Facility owing to such Non-Electing Lender, together with all accrued but unpaid interest and fees thereon and any expenses and other costs determined in accordance with Section 9.2, and upon such payment such Lender's Individual Commitment Amount will be permanently cancelled; or

(ii)         the Borrower may replace the Non-Electing Lender with one or more financial institutions with the consent of the Agent, such consent not to be unreasonably withheld, who purchase such Lender's entire Individual Commitment Amount in accordance with Section 18.2.

3.4                     Limitations Regarding Drawdowns

(a)         Drawdown only on Closing Date. Only a single Drawdown may be made under the Credit Facility and may only be made on the Closing Date.

(b)         Cancellation of Unutilized Commitments. At the close of business on the Closing Date, any unutilized portion of the Credit Facility shall be automatically cancelled without the requirement of further action by any party to this Agreement and the Commitment Amount shall be permanently reduced by the applicable amount of such cancellation. Thereafter, all principal repayments of amounts outstanding under the Credit Facility shall permanently reduce the Commitment Amount without the requirement for further action by any party to this Agreement and may not be re-borrowed. Any such reduction or cancellation of the Commitment Amount shall be allocated on a pro rata basis among the Lenders.

3.5                     Interest Period Maturity Date

The Borrower will not be entitled to request an Advance under the Credit Facility from a Lender which has an Interest Period Maturity Date after the Maturity Date applicable to such Lender.  If, at any time, there are Lenders with different Maturity Dates, all applicable Lenders will share in Advances on the basis of their Rateable Portions under the Credit Facility except to the extent the particular Advance requested has an Interest Period Maturity Date after the Maturity Date of a Lender, in which case the Borrower shall request a similar Advance to the extent permitted hereunder from such other Lenders with an Interest Period Maturity Date occurring on or before the Maturity Date of such other Lenders.  Each such determination by the Agent shall be prima facie evidence of such Rateable Portion or share.

3.6                     Repayment of Credit Facility

The Principal Amount owing to a Lender under the Credit Facility, if any, on the Maturity Date applicable to such Lender will be paid by the Borrower to the Agent on behalf of such Lender in full, together with all accrued but unpaid interest and fees thereon and all other amounts owing to such Lender in respect thereof, if any, on such date.

3.7                     General Right to Prepay.

Subject to Sections 3.3(e), 8.2(e) and Section 9.2 and with the same notice required when the Advance to be prepaid was made, the Borrower may at any time prepay, without premium, bonus or penalty, any or all of the Aggregate Principal Amount, provided that:

(a)         the Borrower shall deliver a Notice of Repayment to the Agent;

(b)         each such prepayment shall be a minimum of U.S $5,000,000 and any prepayments in excess thereof shall be in multiples of U.S. $100,000; and

(c)         each Notice of Repayment shall be irrevocable.

3.8                     Payments to Agent

Other than as expressly provided herein, all payments of amounts owing by the Borrower to the Lenders under the Documents will be made by the Borrower to the Agent for the account of the Lenders in accordance with their respective Rateable Portions.

3.9                     Use of Proceeds

The Borrower shall only use Advances solely for the purposes of funding (directly or indirectly) a portion of the purchase price for the Acquisition.

ARTICLE 4

ADVANCES

4.1                     Types of Advances

The Borrower may from time to time obtain under the Credit Facility all or one or more of the following types of Advances:

(a)         U.S. Dollar Advances.  For Advances in U.S. Dollars:

(i)          U.S. Base Rate Loans in minimum amounts of not less than U.S. $5,000,000 and in multiples of U.S. $100,000; and

(ii)         LIBOR Based Loans.

4.2                     Interest and Fees

(a)         U.S. Base Rate Loans.  Each Advance of a U.S. Base Rate Loan will bear interest at a variable rate per annum equal to the U.S. Base Rate plus the applicable margin as indicated in the table set forth in Section 4.2(d).

(b)         LIBOR Based Loans.  Each Advance of a LIBOR Based Loan will bear interest at a rate per annum equal to LIBOR plus the applicable margin as indicated in the table set forth in Section 4.2(d).

(c)         Agency Fee.  The Borrower will pay to the Agent on an annual basis commencing on the Closing Date and on each anniversary thereof, the agency fee agreed upon between the Borrower and the Agent; provided that, the Agent agrees to reimburse the Borrower in amount equal to the pro-rated agency fee (based upon a fraction, the numerator of which is the remaining number of days before the next anniversary of the Closing Date and the denominator of which is 365).

(d)         Applicable Margins.  (in Basis Points per annum)

Level	Consolidated Senior Net Debt to EBITDA Ratio	U.S. Base Rate Margin	LIBOR
1	<0.5	25	125
2	>0.5 <1.0	50	150
3	>1.0 <1.75	70	170
4	>1.75 <2.25	105	205
5	>2.25 <3.0	140	240
6	>3.0	215	315

(e)         Change in Rates Due to Change in Ratio. The effective date on which any change in interest rates on U.S. Base Rate Loans and LIBOR Based Loans occurs will be the earlier of: (i) the third Banking Day following the receipt by the Agent of the Compliance Certificate which evidences a change in the Consolidated Senior Net Debt to EBITDA Ratio: and (ii) the date such Compliance Certificate is due in accordance with Section 12.1(g).  If the Borrower fails to deliver a Compliance Certificate in accordance with Section 12.1(g), then the applicable margins indicated in the table set forth in Section 4.2(d) shall be deemed to be at level 6 in such table until such time as the applicable Compliance Certificate is delivered (and notwithstanding the Event of Default which arises from such failure to so deliver such Compliance Certificate).  Any increase or decrease in the interest rates on LIBOR Based Loans outstanding on the effective date of a change in such ratio will apply proportionately to each such LIBOR Based Loan outstanding on the basis of the number of days remaining in the term to maturity thereof.

(f)          Event of Default.  Effective immediately following receipt by the Borrower of a notice of an Event of Default (the "Effective Date"), the interest rates then applicable to LIBOR Based Loans and U.S. Base Rate Loans hereunder will each increase by 1.0% per annum and such increase will remain in effect for as long as such Event of Default subsists.  An increase in interest rates on LIBOR Based Loans hereunder as aforesaid arising from an Event of Default will on the Effective Date apply proportionately to each such Advance outstanding on the basis of the number of days remaining in the term to maturity of each such Advance.  In the event that the Event of Default no longer subsists and the Borrower has paid in advance the increased rate for the term to maturity of a particular Advance, the Lenders will provide a credit to the Borrower for the amount of the increase for the remaining term to maturity of such Advance.

(g)         Restatement of Ratio.  If the Borrower has delivered a Compliance Certificate certifying financial results that are subsequently found to be inaccurate in any way as a result of the Borrower's financial results having to be restated or if the Borrower's financial results were inaccurately reflected in the original financial results on which such Compliance Certificate was based or for any other reason and the result thereof is that the reported Consolidated Senior Net Debt to EBITDA Ratio was lower than it otherwise would have been in the absence of such inaccuracy or prior to such restatement, then the Borrower will, immediately upon the correction of such inaccuracy or upon such restatement, pay to the Agent for the benefit of the applicable Lenders an amount equal to the interest that the Lenders should have received, but did not receive, over the applicable period had the originally reported Consolidated Senior Net Debt to EBITDA Ratio, and the underlying components thereof, been reported correctly in the first instance.

4.3                     Applicable Margins on Closing Date

On the Closing Date, the Consolidated Senior Net Debt to EBITDA Ratio will be determined by reference to (a) the pro forma certificate delivered to the Agent pursuant to Section 2.1(e) for the fiscal quarter ended December 31, 2020, or (b) if available, the Compliance Certificate in respect of the fiscal quarter ended March 31, 2021.

ARTICLE 5

UNSECURED CREDIT FACILITY

5.1                     Unsecured Credit Facility

The Credit Facility and Guarantee Agreements will be unsecured and all present and future Indebtedness of the Borrower to the Agent and the Lenders under the Credit Facility and under its Guarantee Agreement and of the other Loan Parties under the applicable Guarantee Agreements will constitute at all times senior, unsecured Indebtedness of the Borrower and the other Loan Parties, as applicable, ranking pari passu with all other senior, unsecured Indebtedness of the Borrower and the other Loan Parties, as applicable and which, for certainty, will include unsecured and unsubordinated indebtedness of the Borrower and the other Loan Parties, as applicable.

ARTICLE 6

FUNDING AND OTHER MECHANICS APPLICABLE TO THE CREDIT FACILITY

6.1                     Funding of Sole Drawdown

Subject to Section 6.2 and Article 9, the proceeds of the sole Drawdown will be paid to or to the order of the Borrower in the manner set out in the applicable Notice of Borrowing on the Banking Day or the LIBOR Banking Day, as the case may be, on which such Drawdown is to take place.

6.2                     Notice Provisions

The Drawdown will be made available to the Borrower and the Borrower will be entitled to Rollover or Convert Advances under the Credit Facility where permitted hereunder, provided a Notice of Borrowing or a Notice of Rollover or Notice of Conversion, as applicable, is received from the Borrower by the Agent, as follows:

(a)         with respect to U.S. Base Rate Loans, at least 1 Banking Day prior to such Advance provided notice is received by the Agent no later than 10:00 a.m. Calgary, Alberta time on the Banking Day immediately preceding the requested Drawdown Date or the date of Rollover or Conversion, as applicable; and

(b)         with respect to a Drawdown, Rollover or Conversion of or into a LIBOR Based Loan, at least 3 LIBOR Banking Days prior to such Advance, provided notice is received by the Agent no later than 10:00 a.m. Calgary, Alberta time on the third LIBOR Banking Day immediately preceding the Drawdown Date or the date of Rollover or Conversion, as applicable.

6.3                     Irrevocability

A Notice of Borrowing, Notice of Rollover or Notice of Conversion when given by the Borrower will be irrevocable and will oblige the Borrower, the Agent and the Lenders under the Credit Facility to take the action contemplated herein and therein on the date specified therein, provided that any such notice will not be binding on any Lender who makes a determination under Section 10.2.

6.4                     Rollover or Conversion of Advances

(a)         Subject to Article 9, the Borrower will be entitled to Rollover one type of Advance into the same type of Advance or Convert one type of Advance into another type of Advance on the terms herein provided.

(b)         If the Borrower fails to give the Agent a duly completed Notice of Rollover or Notice of Conversion if and as required by Section 6.2, or if in giving such notice the Borrower fails to provide for the Rollover or Conversion of all of the Advances then maturing, the Borrower will be deemed to have irrevocably elected to Convert such maturing Advances, or that part of such maturing Advances which the Borrower has failed to provide for in such notice, as the case may be, into a U.S. Base Rate Loan.

(c)         Subject to Section 9.2, the Borrower may elect to Convert a LIBOR Based Loan prior to the Interest Period Maturity Date thereof into another type of Advance.

6.5                     Agent's Obligations

Upon receipt of a Notice of Borrowing, Notice of Rollover or Notice of Conversion with respect to a proposed Advance, the Agent will forthwith notify the Lenders of the proposed date on which such Advance is to take place, of each Lender's Rateable Portion of such Advance and if applicable, of the account of the Agent to which each Lender's Rateable Portion thereof is to be credited.

6.6                     Lenders' Obligations

Each Lender will, prior to 10:00 a.m. Calgary, Alberta time on the proposed date on which an Advance is to take place, credit the account of the Agent specified in the Agent's notice given pursuant to Section 6.5 with such Lender's Rateable Portion of such Advance, and by 11:00 a.m. Calgary, Alberta time on the same date, the Agent will make available to the Borrower the amount so credited.

ARTICLE 7

ROLLOVERS AND CONVERSIONS UNDER THE CREDIT FACILITY

7.1                     Conditions Precedent to Rollovers and Conversions

The Lenders' obligation to provide Rollovers and Conversions of Advances under the Credit Facility will be subject to the following conditions precedent being met, unless waived in writing by the Lenders:

(a)         the appropriate Notice of Rollover or Notice of Conversion will have been delivered in accordance with the notice provisions provided in Section 6.2;

(b)         no Default or Event of Default will have occurred and be continuing and no Default or Event of Default shall occur as a result of the making of the applicable Advance; and

(c)         subject to Section 11.2, each of the representations and warranties set out in Article 11 will be true and correct with the same effect as if such representations and warranties had been made on the date of such Advance.

ARTICLE 8

CALCULATION OF INTEREST AND FEES

8.1                     Records

The Agent will maintain records, in written or electronic form, evidencing all Advances and all other Indebtedness owing by the Borrower to the Agent and each Lender under this Agreement.  The Agent will enter in such records details of all amounts from time to time owing, paid or prepaid by the Borrower to it hereunder.  In addition, each Lender will maintain records, in written and electronic form, evidencing all Advances and other Indebtedness owing by the Borrower to such Lender under this Agreement.  The information entered in such records will constitute prima facie evidence of the Indebtedness of the Borrower to the Agent and each Lender under this Agreement.  In the event of a conflict between the records of the Agent and a Lender maintained pursuant to this Section 8.1, the records of the Agent will prevail, absent manifest error.

8.2                     Payment of Interest and Fees

(a)         Interest.  Except as expressly stated otherwise herein, all U.S. Base Rate Loans and LIBOR Based Loans from time to time outstanding under the Credit Facility will bear interest, as well after as before maturity, default and judgment, with interest on overdue interest, at the applicable rates as prescribed under Sections 4.2 and 20.8, as applicable. Interest payable at a variable rate will be adjusted automatically without notice to the Borrower whenever there is a variation in such rate.

(b)         Calculation of Interest.  Interest on U.S. Base Rate Loans under the Credit Facility will accrue and be calculated daily and be payable monthly in arrears on the first Banking Day of each month for the immediately preceding month, or, after notice to the Borrower, on such other Banking Day as is customary for the Agent having regard to its then existing practice. Interest under the Credit Facility on U.S. Base Rate Loans will be calculated on the basis of a 365 day year.

(c)         Interest Act (Canada).  For the purposes of the Interest Act (Canada) and all other applicable Laws which may hereafter regulate the calculation or computation of interest on borrowed funds, the annual rates of interest and fees applicable under the Credit Facility to U.S. Base Rate Loans are the rates as determined hereunder multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest or such fee is payable and divided by 365.

(d)         LIBOR Based Loans.  Interest on LIBOR Based Loans under the Credit Facility will accrue and be calculated daily and be payable at the end of each applicable LIBOR Period, provided that, where the LIBOR Period exceeds three months, interest will be calculated and payable every three months during the term of the LIBOR Period and on the last day of the applicable LIBOR Period.  Interest on LIBOR Based Loans will be calculated on the basis of the actual number of days in each LIBOR Period divided by 360.  For the purposes of the Interest Act (Canada) and other applicable Laws which may hereafter regulate the calculation or computation of interest on borrowed funds, the annual rates of interest applicable to LIBOR Based Loans under the Credit Facility are the rates as determined hereunder multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by 360.

(e)         Prepayments of LIBOR Based Loans. A repayment or prepayment of a LIBOR Based Loan may occur only on the last day of the relevant LIBOR Period for such LIBOR Based Loan (unless the Borrower pays LIBOR breakage costs to the Lenders in accordance with Section 9.2).

8.3                     [Reserved]

8.4                     Conversion to Another Currency

A Conversion of an Advance from one currency to another currency may be made only by the repayment of an existing Advance in the same currency as the existing Advance and the request of a new Advance in another currency.

8.5                     Maximum Rate of Return

Notwithstanding any provision herein to the contrary, in no event will the aggregate "interest" (as defined in Section 347 of the Criminal Code (Canada)) payable under this Agreement exceed the maximum effective annual rate of interest on the "credit advanced" (as defined in that section) permitted under that Section and, if any payment, collection or demand pursuant to this Agreement in respect of "interest" (as defined in that section) is determined to be contrary to the provisions of that section, such payment, collection or demand will be deemed to have been made by mutual mistake of the Borrower and the applicable Lenders and the amount of such payment or collection will be refunded to the Borrower.  For purposes of this Agreement, the effective annual rate of interest will be determined in accordance with generally accepted actuarial practices and principles over the term of the Credit Facility on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent will be prima facie evidence, for the purposes of such determination.

8.6                     Waiver of Judgment Interest Act (Alberta)

To the extent permitted by applicable Law, the provisions of the Judgment Interest Act (Alberta) will not apply to the Documents and are hereby expressly waived by the Borrower.

8.7                     Deemed Reinvestment Not Applicable

For the purposes of the Interest Act (Canada), the principle of deemed reinvestment of interest will not apply to any interest calculation under the Documents, and the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

8.8                     Interest Act (Canada).

The Borrower:

(a)         acknowledges and confirms that: (A) this Agreement, including Section 4.2 and Article 8 hereof and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder, satisfies the requirements of section 4 of the Interest Act (Canada) to the extent that section 4 of the Interest Act (Canada) applies to the expression, statement or calculation of any rate of interest or other rate per annum hereunder or under any other Document; and (B) the Borrower and each other Loan Party are each able to calculate the yearly rate or percentage of interest payable under any Document based on the methodology set out herein and under the other Documents, including Section 4.2 and Article 8 and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder; and

(b)         irrevocably agrees not to, and agrees to cause each other Loan Party not to, plead or assert, whether by way of defence or otherwise, in any proceeding relating to the Documents, that the interest payable under the Documents and the calculation thereof has not been adequately disclosed to the Borrower or any other Loan Party, whether pursuant to section 4 of the Interest Act (Canada) or any other applicable law or legal principle.

ARTICLE 9

GENERAL PROVISIONS RELATING TO LIBOR BASED LOANS

9.1                     General

(a)         The aggregate amount of each Advance by way of a LIBOR Based Loan will be at least U.S. $5,000,000 and in multiples of U.S. $100,000 for any amount in excess thereof.

(b)         If the Borrower requests any part of the Drawdown by way of a LIBOR Based Loan, to Rollover a LIBOR Based Loan or to Convert an Advance into a LIBOR Based Loan, the Borrower will specify in its Notice of Borrowing, Notice of Rollover or Notice of Conversion, as applicable, the LIBOR Period (which will begin and end on a LIBOR Banking Day) applicable to such LIBOR Based Loan.  Subject to Section 6.4(b), if the Borrower fails, as required hereunder, to select a LIBOR Period for any proposed LIBOR Based Loan, then the LIBOR Based Loan will be deemed to have converted into a U.S. Base Rate Loan.

(c)         Any amounts owing by the Borrower in respect of any LIBOR Based Loan which is not paid at its Interest Period Maturity Date in accordance with this Agreement will, as and from its Interest Period Maturity Date, be deemed to be outstanding as a U.S. Base Rate Loan.

9.2                     Early Termination of LIBOR Periods

If the Borrower requests, as herein permitted, that a Lender arrange for early termination of any LIBOR Based Loan, the Borrower will pay to the affected Lenders all expenses and out-of-pocket costs incurred by such Lenders as a result of the early termination of the LIBOR Based Loan, including expenses and out-of-pocket costs incurred due to early redemption of offsetting deposits.  If in the sole discretion of such Lenders, acting reasonably, any such early termination cannot be effected, the LIBOR Based Loan will not be terminated and the Borrower will continue to pay interest to such Lenders, at the rate per annum applicable to such LIBOR Based Loan for the remainder of the applicable LIBOR Period.  A written statement of the Agent as to the amount and nature of such expenses and out-of-pocket costs will be prima facie evidence of the amount thereof.

9.3                     Temporary Inability to Make LIBOR Based Loans.  If:

(a)         the Agent (acting reasonably) makes a determination, which determination shall be conclusive and binding upon the Borrower, and notifies the Borrower, that:

(i)          by reason of circumstances affecting the London Interbank Eurodollar Market, adequate and fair means do not exist for ascertaining the rate of interest with respect to, or deposits of U.S. Dollars are not available in sufficient amounts in the ordinary course of business at the rate determined hereunder to fund, a requested LIBOR Based Loan during the ensuing LIBOR Period selected; or

(ii)         the making or continuing of a LIBOR Based Loan by the Lenders has been made impracticable by the occurrence of an event which materially adversely affects the London Interbank Eurodollar Market generally; or

(b)         the Agent is advised by Lenders holding at least 35% of the Commitment Amount of all Lenders hereunder by written notice (each, a "Lender LIBOR Suspension Notice") that such Lenders have determined (acting reasonably and in good faith) that LIBOR will not or does not accurately reflect the cost of funds of such Lenders of United States Dollar deposits in such market for the relevant LIBOR Period;

then:

(i)          the right of the Borrower to request LIBOR Based Loans from any Lender shall be suspended until the Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower and the Lenders;

(ii)         any outstanding Notice of Borrowing requesting an Advance by way of a LIBOR Based Loan shall be deemed to be a Notice of Borrowing requesting an Advance by way of a U.S. Base Rate Loan in the amount specified in the original Notice of Borrowing;

(iii)         any outstanding Notice of Conversion requesting a Conversion of an Advance by way of a LIBOR Based Loan shall be deemed to be a Notice of Conversion requesting a Conversion of such Advance into an Advance by way of a U.S. Base Rate Loan; and

(iv)        any outstanding Notice of Rollover requesting a Rollover of an Advance by way of a LIBOR Based Loan, shall be deemed to be a Notice of Conversion requesting a Conversion of such Advances into an Advance by way of a U.S. Base Rate Loan.

The Agent shall promptly notify the Borrower and the Lenders of any suspension of the Borrower's right to request Advances by way of LIBOR Based Loans and of any termination of any such suspension.  A Lender LIBOR Suspension Notice shall be effective upon receipt of the same by the Agent if received prior to 2:00 p.m. (Toronto time) on a Banking Day and if not, then on the next following Banking Day, except in connection with an outstanding Notice of Borrowing, Notice of Conversion or Notice of Rollover, in which case the applicable Lender LIBOR Suspension Notice shall only be effective with respect to such outstanding Notice of Borrowing, Notice of Conversion or Notice of Rollover if received by the Agent prior to 2:00 p.m. (Toronto time) 2 Banking Days prior to the proposed date of Advance, date of Conversion or date of Rollover (as applicable) applicable to such outstanding Notice of Borrowing, Notice of Conversion or Notice of Rollover, as applicable.

9.4                     Effect of a Benchmark Transition Event

(a)         Benchmark Replacement.

(i)          Notwithstanding anything to the contrary herein or in any other Document, if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) or (b) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any other Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Document and (y) if a Benchmark Replacement is determined in accordance with clause (c) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any other Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from the Majority Lenders.

(ii)         Notwithstanding anything to the contrary herein or in any other Document and subject to the proviso below in this Section 9.4(a)(ii), if a Term SOFR Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then the applicable Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder or under any other Document in respect of such Benchmark setting and subsequent Benchmark settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Document; provided that this Section 9.4(a)(ii) shall not be effective unless the Agent has delivered to the Lenders and the Borrower a Term SOFR Notice.

(b)         Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement (including, for the avoidance of doubt, in connection with the occurrence of a Term SOFR Transition Event), the Agent with the agreement of the Borrower (such agreement not to be unreasonably withheld) will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Document.

(c)         Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event, a Term SOFR Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 9.4(d) and (v) the commencement or conclusion of any Benchmark

Unavailability Period.  Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 9.4, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Document, except, in each case, as expressly required pursuant to this Section 9.4.

(d)         Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR or LIBOR) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Agent may modify the definition of "LIBOR Period" for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Agent may modify the definition of "LIBOR Period" for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)         Benchmark Unavailability Period. Upon the Borrower's receipt of the notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any Notice of Borrowing, Notice of Rollover or Notice of Conversion requesting a Drawdown or Rollover of or Conversion to LIBOR Based Loans to be made, rolled over or converted into during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such notice into a Notice of Borrowing or Notice of Conversion requesting a Drawdown of or Conversion into a U.S. Base Rate Loan. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of U.S. Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of U.S. Base Rate.

(f)          No Liability. The Agent does not warrant or accept responsibility for, and shall not have any liability with respect to, the administration, submission or any other matter related to the rates in the definition of "LIBOR" or with respect to any rate that is an alternative or replacement for or successor to any such rate (including any Benchmark Replacement) or the effect of any of the foregoing or of any Benchmark Replacement Conforming Changes.

(g)         Certain Defined Terms. As used in this Section 9.4:

"Available Tenor" means, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark or payment period for interest calculated with reference to such Benchmark, as applicable, that is or may be used for determining the length of a LIBOR Period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of "LIBOR Period" pursuant to Section 9.4(d).

"Benchmark" means, initially, LIBOR; provided that if a Benchmark Transition Event, an Early Opt-in Election or a Term SOFR Transition Event, as applicable, and its related Benchmark Replacement Date have occurred with respect to LIBOR or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to this Section 9.4.

"Benchmark Replacement" means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Agent for the applicable Benchmark Replacement Date:

(a)         the sum of: (i) Term SOFR and (ii) the related Benchmark Replacement Adjustment;

(b)         the sum of: (i) Daily Simple SOFR and (ii) the related Benchmark Replacement Adjustment; or

(c)         the sum of: (i) the alternate benchmark rate that has been selected by the Agent and the Borrower as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for U.S. Dollar-denominated syndicated credit facilities at such time and (ii) the related Benchmark Replacement Adjustment;

provided that, in the case of clause (a), such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its reasonable discretion; provided further that, notwithstanding anything to the contrary in this Agreement or in any other Document, upon the occurrence of a Term SOFR Transition Event, and the delivery of a Term SOFR Notice, on the applicable Benchmark Replacement Date the "Benchmark Replacement" shall revert to and shall be deemed to be the sum of (x) Term SOFR and (y) the related Benchmark Replacement Adjustment, as set forth in clause (a) above (subject to the first proviso above).

If the Benchmark Replacement as determined pursuant to clauses (a), (b) or (c) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Documents.

"Benchmark Replacement Adjustment" means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable LIBOR Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement:

(a)         for purposes of clauses (a) and (b) of the definition of "Benchmark Replacement", the first alternative set forth in the order below that can be determined by the Agent:

(i)          the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such LIBOR Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor; and

(ii)         the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such LIBOR Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

(b)         for purposes of clause (c) of the definition of "Benchmark Replacement", the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. Dollar-denominated syndicated credit facilities; provided that, in the case of clause (a) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Agent in its reasonable discretion.

"Benchmark Replacement Conforming Changes" means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "Banking Day", the definition of "LIBOR Period", timing and frequency of determining rates and making payments of interest, timing of any Notice of Borrowing, Notice of Rollover, Notice of Conversion or Notice of Repayment, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Documents).

"Benchmark Replacement Date" means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)         in the case of clause (a) or (b) of the definition of "Benchmark Transition Event", the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);

(b)         in the case of clause (c) of the definition of "Benchmark Transition Event", the date of the public statement or publication of information referenced therein;

(c)         in the case of a Term SOFR Transition Event, the date that is ten Banking Days after the Agent has provided a Term SOFR Notice to the Lenders and the Borrower pursuant to this Section 9.4; or

(d)         in the case of an Early Opt-in Election, the sixth (6th) Banking Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Agent has not received, by 5:00 p.m. (New York City time) on the fifth (5th) Banking Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Majority Lenders.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the "Benchmark Replacement Date" will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)         a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)         a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve System, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)         a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative.

For the avoidance of doubt, a "Benchmark Transition Event" will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Unavailability Period" means the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (a) or (b) of that definition has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any other Document in accordance with this Section 9.4 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any other Document in accordance with this Section 9.4.

"Corresponding Tenor" with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

"Daily Simple SOFR" means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining "Daily Simple SOFR" for syndicated business loans; provided that, if the Agent decides that any such convention is not administratively feasible for the Agent, then the Agent may establish another convention in its reasonable discretion.

"Early Opt-in Election" means, if the then-current Benchmark is LIBOR, the occurrence of:

(a)         a notification by the Agent to (or the request by the Borrower to the Agent to notify) each of the other parties hereto that at least five currently outstanding U.S. Dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a Term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review); and

(b)         the joint election by the Agent and the Borrower to trigger a fallback from LIBOR and the provision by the Agent of written notice of such election to the Lenders.

"Floor" means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to LIBOR, and if for any reason no such benchmark rate floor is provided, Floor shall be deemed to be zero.

"ISDA Definitions" means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

"Reference Time" means, with respect to any setting of the then-current Benchmark means (i) if such Benchmark is the LIBOR, 11:00 a.m. (London time) on the day that is two (2) LIBOR Banking Days preceding the date of such setting, and (ii) if such Benchmark is not LIBOR, the time determined by the Agent in its reasonable discretion.

"Relevant Governmental Body" means the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

"SOFR" means, with respect to any Banking Day, a rate per annum equal to the secured overnight financing rate for such Banking Day published by the SOFR Administrator on the SOFR Administrator's Website on the immediately succeeding Banking Day.

"SOFR Administrator" means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

"SOFR Administrator's Website" means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

"Term SOFR" means, for the applicable Corresponding Tenor as of the applicable Reference Time, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

"Term SOFR Notice" means a notification by the Agent to the Lenders and the Borrower of the occurrence of a Term SOFR Transition Event.

"Term SOFR Transition Event" means the determination by the Agent (after consultation with the Borrower) that (A) Term SOFR has been recommended for use by the Relevant Governmental Body, (B) the administration of Term SOFR is administratively feasible for the Agent and the Borrower and (C) a Benchmark Transition Event has previously occurred resulting in a Benchmark Replacement in accordance with Section 9.4 that is not Term SOFR.

"Unadjusted Benchmark Replacement" means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

ARTICLE 10

INCREASED COSTS

10.1                   Changes in Law

(a)         If, after the date hereof, due to either:

(i)          the introduction of, or any change in, or in the interpretation of any Law, whether having the force of law or not, resulting in the imposition or increase of reserves, deposits or similar requirements by any central bank or other Administrative Body charged with the administration thereof; or

(ii)         the compliance with any guideline or request from any central bank or other Administrative Body which a Lender, acting reasonably, determines that it is required to comply with,

there will be any increase in the cost to such Lender of agreeing to make or making, funding or maintaining the Credit Facility, or there will be any reduction in the effective return to such Lender thereunder, then, subject to Section 10.1(b), the Borrower will, within 5 Banking Days after being notified by such Lender of such event, pay to such Lender quarterly in arrears, that amount (the "Additional Compensation") which such Lender, acting reasonably, determines will compensate it, after taking into account all applicable Taxes, for any such increased costs or reduced returns incurred or suffered by such Lender.

(b)         If Additional Compensation is payable pursuant to Section 10.1(a), the Borrower will have the option to prepay any amount of the Credit Facility owed to the Lender entitled to receive the Additional Compensation, subject always to Section 9.2, without obligation to make a corresponding prepayment to any other Lender.

(c)         Notwithstanding anything contained in this Section 10.1, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines and directives thereunder or issued in connection therewith and all requests, rules, regulations, guidelines and directives concerning capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority or any United States, Canadian or foreign regulatory authority) (collectively, the "New Rules") shall, in each case, be deemed a "change in Law" under Section 10.1(a)(i) regardless of the date enacted, adopted or issued but only to the extent (i) applicable to a Lender claiming Additional Compensation, (ii) materially different from that in effect on the date hereof, and (iii) such New Rules have general application to substantially all banks and their affiliates within the jurisdiction in which the Lender operates.

10.2                   Changes in Circumstances

Notwithstanding anything to the contrary herein or in any of the other Documents, if on any date a Lender determines in good faith, which determination will be conclusive and binding on the Parties, and provided notice is given to the other Lenders and to the Borrower that its ability to maintain, or continue to offer any Advance has become unlawful or prohibited due to:

(a)         any change in applicable Laws, or in the interpretation or administration thereof by authorities having jurisdiction in the matter; or

(b)         the imposition of any condition, restriction or limitation upon such Lender which is outside of its control,

then in any such case, the Borrower will forthwith repay to such Lender all principal amounts affected thereby, together with all unpaid interest accrued thereon to the date of repayment and all other expenses incurred in connection with the termination of any such Advance, including any expenses resulting from the early termination of any LIBOR Period relating thereto in accordance with Section 9.2, without any obligation to make a corresponding prepayment to any other Lender.  The Borrower may utilize other forms of Advances not so affected in order to make any required repayment and after any such repayment, the Borrower may elect to re-borrow the amount repaid by way of some other Advance upon complying with applicable requirements thereof.

10.3                   Application of Sections 10.1 and 10.2

If a Lender exercises its discretion under either Section 10.1 or 10.2, then concurrently with a notice from such Lender to the Lenders and the Borrower requiring compliance with the applicable Section, such Lender will provide the Borrower (with a copy to the Lenders) with a certificate in reasonable detail outlining the particulars giving rise to such notice, confirming that its actions are consistent with actions concurrently taken by such Lender with respect to similar type provisions affecting other borrowers of such Lender in comparable circumstances and certifying (with reasonable supporting detail) the increased costs, if any, payable by the Borrower thereunder, which will be prima facie proof thereof and binding on the Parties.

10.4                   Limitations on Additional Compensation

Sections 10.1 and 10.2 will not apply to a Lender with respect to any event, circumstance or change of the nature and kind of which such Lender had actual knowledge on the Closing Date.  A Lender will not be entitled to Additional Compensation to the extent such increase in costs or reduction in return is reflected in or recovered by an increase in the interest or other amounts payable hereunder (other than pursuant to Section 10.1) or relates to any period which is more than three months prior to such Lender becoming aware such Additional Compensation was owing or if such Lender is not generally collecting amounts which are the equivalent to Additional Compensation from other borrowers in similar circumstances to the Borrower where it is contractually entitled to do so.

ARTICLE 11

REPRESENTATIONS AND WARRANTIES OF THE BORROWER

11.1                   Representations and Warranties

The Borrower hereby represents and warrants to the Lenders as of the Closing Date that:

(a)         Incorporation, Organization and Power.  Each of the Enerplus Parties, other than the Partnership Parties, has been duly incorporated or amalgamated, as applicable, and is validly existing under the Laws of its jurisdiction of incorporation or amalgamation and is duly registered to carry on business in each jurisdiction, as applicable, in which the nature of any material business carried on by it or the character of any property owned or leased by it makes such registration necessary, and it has full corporate power and capacity to enter into and perform its obligations under the Documents to which it is a party, and to carry on its business as currently conducted.  Each of the Partnership Parties has been duly organized as a general partnership or a limited partnership, as applicable, and is validly existing under the Laws of its jurisdiction of formation and is duly registered to carry on business in each jurisdiction in which the nature of any material business carried on by it or the character of any property owned or leased by it make such registration necessary, and it has full power and capacity to enter into and perform its obligations under the Documents to which it is a party, and to carry on its business as currently conducted.

(b)         Authorization and Status of Agreements.  Each Document has been duly authorized, executed and delivered by the Loan Party that is a party thereto and the execution and delivery thereof and the performance of its obligations thereunder does not conflict with or contravene or constitute a default or create an encumbrance, other than a Permitted Encumbrance, under:

(i)          the constating documents or by-laws of, or any resolution of the directors, the trustee or partners, as the case may be, of any Loan Party;

(ii)         any material agreement or document to which any Loan Party is a party or by which any Loan Party's property is bound; or

(iii)        any applicable Law.

(c)         Enforceability.  Each of the Documents to which a Loan Party is a party constitutes legal, valid and binding obligations of such party and is enforceable against it in accordance with the terms thereof, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar statutes affecting the enforcement of creditors' rights generally and by general principles of equity.

(d)         Litigation.  Other than as previously disclosed in writing to the Agent, there are no actions, suits or proceedings at Law or before or by any Administrative Body existing or pending, or to the Borrower's knowledge threatened, to which any of the Enerplus Parties is, or to the Borrower's knowledge is pending or threatened to be made, a party, the result of which would reasonably be expected, if successful against such party, to have a Material Adverse Effect.

(e)         Environmental Laws.  Each of the Enerplus Parties has (i) obtained all permits, licenses and other authorizations which are required under Environmental Laws; and (ii) is in full compliance with Environmental Laws and with the terms and conditions of all such permits, licenses and authorizations, all except to the extent that failure to so obtain or so comply would not reasonably be expected to have a Material Adverse Effect.

(f)          Environmental Condition of Property.  The property or any part thereof owned, operated or controlled by any of the Enerplus Parties:

(i)          (A)        other than as previously disclosed in writing to the Agent, is not, to the knowledge of the Borrower, the subject of any outstanding claim, charge or order from an Administrative Body alleging violation of Environmental Laws which would reasonably be expected to have a Material Adverse Effect; or

(B)         if subject to any such claim, charge or order, the Borrower is taking or causing to be taken, all such remedial, corrective or other action required under the claim, charge or order or is diligently and in good faith contesting or causing the Enerplus Parties, as applicable, to contest the validity thereof; and

(ii)         complies, with respect to each of its use and operation, in all respects with Environmental Laws and with the terms and conditions of all permits, licenses and other authorizations which are required to be obtained by each of them under applicable Environmental Laws, except to the extent that failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(g)         Title to Properties.  Subject to Permitted Encumbrances, each of the Enerplus Parties has good and valid title to its properties, except to the extent that failure to have such title would not have or would not reasonably be expected to have a Material Adverse Effect.

(h)         Encumbrances.  No Enerplus Party has created, incurred, assumed, suffered to exist, or entered into, any contract, instrument or undertaking pursuant to which, any Person may have or been entitled to any Security Interest on or in respect of its property or assets or any part thereof except for Permitted Encumbrances.

(i)          Operation of Properties.  To the best of the Borrower's knowledge, information and belief, after due enquiry, all of the oil, gas and other wells of the Enerplus Parties have been drilled, completed, shut-in and abandoned (and they have abandoned such wells if they were required by applicable Law to have been abandoned), and all property owned or operated by the Enerplus Parties has been and will continue to be owned, operated and maintained, as the case may be, in a good and workmanlike manner in accordance with sound industry practice and in accordance with all applicable Laws, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect.

(j)          No Adverse Change.  The audited consolidated financial statements of the Borrower for its most recent fiscal year end provided to the Lenders were prepared in accordance with GAAP and such financial statements present fairly in all material respects the Borrower's consolidated financial position as at the date thereof and since that date there has been no occurrence of any event or circumstance which would reasonably be expected to have a Material Adverse Effect, other than as previously disclosed in writing to the Agent.

(k)         Information.  All factual information heretofore or contemporaneously furnished by or on behalf of the Enerplus Parties to the Agent in connection with the Credit Facility or the Enerplus Parties was, in the case of financial projections, prepared in good faith based upon reasonable assumptions at the date of preparation and, in all other cases, true and accurate in all material respects at the time given and the Borrower is not aware of any omission of any material fact which renders such factual information incomplete or misleading in any material way at the time given.

(l)          No Breach of Orders, Licences or Statutes.  None of the Enerplus Parties is in breach of:

(i)          any order, approval or mandatory requirement or directive of any Administrative Body;

(ii)         any governmental licence or permit; or

(iii)         any applicable Law,

the breach of which would reasonably be expected to have a Material Adverse Effect.

(m)        No Default.  No Default or Event of Default has occurred and is continuing.

(n)         Approvals.  All regulatory authorizations, consents, approvals, permits and licenses necessary for each of the Enerplus Parties to carry on their respective business, as currently carried on, and all authorizations, consents and approvals necessary for each of them to enter into the Documents and perform their respective obligations thereunder have, in each case, been obtained and are in good standing, except to the extent that failure to so obtain would not reasonably be expected to have a Material Adverse Effect.

(o)         Subsidiaries.  As of the date of this Agreement, (i) the only Subsidiaries of the Borrower are set forth in Schedule E and all of the issued shares or partnership interests of such Subsidiaries have been validly issued, are outstanding as fully paid and non assessable securities and are, directly or indirectly, owned by the Borrower as set forth in Schedule E, and (ii) the legal name, the jurisdiction of formation and its designation as a Restricted Subsidiary (including whether it is a Material Restricted Subsidiary) or a Non-Restricted Subsidiary of each of the Borrower's Subsidiaries is as set out in Schedule E.

(p)         Pension Plans.  Each Enerplus Party has in all respects complied with the contractual provisions and applicable Laws relating to each Pension Plan to which it is a party or by which it is otherwise bound, except to the extent failure to comply would not reasonably be expected to have a Material Adverse Effect.  All amounts due and owing under any such Pension Plan have been paid in full, and to the knowledge of the Borrower, no deficiency exists (whether or not waived) under any such Pension Plan that would reasonably be expected to have a Material Adverse Effect.

(q)         Insurance.  Each Enerplus Party has in full force and effect such policies of insurance in such amounts issued by such insurers of recognized standing covering the property of the Enerplus Parties in accordance with Section 12.1(m).

(r)          Taxes.  Except for circumstances which, individually or in the aggregate, do not have and would not reasonably be expected to have a Material Adverse Effect:

(i)         all tax returns required to be filed by the Enerplus Parties in any jurisdiction have been filed;

(ii)         all Taxes upon the Enerplus Parties or any of their property, which are due and payable, have been paid on a timely basis or within appropriate extension periods or are being contested in good faith by appropriate proceedings (and in respect of which adequate provision has been made on its books);

(iii)         the Enerplus Parties have collected, deducted, withheld and remitted to the proper taxing authorities when due all Taxes, worker's compensation assessments, employment insurance assessments and other similar amounts required to be collected, deducted, withheld and remitted; and

(iv)        as at the Closing Date, the Borrower does not know of any proposed additional tax assessments against them for which adequate provision has not been made on their books which have a reasonable likelihood of being adversely determined.

(s)         Pari passu Ranking.  The Indebtedness of the Loan Parties under this Agreement and each other Document ranks at least pari passu in right of payment with all of their other senior unsecured and unsubordinated indebtedness.

(t)          Anti-Corruption Laws and Sanctions.

(i)          The Borrower and its Subsidiaries have implemented and maintain in effect policies or codes of conduct intended to ensure compliance in all material respects by their respective directors, officers and employees with, in each case, Anti-Corruption Laws and Sanctions applicable to such Persons.

(ii)         None of the Borrower or any of its Subsidiaries, or, to the knowledge of the Borrower, any of their respective directors, officers and employees is a Sanctioned Person.

(iii)         No part of the proceeds of the Drawdown will be used intentionally by the Borrower or any of its Subsidiaries (A) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person known by the Borrower to be in violation in any material respect of any Anti-Corruption Laws, (B) for the purpose of funding (including payments made to) or financing any activities, investments, business or transaction of or with any Person known to the Borrower or its Subsidiaries to be a Sanctioned Person, or in any country known to the Borrower or its Subsidiaries to be a Sanctioned Country where such Sanctions relate to the business activities of the Borrower and its Subsidiaries; or (C) in any manner that would result in the violation in any material respect of any Sanctions applicable to the Borrower and its Subsidiaries.

(u)         Interest Act (Canada).

(i)         This Agreement, including Section 4.2 and Article 8 hereof and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder, satisfies the requirements of section 4 of the Interest Act (Canada) to the extent that section 4 of the Interest Act (Canada) applies to the expression, statement or calculation of any rate of interest or other rate per annum hereunder or under any other Document; and

(ii)        The Borrower and each other Loan Party are each able to calculate the yearly rate or percentage of interest payable under any Document based on the methodology set out herein and under the other Documents, including Section 4.2 and Article 8 hereof and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder.

11.2                   Acknowledgement

The Borrower acknowledges that the Lenders are relying upon the representations and warranties in this Article 11 in making the Credit Facility available to the Borrower and that each such representation and warranty (other than that made in Sections 11.1(o) and 11.1(r)(iv)) will be deemed to be restated in every respect effective on the date each and every Advance is made under the Credit Facility except for Advances which are Rollovers or Conversions in which case only Section 11.1(m) will be deemed to be restated.

11.3                   Survival and Inclusion

The representations and warranties in this Article 11 shall survive until all Indebtedness of the Borrower hereunder has been repaid and this Agreement has been terminated.  All statements, representations and warranties contained in any Compliance Certificate and the other Documents shall constitute statements, representations and warranties made by the Borrower to the Agent and the Lenders under this Agreement.

ARTICLE 12

COVENANTS OF THE BORROWER

12.1                   Affirmative Covenants

While any Indebtedness under the Credit Facility is outstanding or while the Credit Facility remains available to the Borrower, the Borrower covenants with the Lenders that:

(a)         Punctual Payment.  The Borrower will pay or cause to be paid all Indebtedness and other amounts payable under the Documents punctually when due.

(b)         Legal Existence.  Except as permitted by Section 15.1 and as otherwise permitted hereunder, the Borrower will do or will cause to be done all things necessary to preserve and keep in full force and effect the Borrower's and each other Enerplus Parties' legal existence in good standing under the Laws of its governing jurisdiction.

(c)         Notice of Default.  The Borrower will promptly, and in any event within 5 Banking Days, upon becoming aware thereof notify the Agent of the occurrence of any Default or Event of Default and specify in such notice the nature of the event and the steps taken or proposed to be taken to remedy the same.

(d)         Notice of Legal Proceedings.  The Borrower will promptly, and in any event within 5 Banking Days, upon becoming aware thereof, notify the Agent of the commencement of any legal or administrative proceedings against any Enerplus Party in respect of which there is a reasonable likelihood of an adverse determination and which, if adversely determined against the applicable Enerplus Party, would reasonably be expected to have a Material Adverse Effect.

(e)         Notice of Environmental Damage.  The Borrower will promptly, and in any event within 5 Banking Days, upon becoming aware thereof, notify the Agent of the discovery of any Contaminant or of any Release of a Contaminant into the Environment from or upon the land or property owned, operated or controlled by any of the Enerplus Parties which would reasonably be expected to have a Material Adverse Effect.

(f)          Compliance with Law.  The Borrower will, and will cause each other Enerplus Party to, comply with all applicable Laws, including Environmental Laws, except to the extent that the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(g)         Quarterly Compliance Certificate.  Within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower and within 90 days after the end of each fiscal year of the Borrower, the Borrower will deliver to the Agent a Compliance Certificate.

(h)         Financial Statements.  Within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower and within 90 days after the end of each fiscal year of the Borrower, the Borrower will deliver to the Agent a copy of the Borrower's quarterly unaudited consolidated financial statements and with respect to its fiscal year end, its annual audited consolidated financial statements; provided that the requirement to deliver the foregoing financial statements may be satisfied by posting such financial statements or other information on www.SEDAR.com or on a website, as applicable, within the time periods referred to above and forthwith advising the Agent that such financial statements and other information have been so posted and the details of any website on which the same have been posted.

(i)          Performance.  The Borrower will, and will cause each other Enerplus Party to, observe the terms of and perform its obligations under each of the Documents to which it is a party.

(j)          Inspection of Property; Books and Records; Discussions.  The Borrower will, and will cause each other Enerplus Party to, maintain books and records of account in accordance with GAAP and all applicable Laws; and permit representatives of the Agent no more than once a year while no Default or Event of Default exists (at the Lenders' risk and expense) and at any time while a Default or Event of Default exists (at the Borrower's expense), subject to the Borrower's health and safety requirements, to visit and inspect any property of any Enerplus Party, including with respect to environmental matters related thereto, and to examine and make abstracts from any books and records of any Enerplus Party at any reasonable time during normal business hours and upon reasonable request and notice and to discuss the business, property, condition (financial or otherwise) and prospects of any Enerplus Party with their senior officers.

(k)         Operation of Properties.  The Borrower will, and will cause each other Enerplus Party to, manage, maintain and operate their respective property, or, if it is not the operator, use reasonable efforts to ensure that such property is managed, maintained and operated, in accordance with (i) sound industry practice and (ii) all applicable Laws, except, in any case, to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect.

(l)          Performance of Leases.  The Borrower will, and will cause each other Enerplus Party to, perform or cause to be performed all obligations under all leases relating to its property, including payment of rentals, royalties, taxes or other charges in respect thereof which are necessary to maintain all such leases in good standing in all material respects, provided that this covenant will not restrict their right to surrender leases which are uneconomic to maintain.

(m)        Insurance.  The Borrower will maintain or cause to be maintained with insurers of recognized standing insurance (including deductibles which are customary and prudent for the industry) in respect of the property of the Enerplus Parties, including all wellhead equipment and other plant and equipment, according to prudent industry standards, and will provide the Agent with copies of all insurance policies relating thereto if so requested.

(n)         Pension Plans.  Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) to the extent required, maintain the registered status of each Pension Plan, (ii) pay or cause to be paid all material obligations of each Enerplus Party (including fiduciary, funding, investment and administration obligations) required to be performed in connection with each Pension Plan in a timely fashion, (iii) properly withhold all employee contributions to each Pension Plan by way of authorized payroll deduction or otherwise and pay into those plans in a timely manner, and (iv) cause all material reports and disclosures relating to each Pension Plan required by those plans and any applicable Laws to be filed or distributed in a timely manner.

(o)         Information.  The Borrower will promptly, and in any event within 10 Banking Days, provide (or provide access to) copies of all documents it provides generally to its shareholders and copies of all material change reports, prospectuses and annual information statements filed by the Borrower with any securities commission concurrently with or promptly following the provision of such documents to its shareholders or the making of any such filings and any other documentation and information relating to the Enerplus Parties and their respective properties as the Agent on behalf of the Lenders may reasonably request subject to any contractual restrictions regarding confidentiality, provided that the Borrower shall use reasonable commercial efforts to overcome such restrictions and the obligation to deliver any of the foregoing may be satisfied by posting any such documents and information on www.SEDAR.com or on a website, as applicable, within the time periods referred to above and promptly advising the Agent that such documents and information have been posted and the details of any website on which the same have been posted.

(p)         Payment of Taxes.  The Borrower will, and will cause each other Enerplus Party to, file all tax returns which are required to be filed and pay all Taxes (including interest and penalties) which are due and payable, unless such payment is being disputed in good faith and the applicable Enerplus Party has made all appropriate provision in respect thereof in accordance with GAAP, except, in either case, to the extent that a failure to do so would not reasonably be expected to have a Material Adverse Effect.

(q)         Remittances.  The Borrower will, and will cause each other Enerplus Party to, make all of the remittances required to be made by each Enerplus Party to the applicable federal, provincial, municipal or state governments and keep such remittances up to date, except to the extent that a failure to do so would not reasonably be expected to have a Material Adverse Effect.

(r)          Partnership.  The Borrower will ensure that the partners in the Partnership Parties will consist only of the Borrower and/or one or more Restricted Subsidiaries.

(s)         Wholly-Owned Status.  The Borrower will ensure that the Restricted Subsidiaries will be direct or indirect wholly-owned Subsidiaries of the Borrower.

(t)          Guarantee Agreement.  Within 10 Banking Days of a Subsidiary becoming a Material Restricted Subsidiary (or concurrently with a Subsidiary becoming a Material Restricted Subsidiary in accordance with a reorganization under Section 15.1 or as otherwise permitted hereunder), the Borrower will cause such Material Restricted Subsidiary to execute and deliver in favour of the Agent a Guarantee Agreement together with a certificate of a senior officer of such Material Restricted Subsidiary confirming that all authorizations and actions have been taken by such Material Restricted Subsidiary to authorize, execute and deliver the Guarantee Agreement and that such Material Restricted Subsidiary is at the time of granting of the Guarantee Agreement a direct or indirect wholly-owned Subsidiary of the Borrower.  The Borrower will also deliver or cause to be delivered such other documentation pertained thereto, including legal opinions of Borrower's Counsel, all in form and content acceptable to the Agent, acting reasonably.

(u)         Pari Passu Ranking.  The Borrower will, and will cause each Enerplus Party to, ensure that all Indebtedness of the Loan Parties under the Documents ranks at least pari passu with all other senior, unsecured Indebtedness of the Loan Parties.

(v)         Ownership of Assets.  The Borrower will ensure at all times that the Borrower and the Restricted Subsidiaries directly own not less than 85% of the Consolidated Tangible Assets.

(w)        Reserve Reports.  The Borrower will deliver to the Agent an independent engineering reserve report covering the oil and gas properties of the Enerplus Parties on or before April 30 of each year and dated not earlier than December 31 of the immediately preceding year; provided however, if the Enerplus Parties do not have an independent engineering reserve report covering all of their respective oil and gas properties, the Enerplus Parties may deliver an internally prepared reserve report to the Agent to the extent of the shortfall.

(x)         Operating and Capital Budgets.  The Borrower will deliver to the Agent an annual operating and capital budget on the later of the date the annual compliance certificate referred to in Section 12.1(g) is delivered to the Agent and within 5 Banking Days of the date of internal approval thereof by the management and directors of the Borrower.

(y)         Further Notices.  The Borrower will promptly, and in any event within 5 Banking Days, notify the Agent of (i) the incurrence by any Enerplus Party of any Subordinated Debt upon incurrence thereof; and (ii) any Material Adverse Effect.

(z)         Anti-Corruption Laws and Sanctions.  The Borrower shall, and shall cause its Subsidiaries to, conduct its business operations such that, and have policies and procedures in place to ensure that, the representations and warranties in Section 11.1(t) are true and correct at all times that this Agreement is in effect (and not just at, and as of, the times such representations and warranties are made or deemed to be made).

12.2                   Financial Covenants

While any Indebtedness under the Credit Facility is outstanding or while the Credit Facility remains available to the Borrower, the Borrower covenants with the Lenders that:

(a)         the Consolidated Senior Debt to EBITDA Ratio of the Borrower will not exceed 3.5:1;

(b)         the Consolidated Total Debt to EBITDA Ratio of the Borrower will not exceed 4:1; and

(c)         the Consolidated Senior Debt to Capitalization of the Borrower will not exceed 55%.

12.3                   Negative Covenants

While any Indebtedness under the Credit Facility is outstanding or while the Credit Facility remains available to the Borrower:

(a)         Limitation on Liens.  The Borrower will not, and will not permit the other Enerplus Parties to, provide or permit a Security Interest to exist over its property, except for Permitted Encumbrances.

(b)         Limitation on Distributions.  The Borrower will not, and will not permit the other Enerplus Parties to:

(i)          make any Distribution which would or would reasonably be expected to have a Material Adverse Effect or would adversely affect or impair the capacity or the Borrower or any other Enerplus Party to fulfil any of its obligations hereunder or if a Default or Event of Default has occurred and is continuing, except that regularly scheduled monthly and/or quarterly cash distributions by the Borrower to the holders of Voting Securities of the Borrower may in each case be made while a Default is subsisting but prior to an Event of Default occurring, provided in any such case, that no new Default or Event of Default would reasonably be expected to occur as a result of making such Distribution or other payment; or

(ii)         make any payment in respect of Subordinated Debt or Convertible Debentures during a Default or Event of Default or if such payment would reasonably be expected to cause a Default or Event of Default to occur.

(c)         Limitation on Hedging Agreements.  The Borrower and the other Enerplus Parties shall not enter into or maintain Hedging Agreements unless the same are entered into in accordance with the then applicable hedging policies approved by the board of directors of the Borrower or that are otherwise approved by the board of directors of the Borrower, provided that notwithstanding the foregoing, the Borrower and the other Enerplus Parties may not enter into or maintain Hedging Agreements for speculative purposes.

(d)         Mergers, Amalgamations and Consolidations.  The Borrower will not, and will not permit the other Enerplus Parties to, merge, amalgamate or consolidate with another Person (other than the Borrower or wholly-owned Subsidiaries of the Borrower), except as otherwise permitted under Section 15.1.

(e)         Financial Assistance.  The Borrower will not, and will not permit any other Enerplus Party to provide any guarantee, loan or other financial assistance to or in favour of any Person in respect of the obligations, indebtedness or liabilities of such Person which, if incurred by the Borrower, would constitute obligations, indebtedness or liabilities of the types of obligations, indebtedness or liabilities described in paragraphs (a) through (g) of the definition of Consolidated Senior Debt, except to the extent the aggregate of all such guarantees, loans and other financial assistance does not exceed the Threshold Amount and except that the foregoing shall not apply to guarantees, loans or other financial assistance to or in favour of, or in respect of the obligations, indebtedness or liabilities of, another Enerplus Party.

(f)          Non Arm's Length Transactions.  The Borrower will not, and will not permit any Enerplus Party to, except as specifically permitted hereunder, enter into any transaction, including the purchase, sale or exchange of any property or the rendering of any services, with any Person, other than the Borrower or any other wholly-owned Enerplus Party, except for any transaction or agreement or arrangement which is in the ordinary course of business of the applicable Enerplus Party and which is upon fair and reasonable terms not less favourable to the applicable Enerplus Party that it would obtain in comparable arms-length transaction.

(g)         Change in Business.  The Borrower will not, and will not permit the other Enerplus Parties to, make any material change in the nature of its business as carried on at the Closing Date, provided that nothing herein shall restrict an Enerplus Party from carrying on any business related to the exploration, development, production, processing or transportation of Petroleum Substances in countries which are members of the Organization for Economic Co-operation and Development.

(h)         Asset Dispositions.  The Borrower will not, and will not permit the other Enerplus Parties to, directly or indirectly, make any sale, exchange, lease, transfer or other disposition of any of its properties or assets to any Person if such sale, exchange, lease, transfer or other disposition would reasonably be expected to have a Material Adverse Effect.

(i)          Restricted Subsidiary Debt.  The Borrower will not permit the Restricted Subsidiaries who are not party to a Guarantee Agreement to incur, assume or otherwise become liable for principal amounts of Consolidated Total Debt which in the aggregate, together with the aggregate of the principal amounts secured by all Security Interests permitted by paragraph (n) of the definition of Permitted Encumbrances, exceed 5% of the Consolidated Tangible Assets as at the end of the Borrower's previous fiscal quarter.

12.4                   Covenants re Enerplus Group Financing LLC

While any Indebtedness under the Credit Facility is outstanding or while the Credit Facility remains available to the Borrower:

(a)        Ownership.  The Borrower shall at all times beneficially own, directly or indirectly through wholly-owned Material Restricted Subsidiaries which are party to a Guarantee Agreement, all of the issued and outstanding share capital of Enerplus Group Financing LLC;

(b)        Material Business.  The Borrower shall not permit Enerplus Group Financing LLC to carry on any material business operations, other than those related to the ownership of shares or other ownership interests of, or the making of inter-company loans to, any Material Restricted Subsidiary which is a party to a Guarantee Agreement nor shall the Borrower permit Enerplus Group Financing LLC to own any oil and gas properties or any other material assets, other than the shares or other ownership interests of, or inter-company loans to, any Material Restricted Subsidiary which is a party to a Guarantee Agreement;

(c)        Security Interests.  The Borrower shall not permit Enerplus Group Financing LLC to create, assume, suffer to exist or otherwise have outstanding any Security Interest on any of its property except for Permitted Encumbrances described in paragraphs (f), (g), (h), (k), (l) or (m) of the definition of Permitted Encumbrances;

(d)        Indebtedness.  The Borrower shall not permit Enerplus Group Financing LLC to incur, assume or otherwise have outstanding any indebtedness and obligations in respect of amounts borrowed which would, if the calculation of Consolidated Total Debt was not done on a consolidated basis, form part of Consolidated Total Debt, except for any such indebtedness and obligations not exceeding, in the aggregate, of U.S. $3,750,000 and except for certain inter-company loans (the "Hungary Loans") which may be made from time to time in favour of Enerplus Resources (U.S.A.) Corporation ("Enerplus USA") but only for so long as Enerplus USA is a Restricted Subsidiary and is a party to a Guarantee Agreement and is, directly or indirectly through other wholly-owned Material Restricted Subsidiaries, wholly-owned by the Borrower; and

(e)        Financial Assistance.  The Borrower shall not permit Enerplus Group Financing LLC to provide any guarantee, loans or financial assistance to or in favour of any Person except for the Hungary Loans.

Notwithstanding Sections 12.4(b) and 12.4(c) above, Enerplus Group Financing LLC shall be entitled to invest its cash on hand from time to time in short term (less than 1 year) money market investments where the issuer (or guarantor) of the securities comprising such money market investments is the Government of Canada or the Government of the United States or such money market investments are demand deposits at, or certificates of deposit, time deposits or bankers' acceptances issued by, a financial institution with a combined capital surplus of at least U.S. $1,000,000,000 or the Equivalent Amount in Canadian Dollars and whose long term unsecured non-credit enhanced debt is rated at least A- by S&P or at least A3 by Moody's.

ARTICLE 13

DESIGNATION OF RESTRICTED SUBSIDIARIES

13.1                   Designation of Non-Restricted/Restricted Subsidiaries

(a)         The Borrower from time to time, by notice to the Agent in the form of Schedule G, shall be entitled to designate (and re-designate) that either:

(i)          a Restricted Subsidiary will be a Non-Restricted Subsidiary; or

(ii)         a Non-Restricted Subsidiary will be a Restricted Subsidiary and/or a Material Restricted Subsidiary,

provided that, the Borrower will not be entitled to designate a Restricted Subsidiary to be a Non-Restricted Subsidiary if:

(iii)         a Default or an Event of Default has occurred and is continuing unless the exercise of the Borrower's discretion under paragraph (i) or (ii) above would cause such Default or Event of Default to be cured; or

(iv)        a Default or an Event of Default would result from or exist immediately after such a designation.

(b)         If the Borrower designates a Material Restricted Subsidiary to either no longer be a Material Restricted Subsidiary or to be a Non-Restricted Subsidiary as set out in clause (a) above, such Material Restricted Subsidiary shall be released from its obligations under its Guarantee Agreement by the Agent upon written request by the Borrower if such request is accompanied by an officer's certificate of a senior officer of the Borrower certifying that no Default or Event of Default has occurred and is continuing at the time of such designation or would result from such designation, including pursuant to Section 12.1(v).

(c)         Unless otherwise designated in accordance with Section 13.1(a), all Subsidiaries of the Borrower will be deemed to be Restricted Subsidiaries.

ARTICLE 14

INDEMNITIES OF BORROWER

14.1                   Environmental Indemnity

The Borrower hereby indemnifies and holds harmless each of the Agent and the Lenders, including their respective directors, officers, shareholders, employees, consultants and agents (collectively the "Indemnified Parties"), for any costs, losses, damages, expenses, judgments, suits, claims, awards, fines, sanctions and liabilities whatsoever (including any reasonable costs or expenses of defending or denying the same and including the reasonable costs or expenses of preparing any environmental assessment report or other such reports) suffered or incurred by an Indemnified Party (collectively a "Claim"), by reason of being a Lender or the Agent under this Agreement, as a result of or in connection with:

(a)         the Release of any Contaminant into the Environment; and

(b)         the remedial action, if any, required to be taken by the Agent or the Lenders in respect of any such Release,

except in such cases where and to the extent that any such Claim arises from the gross negligence or wilful misconduct of such Indemnified Party.  This indemnity will survive repayment or cancellation of the Credit

Facility or any part thereof, including any termination of the other provisions of this Agreement.  Other than for costs and expenses incurred by the Indemnified Parties for investigating, defending or denying a Claim or preparing any necessary environmental assessment report or other reports in connection with any Claim (the reasonable costs thereof to be paid forthwith by the Borrower on demand therefore), the Indemnified Parties will not request indemnification from the Borrower unless an Indemnified Party is required by Law, based on the advice of such Indemnified Party's counsel, to honour a Claim or any part thereof.  The Indemnified Parties will be entitled, but not obligated, to negotiate any settlement of a Claim in consultation with the Borrower, and any such settlement will be binding on the Parties.

14.2                   General Indemnity

In addition to any liability of the Borrower to the Lenders under any other provision hereof, the Borrower will and does hereby indemnify each of the Indemnified Parties and holds each of the Indemnified Parties harmless against any Claims (including reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client full indemnity basis) incurred by the same as a result of or in connection with the Credit Facility or the Documents including: (a) any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by any Lender to fund or maintain any Advance as a result of the Borrower's failure to complete the Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder; (b) the Borrower's failure to pay any other amount, including any interest or fees, due hereunder on its due date after the expiration of any applicable grace or notice periods; (c) the Borrower's repayment or prepayment of a LIBOR Based Loan otherwise than on the last day of its LIBOR Period; (d) the Borrower's failure to give any notice required to be given by it to the Agent or the Lenders hereunder; (e) the failure of the Borrower or any other Enerplus Party to make any other payment due hereunder or under any of the other Documents; (f) any inaccuracy of the Borrower's or any other Enerplus Party's representations and warranties contained in any Document; (g) any failure of the Borrower or any other Enerplus Party to observe or fulfil its covenants under any Document; (h) the occurrence of any Default or Event of Default; or (i) the use of the proceeds of the Credit Facility; provided that this Section 14.2 will not apply to any losses, claims, costs, damages or liabilities that arise by reason of the gross negligence or wilful misconduct of such Indemnified Party.  The provisions of this Section 14.2 shall survive repayment of the Indebtedness of the Enerplus Parties under the Documents.

14.3                   Right to Defend

The Borrower will have the right, through the appointment of counsel, to participate in and/or control any action, suit or proceeding for which it is liable as an indemnitor under Section 14.1 or 14.2; provided that:

(a)         the Borrower will not have the right to participate in or control such action, suit or proceeding if it involves potential imposition of criminal liability upon the Indemnified Party or a conflict of interest between the Borrower and the Indemnified Party; and

(b)         the Indemnified Party, at the Borrower's expense, will have the right to retain its own counsel in the event of inconsistent defences, conflicts of interest, the Borrower not assuming the defence of the action within a reasonable period of time or there being defences available to the Indemnified Party which are different from or in addition to those available to the Borrower, and such participation by the Indemnified Party in defence will not release the Borrower from any liability that it may have to such Indemnified Party.

ARTICLE 15

REORGANIZATION

15.1                   Successor Entity

The Borrower will not, and it will not permit any Material Restricted Subsidiary to, enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Borrower or of any Material Restricted Subsidiary would become the property of any other Person (a "successor entity") whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise (other than any such transaction solely among the Enerplus Parties) unless:

(a)         such transaction takes place in accordance with the applicable Laws;

(b)         prior to or contemporaneously with the consummation of such transaction, the Borrower or such Material Restricted Subsidiary, as applicable, and the successor entity, as applicable, shall have executed such instruments and done such things as in the opinion of the Agent are necessary or advisable to establish that upon the consummation of such transaction:

(i)          the successor entity shall have assumed all the covenants and obligations of the Borrower or such Material Restricted Subsidiary, as applicable, under the Documents to which it is a party;

(ii)         the Documents, as applicable, shall be a valid and binding obligation of the successor entity entitling the Agent and the Lenders, as against the successor entity, to exercise all their rights thereunder;

(iii)        the rights and benefits afforded or intended to be afforded the Agent and the Lenders under the Documents to which the Borrower or such Material Restricted Subsidiary, as applicable, is a party are not adversely affected in any material respect; and

(iv)        legal opinions satisfactory to the Agent confirming the matters set forth in Sections 15.1(b)(i) and (ii) above are provided by Borrower's Counsel;

(c)         no Default or Event of Default is subsisting or would occur after giving effect to such transaction; and

(d)         the Lenders, acting reasonably, are satisfied with the creditworthiness of the successor entity, provided that the Lenders shall be deemed to be satisfied with the creditworthiness of the successor entity or, where the successor entity remains a Material Restricted Subsidiary or the Borrower, if the senior unsecured long term debt of the successor entity or the Borrower, is rated equal to or above Investment Grade immediately prior to the effective date of the transaction and the Lenders have received satisfactory evidence that the applicable rating agencies have concluded that such rating will be equal to or above Investment Grade after giving effect to the transaction.

ARTICLE 16

EVENTS OF DEFAULT

16.1                   Event of Default

Each of the following events will constitute an Event of Default:

(a)         Failure to Pay.  If the Borrower defaults in the due and punctual payment of any principal amounts owing under the Documents as and when the same becomes due and payable, whether at maturity or otherwise; or if the Borrower defaults in the payment of any interest, fees or other amounts owing under the Documents as and when the same become due and payable and such default continues for a period of 3 Banking Days.

(b)        Incorrect Representations.  If any representation or warranty made by any Enerplus Party in any Document proves to have been incorrect when so made or deemed to have been repeated as herein provided and the underlying facts, if capable of being remedied such that the representation or warranty if made at such time would be correct, are not so remedied within 30 days after notice of such incorrectness is given to the Borrower by the Agent (but only if and for so long as the remedying thereof was and continues to be diligently and in good faith pursued and no Material Adverse Effect has occurred or is imminent as a result of such facts).

(c)        Breach of Specific Covenants.  If there is a breach in the performance or observance of any of the covenants or agreements in Section 12.1(c), 12.2 or 12.3(h).

(d)        Breach of Covenants.  Except for an Event of Default set out elsewhere in this Section 16.1, if the Borrower or another Enerplus Party defaults in the performance or observance of any covenant, obligation or condition to be observed or performed by it pursuant to any of the Documents or any other agreement now or hereafter made by the Borrower or another Enerplus Party with the Agent and the Lenders and such default continues for a period of 30 days after notice thereof being given to the Borrower by the Agent.

(e)        Bankruptcy.  If a judgment, decree or order of a court of competent jurisdiction is entered against the Borrower or any Material Restricted Subsidiary, (i) adjudging such party bankrupt or approving a petition seeking its reorganization or winding-up under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), Title 11 of the United States Code entitled "Bankruptcy", or any other bankruptcy, insolvency or analogous Law, or (ii) appointing a receiver, trustee, liquidator, or other Person with like powers, over all, or substantially all, of the property of such party, or (iii) ordering the involuntary winding up or liquidation of the affairs of such party, or (iv) if any receiver or other Person with like powers is appointed over all, or substantially all, of the property of such party, unless such appointment is stayed and of no effect against the rights of the Lenders thereunder.

(f)         Winding Up.  If, (i) except as permitted by Section 15.1, an order or a resolution is passed for the dissolution, winding-up, reorganization or liquidation of the Borrower or any Material Restricted Subsidiary, pursuant to applicable Laws, including the Business Corporations Act (Alberta), or (ii) any of the Borrower or any Material Restricted Subsidiary institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous Law, or (iii) any of the Borrower or any Material Restricted Subsidiary consents to the filing of any petition under any such Law or to the appointment of a receiver, or other Person with like powers, over all, or substantially all, of such party's property, or (iv) any of the Borrower or any Material Restricted Subsidiary makes a general assignment for the benefit of creditors, or (v) any of the Borrower or any Material Restricted Subsidiary takes or consents to any action in furtherance of any of the aforesaid purposes.

(g)        Other Indebtedness.  If any default shall have occurred and is continuing in respect of any Indebtedness of one or more Enerplus Parties (other than Non-Recourse Debt or Indebtedness arising under the Credit Facility) which results in the acceleration of the payment of such Indebtedness or which permits the holder thereof to accelerate the payment of such Indebtedness and if there is a grace period applicable thereto arising under contract or otherwise, such default continues beyond the expiry of such grace period or if any lender shall demand repayment of any Indebtedness owed to it by any Enerplus Party which is repayable on demand, and the aggregate principal amount of all such Indebtedness is at least the Threshold Amount.

(h)         Final Judgments.  If a final judgment or judgments or any order is entered against one or more Enerplus Parties (other than in respect of Non-Recourse Debt permitted hereunder) in an aggregate amount equal to or greater than the Threshold Amount, which remains unsatisfied or undischarged for a period of 30 days during which such judgment shall not be an appeal or execution thereof will not be effectively stayed.

(i)          Cessation of Business.  Except as permitted by Section 15.1, if any of the Borrower or any Material Restricted Subsidiary ceases or proposes to cease carrying on business, or a substantial part thereof.

(j)         Seizure of Property.  If the property of any one or more of the Enerplus Parties (other than any such property which secures Non-Recourse Debt permitted hereunder) having a fair market value in excess of the Threshold Amount, in the aggregate, shall be seized (including by way of execution, attachment, garnishment or distraint) or any Security Interest thereon shall be enforced, or such property shall become subject to any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations in excess of the Threshold Amount shall exist in respect of any one or more of the Enerplus Parties or such property, or any sheriff, civil enforcement agent or other Person shall become lawfully entitled to seize or distrain upon any such property under the Civil Enforcement Act (Alberta), the Workers' Compensation Act (Alberta), the Personal Property Security Act (Alberta) or any other applicable Laws whereunder similar remedies are provided, and in any case such seizure, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, shall continue in effect and not released or discharged for more than 30 days.

(k)         Change of Control.  If a Change of Control occurs which is not otherwise consented to by the Majority Lenders.

(l)         Enforceability of Documents.  If any material provision of any Document shall at any time cease to be in full force and effect, be declared to be void or voidable or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by any Enerplus Party.

(m)        Qualified Auditor Report.  If the audited financial statements of the Borrower that are required to be delivered by the Borrower pursuant to Section 12.1(h) contain a qualification that is not acceptable to the Majority Lenders, acting reasonably, and within a period of 30 days after the delivery of such financial statements by the Borrower hereunder either (i) such qualification is not rectified or otherwise dealt with to the satisfaction of the Majority Lenders; or (ii) the Borrower has not delivered a plan to the Agent as to how the Borrower plans to rectify or otherwise deal with such qualification (such plan to include the time frame within which the Borrower proposes to rectify or otherwise deal with such qualification) and such plan is not satisfactory to the Majority Lenders, acting reasonably, and following delivery and acceptance of such plan, the Borrower fails to diligently pursue the same and rectify or otherwise deal with the qualification in accordance with the plan and within the proposed time frame.

16.2                   Remedies

Upon the occurrence of an Event of Default, the Agent may forthwith (on the direction of the Majority Lenders, or in the case of an Event of Default under Section 16.1(e) or 16.1(f) automatically) terminate any further obligation to make Advances and may declare all Indebtedness owing under the Credit Facility together with unpaid accrued interest thereon and any other amounts owing under the Documents, contingent or otherwise, to be immediately due and payable, whereupon the Borrower will be obligated without any further grace period to forthwith pay such amounts and the Agent and the Lenders, may exercise any and all rights, remedies, powers and privileges afforded by applicable Law (including any rights of set-off) or under any and all other instruments, documents and agreements made to assure payment and performance of the obligations of the Borrower under the Documents.

16.3                   Waivers

An Event of Default may only be waived by the Majority Lenders, other than an Event of Default set forth in Section 16.1(e), (f) or (i) (in the case of the Borrower only), which may only be waived by all of the Lenders.

16.4                   Set-off

The Borrower agrees that, upon the occurrence of an Event of Default, in addition to and without limitation of any right of set-off, bankers' lien, counterclaim or other right or remedy that the Agent and the Lenders may otherwise have, the Agent and each Lender will be entitled, at its option, to offset any and all balances and deposits held by it for the account of the Borrower at any of its offices or branches, in any currency, against any and all amounts owed by the Borrower to the Agent or such Lender hereunder (regardless of whether any such balances are then due or payable to the Borrower), including all claims of any nature or description arising out of or connected with this Agreement; provided that the Agent's or such Lender's failure to give any such notice will not affect the validity thereof.  Nothing contained in the Documents will require the Agent or a Lender to exercise any right, or will affect the right of the Agent or a Lender to exercise and retain the benefits of exercising any right, with respect to any Indebtedness or other obligation of the Borrower existing otherwise than pursuant to the Documents.

16.5                   Application of Proceeds

Except as otherwise agreed to by the Majority Lenders in their sole discretion and as otherwise expressly provided hereunder, all payments made by or on behalf of the Borrower under the Documents, after acceleration pursuant to Section 16.2, will be applied by the Agent in the following order:

(a)         in payment of any amounts due and payable by way of recoverable expenses;

(b)         in payment of any amounts by way of any fees;

(c)         in payment of any amounts due and payable as and by way of interest, including any interest on overdue amounts; and

(d)         in payment of the Aggregate Principal Amount under the Credit Facility and all other amounts under the Documents to the extent crystallized at such time on a pro rata basis.

ARTICLE 17

CONFIDENTIALITY

17.1                   Non-Disclosure

All information received by the Agent and the Lenders from or in respect of any Enerplus Party the confidential nature of which is made known or ought to have been known to the Party receiving such information other than information that is required to be disclosed by applicable Law (including, for certainty, information required to be disclosed in connection with any legal proceedings, including proceedings relating to the Documents) or to any Administrative Body of competent jurisdiction, including any central bank or other banking regulatory authority and any official bank examiners or regulators, will be held by the Parties in the strictest confidence and will not be disclosed to any Person, except as provided in Sections 17.2 and 17.3.

17.2                   Exceptions

Section 17.1 does not apply to confidential information:

(a)         of a Party where that Party consents to its disclosure;

(b)         which becomes part of the public domain without breach of Section 17.1;

(c)         received from a third party without restriction on further disclosure and without breach of Section 17.1; or

(d)         developed independently without breach of Section 17.1.

17.3                   Permitted Disclosures by Agent and Lenders

Confidential information received by the Agent or a Lender may be disclosed:

(a)         to the Agent or any other Lender, any Affiliate thereof, any Participant, any financial institution which desires to become a Lender hereunder or any actual or prospective counterparty to any securitization, swap or derivative transaction relating to the Enerplus Parties (provided that, in the case of any Participant, prospective lender or actual or prospective counterparty, such Person agrees in writing in favour of the Borrower to be under a like duty of confidentiality to that contained in this Article 17); and

(b)         to their respective employees, auditors, accountants, legal counsel, geologists, engineers and other consultants and financial advisors retained by the Agent, such Lender, such Affiliate or such other Persons on a need to know basis, provided that the Agent or Lender, as applicable, remains liable for a breach by any such Person of its duty of confidentiality hereunder with respect to any such information.

17.4                   Survival

The obligations of the Parties under this Article 17 will survive the termination of this Agreement.

ARTICLE 18

ASSIGNMENT

18.1                   Assignment of Interests

Except as expressly permitted under this Article 18 and subject to Article 15, this Agreement and the rights and obligations hereunder will not be assignable, in whole or in part, by the Borrower without the prior consent of all of the Lenders.

18.2                   Assignment by the Lenders

Each Lender will have the right to assign, in minimum portions of U.S. $5,000,000, and increments of U.S. $1,000,000 in excess thereof, such Lender's Individual Commitment Amount to one or more financial institutions (other than Disqualified Lenders) with the consent of the Agent (other than for assignments to any Lender or any Affiliate of any Lender) and, if no Event of Default has occurred and is continuing, the consent of the Borrower (other than for assignments to any Lender, any Affiliate of any Lender or any Approved Fund), each such consent not to be unreasonably withheld or delayed, and further provided that at and after the time of the assignment, the Borrower will not be under any obligation to pay, by way of withholding tax or otherwise, any greater amount than it would have been obliged to pay if the Lender had not made an assignment and provided further, that each remaining Lender will at all times maintain an Individual Commitment Amount in an aggregate principal amount at least equal to U.S. $5,000,000, except to the extent the assignment is of a Lender's entire Individual Commitment Amount.  Notwithstanding the foregoing, a Lender may assign its Individual Commitment Amount to an Affiliate thereof without the consent of the Agent or the Borrower if (a) such Lender remains liable for its obligations under the Documents notwithstanding such assignment, and (b) the Borrower will not be under any obligation to pay, by way of withholding tax or otherwise, any greater amount than it would have been obliged to pay if the Lender had not made such assignment.  An assignment fee of U.S. $3,500 for each such assignment (other than to an Affiliate) will be payable to the Agent by the assignor Lender, other than in respect of an assignment by the Agent.  In the event of such assignment, the Borrower will execute and deliver all such agreements, documents and instruments as the Agent or Lender may reasonably request to effect and recognize such syndication, participation, or assignment.

18.3                   Effect of Assignment

To the extent that any Lender assigns any portion of its Individual Commitment Amount pursuant to Section 18.2 and such new Lender or new Lenders, as the case may be, has executed and delivered to the Borrower and the Agent an Assignment, such Lender will be relieved and forever discharged of any and all of its covenants and obligations under the Documents in respect of that portion of its Individual Commitment Amount so sold or assigned from and after the effective date of the Assignment and the Borrower's recourse under the Documents in respect of such portion so sold or assigned from and after the effective date of the Assignment will be to such new Lender or new Lenders, as the case may be, only and their successors and permitted assigns.

18.4                   Participations

Any Lender may at any time sell to one or more financial institutions or other Persons (other than Disqualified Lenders) (each of such financial institutions and other Persons being herein called a "Participant") participating interests in any of the Advances, commitments, or other interests of such Lender hereunder, provided, however, that:

(a)         no participation contemplated in this Section 18.4 will relieve such Lender from its commitments or its other obligations hereunder or under any other Document;

(b)         such Lender will remain solely responsible for the performance of its commitments and such other obligations as if such participation had not taken place;

(c)         the Agent and the Borrower will continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and each of the other Documents;

(d)         no Participant will have any right (through a right of consent or approval or otherwise) to require such Lender to take or refrain from taking any action hereunder or under any other Document, except for any amendments, modifications or waivers which relate to any of the matters set forth in paragraph (i), (iii) or (vii) of Section 19.16(a); and

(e)         the Borrower will not be required to pay any amount hereunder that is greater than the amount which it would have been required to pay had no participating interest been sold.

18.5                   Acknowledgment Regarding Agent and Disqualified Lenders

Notwithstanding anything in this Agreement to the contrary, so long as the Agent has provided to the Lenders the written notifications from the Borrower pursuant to clauses (a), (b) and (c)(i) of the definition of Disqualified Lenders, the Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions thereof relating to Disqualified Lenders. Without limiting the generality of the foregoing, the Agent shall not (x) be obligated to ascertain, monitor or inquire as to whether any Lender or participant or prospective Lender or Participant is a Disqualified Lender or (y) have any liability with respect to or arising out of any assignment or participation of Advances, or disclosure of confidential information, to any Disqualified Lender.

ARTICLE 19

ADMINISTRATION OF THE CREDIT FACILITY

19.1                   Authorization and Action

(a)         Authorization and Action.  Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf and to exercise such rights or powers granted to the Agent or the Lenders under the Documents to the extent specifically provided therein and on the terms thereof, together with such powers and authority as are reasonably incidental thereto.  As to any matters not expressly provided for by the Documents, the Agent will not be required to exercise any discretion or take any action, but will be required to act or to refrain from acting (and will be fully indemnified and protected by the Lenders to the greatest extent permitted by applicable Law in so acting or refraining from acting) upon the instructions of the Majority Lenders, and such instructions will be binding upon all Lenders, provided however that the Agent will not be required to take any action which, in the opinion of the Agent, might expose the Agent to liability in such capacity, which could result in the Agent incurring any costs and expenses, or which is contrary to the spirit and intent of this Agreement.

(b)         Lenders' Determination.  Where the provisions of this Agreement provide that any waiver of or any amendment to any provision of the Documents may be made or any action, consent or other determination in connection with the Documents may be taken or given, with the consent or agreement of the Majority Lenders, then any such waiver, amendment, action, consent or determination so made, so taken or so given with the consent or agreement of the Majority Lenders will be binding on all of the Lenders and all of the Lenders will cooperate in all ways necessary or desirable to implement and effect such waiver, amendment, action, consent or determination.

(c)         Deemed Non-Consent.  If the Agent delivers a notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its consent or objection to such matter within the time period referenced in such notice, or if no such period is referenced therein, within 10 Banking Days of the delivery of such notice by the Agent to such Lender, such Lender will be deemed not to have consented thereto upon the expiry of such period.

19.2                   Procedure for Making Advances

(a)         Pro Rata Advances.  Subject to Sections 3.5 and 19.18, all Advances made by the Lenders will be made in accordance with each Lender's Rateable Portion of such Advance, except to the extent that the Agent deems any variations therefrom to be immaterial.  The Agent shall determine all adjustments to the amounts required to be advanced by the Lenders to reflect as nearly as practicable the respective Rateable Portions of the Lenders under the Credit Facility.

(b)        Instructions from Borrower.  The Lenders, through the Agent, will make Advances available to the Borrower as required hereunder by debiting the account of the Agent to which each Lender's Rateable Portion of such Advances have been credited in accordance with Section 6.6 (or causing such account to be debited) and, in the absence of other arrangements agreed to by the Agent and the Borrower in writing, by transferring (or causing to be transferred) like funds in accordance with the instructions of the Borrower as set forth in the Notice of Borrowing, Notice of Rollover or Notice of Conversion, as the case may be, in respect of each Advance under the Credit Facility, provided that the obligation of the Agent hereunder will be limited to taking such steps as are in keeping with its normal banking practice commercially reasonable in the circumstances to implement such instructions, and the Agent will not be liable for any damages, claims or costs which may be suffered by the Borrower or any of the Lenders and occasioned by the failure of such funds to reach their designated destination, unless such failure is due to the gross negligence or wilful misconduct of the Agent.

(c)         Assumption Respecting Availability.  Unless the Agent has been notified by a Lender within 2 Banking Days prior to an anticipated Advance that such Lender will not make available to the Agent its Rateable Portion of such Advance, the Agent may assume, without any enquiry required on its part, that such Lender has made or will make such portion of the Advance available to the Agent on the date such Advance is to take place, in accordance with the provisions hereof and the Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount.  If and to the extent such Lender will not have so made its Rateable Portion of an Advance available to the Agent, such Lender agrees to pay to the Agent, forthwith on demand, such Lender's Rateable Portion of the Advance and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable thereunder by the Borrower in respect of such Advance) for each day from the date such amount is made available to the Borrower until the date such amount is paid to the Agent, provided however, that if such Lender fails to so pay, the Borrower covenants and agrees that without prejudice to any rights the Borrower may have against such Lender, it will repay the amount of such Lender's Rateable Portion of the Advance (without duplication) to the Agent for the account of the Agent after receipt of the certificate referred to below and forthwith after demand therefor by the Agent.  The amount payable to the Agent pursuant hereto will be as set forth in a certificate delivered by the Agent to such non-paying Lender and the Borrower (which certificate will contain reasonable details of how the amount payable is calculated) and will be conclusive and binding, for all purposes, in the absence of manifest error.  If such Lender makes the payment to the Agent as required herein, the amount so paid will constitute such Lender's Rateable Portion of the Advance for purposes of this Agreement.  The failure of any Lender to make its Rateable Portion of the Advance will not relieve any other Lender of its obligation, if any, hereunder to make its Rateable Portion of the Advance on the date that such Advance is to take place, but no Lender will be responsible for the failure of any other Lender to provide its Rateable Portion of any Advance under the Credit Facility.

19.3                   Remittance of Payments

Forthwith after receipt of any payment by the Borrower hereunder, the Agent, if and to the extent a Lender is entitled thereto, will remit to such Lender its Rateable Portion of such payment, provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its Rateable Portion of such payment and the Borrower fails to make such payment, each such Lender agrees to repay to the Agent forthwith on demand such Lender's Rateable Portion of any such payment, together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner customarily applicable to interbank payments for each day from the date such amount is remitted to such Lender.  The exact amount of the repayment required to be made by a Lender pursuant hereto will be set forth in a certificate delivered by the Agent to such Lender, which certificate will be conclusive and binding for all purposes in the absence of manifest error.

19.4                   Redistribution of Payment

Each Lender agrees that:

(a)         If it exercises any right of counter-claim, set off, bankers' lien or similar right with respect to any property of the Borrower or if under applicable Law it receives a secured claim, the security for which is a debt owed by it to the Borrower, it will apportion the amount thereof proportionately between:

(i)          amounts outstanding at such time owed by the Borrower to such Lender under this Agreement, which amounts will be applied in accordance with this Section 19.4; and

(ii)         amounts otherwise owed to it by the Borrower, provided that any cash collateral account held by such Lender as collateral for a letter of credit or bankers' acceptance (including a Bankers' Acceptance) issued or accepted by such Lender on behalf of the Borrower may be applied by such Lender to such amounts owed by the Borrower to such Lender pursuant to such letter of credit or in respect of any such bankers' acceptance without apportionment.

(b)         If it receives, through the exercise of a right or the receipt of a secured claim described in paragraph (a) above or otherwise, payment of a proportion of the aggregate amount of principal, interest and fees due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal, interest and fees due in respect of the Credit Facility (having regard to the respective proportionate amounts advanced as Advances by each of the Lenders and the amount apportioned to the amounts under this agreement in accordance with 19.4(a)(i)), the Lender receiving such proportionately greater payment will purchase a participation (which will be deemed to have been done simultaneously with receipt of such payment) in that portion of the Credit Facility of the other Lenders so that their respective receipts will be pro rata to their respective Rateable Portions, provided however that, if all or part of such proportionately greater payment received by such purchasing Lender will be recovered, such purchase will be rescinded and the purchase price for such participation will be returned to the extent of such recovery, but without interest.  Such Lender will exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section 19.4 to share in the benefits of any recovery on such secured claims.

(c)         If it does any act or thing permitted by paragraphs (a) or (b) above, it will promptly provide full particulars thereof to the Agent.

(d)         Except as permitted under paragraphs (a), (b) and (c) above, no Lender will be entitled to exercise any right of counter-claim, set off, bankers' lien or similar right without the prior consent of the other Lenders.

19.5                   Duties and Obligations

The Agent and any of its directors, officers, agents or employees (and, for purposes hereof, the Agent will be deemed to be contracting as agent for and on behalf of such Persons) will not be liable to any Lender for any action taken or omitted to be taken by it under or in connection with the Documents, except for its gross negligence or wilful misconduct.  Without limiting the generality of the foregoing, the Agent:

(a)         may assume that there has been no assignment or transfer by the Lenders of their rights under the Documents, unless and until the Agent receives a duly executed Assignment from such Lender;

(b)         may consult with counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and will not be liable for any action taken or omitted to be taken in good faith by it in accordance with or reliance upon the advice of such counsel, accountants or experts;

(c)         will incur no liability under or in respect of the Documents by acting upon any notice, consent, certificate or other instrument or writing believed by it to be genuine and signed or sent by the apparently proper Person or by acting upon any representation or warranty of any Enerplus Party made or deemed to be made hereunder;

(d)         may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary; and

(e)         may rely, as to any matter of fact which might reasonably be expected to be within the knowledge of any Person, upon a certificate signed by or on behalf of such Person.

Further, the Agent (i) does not make any warranty or representation to any Lender nor will it be responsible to any Lender for the accuracy or completeness of the data made available to any of the Lenders in connection with the Credit Facility, or for any statements, warranties or representations (whether written or oral) made in connection with the Credit Facility, (ii) will not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of the Documents on the part of the Borrower or to inspect the property (including books and records) of the Borrower, and (iii) will not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of the Documents or any other instrument or document furnished pursuant hereto or thereto.

19.6                   Prompt Notice to the Lenders

Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrower hereunder, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of the Agent hereunder.

19.7                   Agent and Agent Authority

With respect to its Rateable Portion of the Commitment Amount and the Advances made by it as a Lender under the Credit Facility, as applicable, the Agent will have the same rights and powers under the Documents as any other Lender and may exercise the same as though it were not the Agent.  The Agent may accept deposits from, lend money to, and generally engage in any kind of business with the Enerplus Parties, their shareholders or unitholders or any Person owned or controlled by any of them and any Person which may do business with any of them, all as if the Agent was not serving as Agent, and without any duty or obligation to account therefor to the Lenders.

19.8                   Lenders' Credit Decisions

It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower.  Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Enerplus Parties or any other Person under or in connection with the Credit Facility or the Enerplus Parties (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Enerplus Parties.  Each Lender acknowledges that copies of the Documents have been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of the Documents.  A Lender will not make any independent arrangement with the Enerplus Parties for the satisfaction of any Indebtedness owing to it under the Documents without the consent of the other Lenders.

19.9                   Indemnification

The Lenders hereby agree to indemnify the Agent and its directors, officers, agents and employees (to the extent not reimbursed by the Borrower) in accordance with their respective Rateable Portions, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent or its directors, officers, agents and employees in any way relating to or arising out of the Documents or any action taken or omitted by the Agent under or in respect of the Documents in its capacity as Agent, provided that no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct.  Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its Rateable Portion of any reasonable out-of-pocket expenses (including legal fees, on a solicitor and his own client full indemnity basis) incurred by the Agent in connection with the preservation of any right of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Documents, to the extent that the Agent is not reimbursed for such expenses by the Borrower.  This indemnity will survive the termination of the other provisions of this Agreement as a separate and continuing covenant of the Lenders.

19.10                 Successor Agent

The Agent may, as hereinafter provided, resign at any time by giving 30 days' prior notice (the "Resignation Notice") thereof to the Lenders and the Borrower.  The Majority Lenders, with the consent of the Borrower, provided no Event of Default is subsisting, such consent not to be unreasonably withheld, will forthwith upon receipt of the Resignation Notice appoint a successor agent (the "Successor Agent") to assume the duties hereunder of the resigning Agent.  Upon the acceptance of any appointment as agent hereunder by a Successor Agent, such Successor Agent will thereupon succeed to and become vested with all the rights, powers, privileges and duties as agent under the Documents of the resigning Agent.  Upon such acceptance, the resigning Agent will be discharged from its further duties and obligations as agent under the Documents, but any such resignation will not affect such resigning Agent's obligations hereunder as a Lender, including for its Rateable Portion of the Commitment Amount.  After the resignation of the Agent as agent hereunder, the provisions of this Article 19 will continue to enure to its benefit as to any actions taken or omitted to be taken by it while it was the agent of the Lenders hereunder.  Notwithstanding the foregoing, if the Majority Lenders fail to appoint a Successor Agent within 30 days of receipt of the Resignation Notice, the resigning Agent may appoint a Successor Agent from among the Lenders, with the consent of the Borrower, provided no Event of Default is subsisting, such consent not to be unreasonably withheld.

19.11                 Taking and Enforcement of Remedies

Except as otherwise provided herein, each Lender hereby acknowledges that, to the extent permitted by applicable Law, rights and remedies provided under the Documents to the Lenders are for the benefit of the Lenders collectively and not severally and further acknowledges that its rights and remedies thereunder are to be exercised not severally but collectively through the Agent upon the decision of the Lenders (with the required majority or unanimity as herein provided), regardless of whether acceleration of Indebtedness hereunder was made, and accordingly, notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it will not be entitled to take any action with respect to the Credit Facility, including any acceleration of Indebtedness thereunder, but that any such action will be taken only by the Agent with the prior direction of the Lenders (with the required majority or unanimity as herein provided).  Notwithstanding the foregoing, in the absence of written instructions from the Lenders, and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the circumstances.  Each of the Lenders hereby covenants and agrees that it has not heretofore and will not seek, take, accept or receive any security for any of the Indebtedness of the Enerplus Parties under the Documents and will not enter into any agreement with any of the Parties relating in any manner whatsoever to the Credit Facility, unless all of the Lenders will at the same time obtain the benefit of any such security or agreement, as the case may be.

19.12                 Reliance Upon Agent

The Borrower will be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to the Documents, and the Borrower will be entitled to deal with the Agent with respect to matters under the Documents which the Agent is authorized hereunder to deal with, without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to them by the Agent, notwithstanding any lack of authority of the Agent to provide the same.

19.13                 Agent May Perform Covenants

If the Borrower fails to perform any covenant on its part herein contained, the Agent may give notice to the Borrower of such failure and if, within 10 days of such notice (or after the expiry of such other time or cure period as may be required in this Agreement), such covenant remains unperformed, the Agent on behalf of the Lenders may, in its sole discretion but need not, perform any such covenant capable of being performed by it and, if the covenant requires the payment or expenditure of money, the Agent may make such payment or expenditure and all sums so expended will be forthwith payable by the Borrower to the Agent on behalf of the Lenders and will bear interest at the Canadian Prime Rate plus 2%.

19.14                 No Liability of Agent

The Agent, in its capacity as agent of the Lenders under the Credit Facility, will have no responsibility or liability to the Borrower or the Lenders on account of the failure of any Lender to perform its obligations hereunder, or to any Lender on account of the failure of the Borrower to perform its obligations under the Documents.

19.15                 Nature of Obligations under this Agreement

(a)        Obligations Separate.  The obligations of each Lender and the Agent under this Agreement are separate.  The failure of any Lender to carry out its obligations hereunder will not relieve the other Lenders, the Agent or the Borrower of any of their respective obligations hereunder.

(b)         No Liability for Failure by other Lenders.  Neither the Agent nor any Lender will be liable or otherwise responsible for the obligations of any other Lender hereunder.

19.16                 Lender Consent

(a)         Unanimity.  Notwithstanding anything herein to the contrary and without limiting in any way the context of any provision in this Agreement requiring the consent, approval or action of all Lenders under the Credit Facility, the following matters will require the approval, consent or agreement, as the context requires, of all Lenders under the Credit Facility:

(i)          the reduction or forgiveness of any Indebtedness payable by the Borrower to the Lenders under the Credit Facility or under any of the Documents pertaining to the Credit Facility;

(ii)         any increase of the Commitment Amount;

(iii)         the postponement of any maturity date of any Indebtedness of the Borrower to the Lenders under the Credit Facility or under any of the Documents pertaining to the Credit Facility;

(iv)        subject to Article 15, the requirement for delivery of, or any material waiver or material amendment under, or release of the Guarantee Agreement other than as a result of a Restricted Subsidiary being designated as a Non-Restricted Subsidiary in accordance with Section 13.1;

(v)         any change in the nature of Advances under the Credit Facility;

(vi)        any change to the provisions referred to in Sections 3.9 and 12.3(h);

(vii)        any decrease in the applicable margins set forth in Section 4.2;

(viii)       any amendment to Section 2.1, 3.2, 16.3 or 18.1 or this Section 19.16(a); and

(ix)        any change to the definition of "Majority Lenders";

provided that any change to this Article 19 will require the consent of the Agent.  In addition, any change to the Individual Commitment Amount of a Lender can only be made with the consent of such Lender.

(b)         Majority Consent.  Subject to Section 19.16(a), any waiver of or any amendment to any provision of the Documents as they pertain to the Credit Facility and any action, consent or other determination in connection with the Documents as they pertain to the Credit Facility will bind all of the Lenders under the Credit Facility if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

19.17                 Removal of Lenders

If a Lender (an "Affected Lender"):

(a)         refuses to give timely consent to an amendment, modification or waiver of this Agreement that, pursuant to Section 19.16(a), requires consent of all of the Lenders (and the consent of the Majority Lenders has been given with respect thereto);

(b)         makes a claim for Additional Compensation pursuant to Section 10.1; or

(c)         provides a notice that it is unable to maintain or continue to offer any Advance pursuant to Section 10.2;

then the Borrower may:

(d)         replace the Affected Lender with another financial institution acceptable to the Agent, acting reasonably, who purchases at par the Principal Amount owing to the Affected Lender and such Lender's entire Individual Commitment Amount and assumes the Affected Lender's Individual Commitment Amount and all other obligations of the Affected Lender hereunder, provided that prior to or concurrently with such replacement:

(i)          the Affected Lender shall have received payment in full of all principal, interest, fees and other amounts through such date of replacement and a release from any further obligations to make Advances under the Documents after the date of such replacement;

(ii)         the assignment fee required to be paid by Section 18.2 shall have been paid to the Agent;

(iii)         all of the requirements for such assignment contained in Section 18.2 shall have been satisfied, including, without limitation, the consent of the Agent and the receipt by the Agent of such agreements, documents and instruments as the Agent may reasonably require; and

(iv)        in the case of Section 19.17(a) each assignee consents, at the time of such assignment, to each matter in respect of which such Affected Lender was an Affected Lender and the Borrower also requires each other Lender that is an Affected Lender by reason of Section 19.17(a) to assign the Principal Amount owing to it and its Individual Commitment Amount; or

(e)         after the single Drawdown of the Credit Facility has been funded, elect to terminate the Affected Lender's Individual Commitment Amount, in which case the Commitment Amount shall be reduced by an amount equal to the amount of any Individual Commitment Amount so cancelled (provided that prior to or concurrently with such cancellation the Affected Lender shall have received payment in full of all principal, interest, fees and other amounts through such date of cancellation (including breakage and other costs in accordance with Section 9.2)).

19.18                 Defaulting Lenders

Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)        for the purposes of any Advance requested hereunder while there is a Defaulting Lender, each Lender's Rateable Portion thereof shall be calculated based on such Lender's Individual Commitment Amount relative to the Commitment Amount reduced by the Individual Commitment Amount of the Defaulting Lender;

(b)         a Defaulting Lender, and the Individual Commitment Amount of such Defaulting Lender, shall not be included in determining whether all Lenders or the Majority Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 19.16), provided that any waiver or amendment requiring the consent of all Lenders or each affected Lender that: (i) materially and adversely affects such Defaulting Lender differently than other affected Lenders; (ii) increases the Individual Commitment Amount of such Lender; or (iii) relates to the matters set forth in Section 19.16(a) (except for the matters referred to in subsections 19.16(a)(ii) and (vi)) shall require the consent of such Defaulting Lender;

(c)         the Agent may require such Defaulting Lender to pay to the Agent for deposit into an escrow account maintained by and in the name of the Agent an amount equal to such Defaulting Lenders' maximum contingent obligations hereunder to the Agent;

(d)         the Agent may withhold any payments owing to such Defaulting Lender for set-off against such Defaulting Lender's existing or reasonably foreseeable future obligations hereunder;

(e)         for the avoidance of doubt, the Borrower shall retain and reserve their other rights and remedies respecting each Defaulting Lender;

(f)         the Borrower may replace the Defaulting Lender with another financial institution acceptable to the Agent, acting reasonably, who purchases at par the Principal Amount owing to the Defaulting Lender and such Lender's entire Individual Commitment Amount and assumes the Defaulting Lender's Individual Commitment Amount and all other obligations of the Defaulting Lender hereunder, provided that prior to or concurrently with such replacement:

(i)          subject to Sections 19.18(c) and 19.18(d), the Defaulting Lender shall have received payment in full of all principal, interest, fees and other amounts through such date of replacement and a release from any further obligations to make Advances under the Documents after the date of such replacement;

(ii)         the replacement financial institution shall remit the assignment fee required to be paid by Section 18.2 to the Agent and the amount payable by such replacement financial institution to the Defaulting Lender shall be reduced by the amount of such fee; and

(iii)         all of the requirements for such assignment contained in Section 18.2 shall have been satisfied, including, without limitation, the consent of the Agent and the receipt by the Agent of such agreements, documents and instruments as the Agent may reasonably require; and

(g)         the Borrower may elect to terminate the Defaulting Lender's Individual Commitment Amount, in which case the Commitment Amount shall be reduced by an amount equal to the amount of any Individual Commitment Amount so cancelled (provided that prior to or concurrently with such cancellation the Defaulting Lender shall have received payment in full of all principal, interest, fees and other amounts through such date of cancellation and a release from any further obligations to make Advances under the Documents after such termination).

ARTICLE 20

MISCELLANEOUS

20.1                   Notices

(a)         Unless otherwise provided in the Documents, any notice, consent, direction, approval, request, agreement, determination, demand or other communication required or permitted to be given or made thereunder, will be in writing and will be sufficiently given or made if:

(i)          left at the relevant address set forth below or in Schedule A, as applicable; or

(ii)         telecopied or sent by other means of recorded electronic communication; and

(A)         if to the Agent, addressed to the Agent at:

Royal Bank of Canada, as Agent

20 King Street West, 4th Floor

Toronto, Ontario

M5H 1C4

Attention:            Manager, Agency

Facsimile:           (416) 842-4023

Email:                  rbcmgnt@rbccm.com

(B)         if to any of Enerplus Parties, addressed to any of them at:

Enerplus Corporation

3000 Dome Tower

333 - 7th Avenue S.W.

Calgary, Alberta  T2P 2Z1

Attention:            Senior Vice President and Chief Financial Officer

Facsimile:           (403) 298-8827

Email:                  jjensonlabrie@enerplus.com

(C)        if to any Lender, addressed to such Lender at the address set forth opposite such Lender's name in Schedule A.

(iii)         The Parties each covenant to accept service of judicial proceedings arising under the Documents at its respective address set forth herein.

(iv)        Any notice or other communication given or made in accordance with this Section 20.1 will be deemed to have been received on the day of delivery if delivered as aforesaid or on the day of receipt of same by telecopy or other recorded means of electronic communication, as the case may be, provided such day is a Banking Day and that such notice is received prior to 12:00 noon local time and, if such day is not a Banking Day or if notice is received after 12:00 noon local time, on the first Banking Day thereafter.  Notices delivered through electronic communications to the extent provided in Section 20.1(b), shall be effective as provided therein.

(v)         Any notice given under any of the Documents to the Agent will be deemed to also be given to and received by the Agent in its capacity as Lender.

(b)         Electronic Communications:  Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including email and Internet or intranet websites) pursuant to procedures approved by the Agent, provided that the foregoing shall not apply to notices to any Lender if such Lender has notified the Agent that it is incapable of receiving notices by electronic communication.  The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Agent otherwise prescribes (i) notices and other communications sent to an email address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return email or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its email address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor, provided that in the case of (i) and (ii), if such notice, email or other communication is not sent within normal business hours of the recipient, such notice or other communication shall be deemed to have been sent at the opening of business on the next Banking Day for the recipient.

(c)         Change of Address, Etc.  Any Party may change its address, telecopier number or email address for notices and other communications hereunder by notice in the manner provided in this Section 20.1 to the other Parties.

(d)         Platform:

(i)          The Borrower agrees that the Agent may, but shall not be obligated to, make the Communications (as defined below) available to the Lenders by posting the Communications on Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system (the "Platform").

(ii)         The Platform is provided "as is" and "as available." The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications.  No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform.  In no event shall the Agent, its Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of the Agent and its Affiliates (collectively, the "Agent Parties") have any liability to the Borrower or its Subsidiaries, any Lender or any other Person or entity for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower's, any Subsidiary of the Borrower, or the Agent's transmission of communications through the Platform.  "Communications" means, collectively, any notice, demand, communication, information, document or other material that the Borrower or any Subsidiary of the Borrower provides to the Agent pursuant to any Document or the transactions contemplated therein which is distributed to the Agent or any Lender by means of electronic communications pursuant to this Section 20.1(d), including through the Platform.

20.2                   No Partnership, Joint Venture or Agency

Except as expressly provided for herein, the Parties agree that nothing contained in this Agreement nor the conduct of any Party will in any manner whatsoever constitute or be intended to constitute any Party as the agent or representative or fiduciary of any other Party nor constitute or be intended to constitute a partnership or joint venture among the Parties or any of them, but rather each Party will be separately responsible, liable and accountable for its own obligations under the Documents, or any conduct arising therefrom and for all claims, demands, actions and causes of action arising therefrom.  The Parties agree that no Party will have the authority or represent that it has, or hold itself out as having, the authority to act for or assume any obligation or responsibility on behalf of any other Party, save and except as may be expressly provided for in this Agreement.

20.3                   Judgment Currency

(a)        Deficiency.  If, for the purposes of obtaining judgment in any court or any other related purpose hereunder, it is necessary to convert an amount due hereunder in the currency in which it is due (the "Original Currency") into another currency (the "Second Currency"), the rate of exchange applicable will be the Spot Rate for the Original Currency with the Second Currency and includes any premium and costs of exchange payable by the purchaser in connection with such purchase.  Each Party (the "First Party") agrees that its obligation in respect of any Original Currency due from it to the another Party hereunder will, notwithstanding any judgment or payment in the Second Currency, be discharged only to the extent that on the Banking Day following the receipt of any sum so paid in the Second Currency, the other Parties may, in accordance with normal banking procedures, purchase in the Toronto, Ontario foreign exchange market the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, the First Party agrees that the deficiency will be a separate and continuing obligation of it, independent from its obligations under this Agreement, and will constitute in favour of the other Parties a cause of action which will continue in full force and effect notwithstanding any such judgment, or order to the contrary, and the First Party agrees, notwithstanding any such payment or judgment, to indemnify the other Parties against any such loss or deficiency.

(b)         Excess.  The Lenders through the Agent will pay to the Borrower the amount, if any, after netting out all amounts due by the Borrower under Section 20.3(a), which the Lenders may realize in excess of what is owed to them by virtue of the conversion of the Original Currency into the Second Currency.

20.4                   Further Assurances

The Borrower will, from time to time forthwith at the Agent's request and at the Borrower's own cost and expense, do, make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, acts, matters and things which may be reasonably required by the Agent with respect to the Credit Facility, the Enerplus Party Guarantees or any part thereof and to give effect to any provision of the Documents.

20.5                   Expenses

The Borrower will pay or reimburse the Agent and the Lenders, as applicable, for the out-of-pocket expenses, including environmental risk assessments, reasonable legal fees (on a solicitor and his own client fully indemnity basis) and disbursements, and enforcement costs, incurred by the Agent and the Lenders, as applicable, in connection with the negotiation, preparation, execution, syndication, maintenance of the Documents and the enforcement of their rights and remedies under the Documents.  The Borrower will not, however, be liable for the wages or salaries of employees of the Agent or the Lenders employed to administer the Credit Facility.

20.6                   Waiver of Laws

To the extent legally permitted, the Borrower hereby irrevocably and absolutely waives the provisions of any applicable Law which may be inconsistent at any time with, or which may delay or limit in any way, the enforcement of the Documents in accordance with their terms.

20.7                   Attornment and Waiver of Jury Trial

The Parties hereto do hereby irrevocably:

(a)         submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta for all matters arising out of or relating to the Documents or any of the transactions contemplated thereby; and

(b)         waive any right they may have to, or to apply for, trial by jury in connection with any matter, action, proceeding, claim or counterclaim arising out of or relating to the Documents or any of the transactions contemplated thereby.

20.8                   Interest on Out-of-Pocket Payments

(a)         Except as otherwise provided in this Agreement, interest will be paid by the Parties as follows:

(i)          on amounts for which any Party has actually incurred an out-of-pocket expense and for which another Party has an obligation under the Documents to reimburse such amounts to the Party incurring the expenses, interest will be payable on such amount at the Canadian Prime Rate or U.S. Base Rate, as applicable for the currency in which such amount is payable, in each case, plus the applicable margin as indicated in the table set forth in Section 4.2(d) plus 1% per annum from and including the day on which the amount was incurred to but excluding the day on which the amount is reimbursed if, commencing on the date which is 3 Banking Days following a demand for payment of the amount in accordance with the terms of the Documents, such expense has not been paid; and

(ii)         on amounts payable by one Party to another Party under the Documents where such payment is in default but the non-payment of such amount has not required an actual out-of-pocket expense by the Party to whom such payment is due, at the Canadian Prime Rate or U.S. Base Rate, as applicable for the currency in which such amount is payable, in each case, plus the applicable margin as indicated in the table set forth in Section 4.2(d) plus 1% per annum from and including the day on which the payment was due to, but excluding the day on which the payment is made whether before or after judgment, but if such payment is a reimbursement by the Lenders to the Borrower for overpayment by it to the Lenders or is in respect of an inadvertent underpayment by the Agent, the Lenders or the Borrower to another Party (based on information provided by such other Party), such interest will only be calculated from the date which is 3 Banking Days following a demand for payment by the Party entitled to it.

(b)         All interest referred to in this Section 20.8 will be simple interest calculated daily on the basis of a 365 or 366 day year, as applicable.  For the purposes of the Interest Act (Canada), the annual rates of interest to which such rates are equivalent are the rates so determined multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by 365 or 366, as applicable.

20.9                   Payments Due on Banking Day

Whenever any payment hereunder will be due on a day other than a Banking Day, or in the case of LIBOR Based Loans a LIBOR Banking Day, such payment will be made on the next succeeding

Banking Day, or LIBOR Banking Day, as applicable, and such extension of time will in such case be included in the computation of payment of interest thereunder.

20.10                 Anti-Money Laundering Legislation

(a)         The Borrower acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, and other applicable anti-money laundering, anti-terrorist financing, government sanction and "know your client" Laws, whether within Canada or elsewhere (collectively, including any guidelines or orders thereunder, "AML Legislation"), the Lenders and the Agent may be required to obtain, verify and record information regarding the Borrower, its directors, authorized signing officers, direct or indirect shareholders or unitholders or other Persons in control of the Borrower, and the transactions contemplated hereby.  The Borrower shall promptly: (i) provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, or any prospective assignee of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence; and (ii) notify the recipient of any such information of any changes thereto.

(b)         If, upon the written request of any Lender, the Agent has ascertained the identity of the Borrower or any Restricted Subsidiary or any authorized signatories of the Borrower or any Restricted Subsidiary for the purposes of applicable AML Legislation on such Lender's behalf, then the Agent:

(i)          shall be deemed to have done so as an agent for such Lender, and this Agreement shall constitute a "written agreement" in such regard between such Lender and the Agent within the meaning of applicable AML Legislation; and

(ii)         shall provide to such Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

(c)         Notwithstanding the preceding sentence, each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or any Restricted Subsidiary or any authorized signatories of the Borrower or any Restricted Subsidiary, on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any Restricted Subsidiary or any such authorized signatory in doing so.

20.11                 Whole Agreement

This Agreement and the other Documents constitute the entire agreement between the Agent and the Lenders on one hand and the Enerplus Parties on the other hand, and cancels and supersedes any other agreements, undertakings, declarations, representations and warranties, written or verbal among all such Parties in respect of the subject matter of this Agreement.

20.12                 Acknowledgement and Consent to Bail-In of Affected Financial Institutions

Notwithstanding anything to the contrary in any Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)         the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)         the effects of any Bail-In Action on any such liability, including, if applicable:

(i)          a reduction in full or in part or cancellation of any such liability;

(ii)         a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its Lender Parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Document; or

(iii)         the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

20.13                 Counterparts; Integration; Effectiveness; Electronic Execution

(a)         Counterparts; Effectiveness.  This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, and all of which when taken together shall constitute one and the same instrument. This Agreement shall become effective when it has been executed by the Agent and each of the other parties hereto and when the Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery by fax or other electronic transmission of an executed counterpart of a signature page of this Agreement and each other Document shall be effective as delivery of an original executed counterpart of this Agreement and such other Document.

(b)         Electronic Execution of Amendment and Certain Other Documents.  The words "execution," "execute", "signed," "signature," and words of like import in or related to any document to be signed in connection with this Agreement and the transactions contemplated hereby shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transaction Acts (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada.

[The remainder of this page has intentionally been left blank]

THIS AGREEMENT has been executed effective as of the date first written above.

ENERPLUS CORPORATION, as Borrower
Per:	(signed) "Shaina Morihira"
Name:	Shaina Morihira
Title:	VP Finance

Per:	(signed) "Jodi Jenson Labrie"
Name:	Jodi Jenson Labrie
Title:	Senior VP & CFO

[Signature Page – Credit Agreement – Project Ronan]

ROYAL BANK OF CANADA, as Agent
Per:	(signed) "Susan Khokher"
Name:	Susan Khokher
Title:	Manager, Agency

Per:
Name:
Title:

[Signature Page – Credit Agreement – Project Ronan]

ROYAL BANK OF CANADA, as Lender
Per:	(signed) "Mike Gaudet"
Name:	Mike Gaudet
Title:	Authorized Signatory

Per:
Name:
Title:

[Signature Page – Credit Agreement – Project Ronan]

BANK OF MONTREAL, as Lender
Per:	(signed) "Dana Fleury"
Name:	Dana Fleury
Title:	Managing Director

Per:	(signed) "Morgan Gibson"
Name:	Morgan Gibson
Title:	Vice President

[Signature Page – Credit Agreement – Project Ronan]

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
Per:	(signed) "Joelle Chatwin"
Name:	Joelle Chatwin
Title:	Managing Director

Per:	(signed) "Adam Fellows"
Name:	Adam Fellows
Title:	Executive Director

[Signature Page – Credit Agreement – Project Ronan]

THE BANK OF NOVA SCOTIA, as Lender
Per:	(signed) "Scarlett Crockatt"
Name:	Scarlett Crockatt
Title:	Director

Per:	(signed) "Conor Jefferies"
Name:	Conor Jefferies
Title:	Associate

[Signature Page – Credit Agreement – Project Ronan]

THE TORONTO-DOMINION BANK, as Lender
Per:	(signed) "Anil Nayak"
Name:	Anil Nayak
Title:	Director

Per:	(signed) "Charlene Wang"
Name:	Charlene Wang
Title:	Vice President

[Signature Page – Credit Agreement – Project Ronan]

NATIONAL BANK OF CANADA, as Lender
Per:	(signed) "Chuck Warnica"
Name:	Chuck Warnica
Title:	Authorized Signatory

Per:	(signed) "Mark Williamson"
Name:	Mark Williamson
Title:	Authorized Signatory

[Signature Page – Credit Agreement – Project Ronan]

CITIBANK, N.A., CANADIAN BRANCH, as Lender
Per:	(signed) "Jonathan Cain"
Name:	Jonathan Cain
Title:	Authorized Signatory

Per:
Name:
Title:

[Signature Page – Credit Agreement – Project Ronan]

WELLS FARGO BANK, N.A., CANADIAN BRANCH, as Lender
Per:	(signed) "Dan Lindquist"
Name:	Dan Lindquist
Title:	Managing Director

Per:
Name:
Title:

[Signature Page – Credit Agreement – Project Ronan]

ATB FINANCIAL, as Lender
Per:	(signed) "Clayton Martin"
Name:	Clayton Martin
Title:	Director

Per:	(signed) "Daniel Choi"
Name:	Daniel Choi
Title:	Associate Director

[Signature Page – Credit Agreement – Project Ronan]

Schedule A to the Enerplus Corporation Term

Credit Agreement dated February 26, 2021

LIST OF LENDERS AND COMMITMENTS

LENDER	ADDRESS FOR NOTICES	INDIVIDUAL COMMITMENT AMOUNTS (U.S.$)
Royal Bank of Canada	3900, 888 – 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: Managing Director Facsimile: (403) 292-3234	$60,000,000
Bank of Montreal	1400, 525 – 8th Avenue S.W. Calgary, Alberta T2P 1G1 Attention: Managing Director Facsimile: (403) 515-3650	$60,000,000
Canadian Imperial Bank of Commerce	9th Floor, Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta T2P 2P2 Attention: Managing Director Facsimile: (403) 221-5779	$45,000,000
The Bank of Nova Scotia	1700, 225 – 6th Avenue S.W. Calgary, Alberta T2P 1N2 Attention: Managing Director Facsimile: (403) 221-6497	$45,000,000
The Toronto-Dominion Bank	Suite 3600, 421 – 7th Avenue S.W. Calgary, Alberta T2P 4K9 Attention: Vice President and Director Facsimile: (403) 292-2772	$45,000,000
National Bank of Canada	1800, 311 – 6th Avenue S.W. Calgary, Alberta T2P 3H2 Attention: Director, Energy Group Facsimile: (403) 298-3078 Email: EGAdmin@nbc.ca (if possible, we would prefer not to receive faxes)	$45,000,000
Citibank, N.A., Canadian Branch	4000, 525 - 8th Avenue S.W. Calgary, Alberta T2P 1G1 Attention: Assistant Vice President Facsimile: (403) 398-1692	$35,000,000

Wells Fargo Bank, N.A., Canadian Branch	2711, 308 – 4th Avenue S.W. Calgary, Alberta T2P 0H7 Attention: Portfolio Manager Facsimile: (403) 776-8700	$35,000,000
ATB Financial	600, 585 – 8th Avenue S.W. Calgary, Alberta T2P 1G1 Attention: Manager, Energy and Commercial Banking Facsimile: (403) 974-5776	$30,000,000
COMMITMENT AMOUNT:		$400,000,000

Schedule B to the Enerplus Corporation Term

Credit Agreement dated February 26, 2021

FORM OF NOTICE OF BORROWING

TO:	ROYAL BANK OF CANADA, as Agent 20 King Street West, 4th Floor Toronto, Ontario M5H 1C4 Attention: Manager, Agency Facsimile: (416) 842-4023 Email: rbcmgnt@rbccm.com
RE:

ENERPLUS CORPORATION – Term Credit Agreement made as of February 26, 2021 among Enerplus Corporation, Royal Bank of Canada and the other Lenders, and Royal Bank of Canada as Agent for the Lenders (as amended from time to time, the "Credit Agreement")

1.          THE DRAWDOWN DATE IS THE ________ DAY OF __________________, 2021.

Pursuant to Section 6.2 of the Credit Agreement, the undersigned hereby irrevocably requests that the following Advances be made available:

TYPE OF ADVANCE	PRINCIPAL AMOUNT (US$)	TERM
U.S. Base Rate Loan		N/A
LIBOR Based Loan

2.          No Default or Event of Default has occurred, is continuing and no Default or Event of Default will occur as a result of the Advances requested herein.

3.          Subject to Section 11.2 of the Credit Agreement, each of the representations and warranties set out in Article 11 of the Credit Agreement is true and correct as of the date hereof.

4.          Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

DATED this ______ day of _____________, 2021 at Calgary, Alberta.

ENERPLUS CORPORATION
Per:
Name:
Title:

Schedule C to the Enerplus Corporation Term

Credit Agreement dated February 26, 2021

FORM OF NOTICE OF ROLLOVER, NOTICE OF CONVERSION OR NOTICE OF REPAYMENT

TO:	ROYAL BANK OF CANADA, as Agent 20 King Street West, 4th Floor Toronto, Ontario M5H 1C4 Attention: Manager, Agency Facsimile: (416) 842-4023 Email: rbcmgnt@rbccm.com
RE:

Term Credit Agreement dated February 26, 2021 among Enerplus Corporation, as borrower (the "Borrower"), those financial institutions which are or hereafter become lenders thereunder (collectively, the "Lenders") and Royal Bank of Canada as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "Agent") (as amended from time to time, the "Credit Agreement")

1.          Pursuant to Section 6.4 of the Credit Agreement, the undersigned hereby irrevocably notifies the Agent that it will be:

(a)         rolling over part or all of the Advance described as:

Type of Advance:

*Principal Amount:

Date of Maturity:

into the same Advance:

Date of Maturity:

*if only part of maturing Advance is rolled over, please indicate.

or;

(b)         converting part or all of the Advance described as:

Type of Advance:

*Principal Amount:

Date of Maturity:

into an Advance described as:

*if only part of maturing Advance is rolled over, please indicate.

Type of Advance:

*Principal Amount:

Date of Maturity:

(c)         repaying part or all of the Advance described as:

Type of Advance:

Principal Amount:

Date of Maturity:

effective the _______ day of __________________________, 20___.

2.          No Default or Event of Default has occurred and is continuing.

3.          Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

DATED this _____ day of _________________, 20___ at Calgary, Alberta time.

ENERPLUS CORPORATION
Per:
Name:
Title:

Schedule D to the Enerplus Corporation Term

Credit Agreement dated February 26, 2021

FORM OF ASSIGNMENT

TO:	ROYAL BANK OF CANADA, as Agent 20 King Street West, 4th Floor Toronto, Ontario M5H 1C4 Attention: Manager, Agency Facsimile: (416) 842-4023 Email: rbcmgnt@rbccm.com
TO:	The Lenders
AND TO:	ENERPLUS CORPORATION
RE:

Term Credit Agreement dated February 26, 2021 among Enerplus Corporation, as borrower (the "Borrower"), those financial institutions which are or hereafter become lenders thereunder (collectively, the "Lenders") and Royal Bank of Canada as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "Agent") (as amended from time to time, the "Credit Agreement")

DATE:	[•] (the "Effective Date")

Unless otherwise indicated, terms defined in the Credit Agreement have the same meanings when used herein.

1.          [Name of assignee lender] (the "Assignee") acknowledges that its proper officers have received and reviewed a copy of the Credit Agreement and the other Documents and further acknowledges the provisions of the Credit Agreement and the other Documents.

2.          The Assignee desires to become a Lender under the Credit Agreement.  Effective on the Effective Date, [Name of assigning lender] (the "Assignor") has agreed to and does hereby sell, assign and transfer to the Assignee, and the Assignee hereby irrevocably purchases and assumes, an interest in the Credit Facility, the Assignee assumes the obligations of the Assignor in respect of the Assignor's Individual Commitment Amount to the extent of U.S. $[•] of such commitment (the "Assigned Commitment"), and a share of the rights of the Assignor as a Lender under the Credit Agreement to the extent of the Assigned Commitment, including without limitation, a share (the "Pro Rata Share") of the rights of the Assignor with respect to the Aggregate Principal Amount owing to the Assignor under the Credit Facility equal to the proportion that the amount of the Assigned Commitment bears to U.S. $[•] (being the amount of the Individual Commitment Amount of the Assignor on the Effective Date prior to the assignment and transfer under this Assignment) (the Assigned Commitment and such Pro Rata Share are referred to herein as the "Assigned Interest"); and, accordingly, the Assignee has agreed to execute this Assignment and deliver an original of it to the Agent.

3.          The Assignee, by its execution and delivery of this Assignment, agrees that from and after the date hereof it will be a Lender under the Credit Agreement to the extent of the Assigned Commitment and the Pro Rata Share and agrees to be bound by and to perform, where required, all of the terms, conditions and covenants of the Credit Agreement and the other Documents applicable to a Lender; but its liability to make Advances will be limited to its share of such Advances based upon its

Individual Commitment Amount identified in paragraph 4 below, subject to the provisions of the Credit Agreement.

4.          The Assignee confirms that its Individual Commitment Amount under the Credit Agreement will be as follows:

[State amount in U.S. Dollars.]

5.          The Assignee agrees to assume all liabilities and obligations of the Assignor as a Lender under the Credit Agreement and the other Documents to the extent of the Assigned Interest as provided for herein and the Assignor is hereby released and discharged from such obligations and liabilities to the same extent but only in respect of such obligations and liabilities arising from and after the Effective Date.

6.          The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Documents, (iii) the financial condition of any of the Enerplus Parties or any other Person obligated in respect of any Document or (iv) the performance or observance by any of the Enerplus Parties or any other Person of any of their respective obligations under any Document.

7.          The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it has received a copy of the Credit Agreement, copies of the most recent financial statements of the Borrower delivered pursuant to the Credit Agreement and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Agent or any other Lender; and (b) agrees that (i) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, and (ii) it will, independently and without reliance on the Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Documents, and (iii) it will perform in accordance with their terms all of the obligations which by the terms of the Documents are required to be performed by it as a Lender.

8.          From and after the Effective Date, the Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

9.          Notices will be given to the Assignee in the manner provided for in the Credit Agreement at the following address:

[•]

Attention:            [•]

Telecopier:         [•]

10.        This Assignment shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment. This Assignment shall be governed by, and construed in accordance with, the Laws in force in the Province of Alberta from time to time.

DATED this ______ day of _____________, 20___.

[Name of Assignee]
Per:
Name:	[·]
Title	[·]

* * *

The Assignor hereby acknowledges the above Assignment and agrees that its Individual Commitment Amount is reduced by an amount equal to the Individual Commitment Amount assigned to the assignee hereby.

DATED this ______ day of _____________, 20___.

[Name of Assignee]
Per:
Name:	[·]
Title	[·]

Consented to and acknowledged this ____ day of _____________, 20___ by:

ROYAL BANK OF CANADA, as Agent
Per:
Name:	•
Title:

[If No Event of Default] ENERPLUS CORPORATION
Per:
Name:	•
Title:

Schedule E to the Enerplus Corporation Term

Credit Agreement dated February 26, 2021

LIST OF SUBSIDIARIES AS OF CLOSING DATE

Legal Name	Jurisdiction of Organization	Location of Chief Executive Office	Shareholder/Unitholder	Designation
3104613 Nova Scotia Limited	Nova Scotia	Alberta	100% owned by the Borrower	Material Restricted Subsidiary
Enerplus Resources U.S. Inc.	Delaware	Colorado	100% owned by 3104613 Nova Scotia Limited	Material Restricted Subsidiary
Enerplus Resources (USA) Corporation	Delaware	Colorado	100% owned by Enerplus Resources U.S. Inc.	Material Restricted Subsidiary
Enerplus Group Financing LLC*	Hungary	Alberta	100% owned by the Borrower	Material Restricted Subsidiary
Enerplus Energy Ltd.	Alberta	Alberta	100% owned by the Borrower	Restricted Subsidiary
Enerplus USA 2006 Acquisition Inc.	Delaware	Colorado	100% owned by Enerplus Resources U.S. Inc.	Restricted Subsidiary

* Not required to be party to the Guarantee Agreement

Schedule F to the Enerplus Corporation Term

Credit Agreement dated February 26, 2021

COMPLIANCE CERTIFICATE

TO:	ROYAL BANK OF CANADA, as Agent 20 King Street West, 4th Floor Toronto, Ontario M5H 1C4 Attention: Manager, Agency Facsimile: (416) 842-4023 Email: rbcmgnt@rbccm.com
RE:

Term Credit Agreement dated February 26, 2021 among Enerplus Corporation, as borrower (the "Borrower"), those financial institutions which are or hereafter become lenders thereunder (collectively, the "Lenders") and Royal Bank of Canada as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "Agent") (as amended from time to time, the "Credit Agreement")

This Compliance Certificate is delivered pursuant to Section 12.1(g) of the Credit Agreement.

I, ______________________________, am the duly appointed [insert title of officer] of the Borrower and hereby certify in such capacity for and on behalf of the Enerplus Parties, and not in my personal capacity and without assuming any personal liability whatsoever, after making due inquiry:

1.          This Compliance Certificate applies to the fiscal [quarter/year] of the Borrower ending _______________, _____ (the "Calculation Date");

2.          I am familiar with and have examined the provisions of the Credit Agreement and I have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower and each of the other Enerplus Parties as I have deemed necessary for purposes of this Compliance Certificate;

3.          No Default or Event of Default has occurred and is continuing except those Defaults or Events of Default that have been expressly disclosed, in writing, to and waived by, in writing, the Lenders in accordance with the terms of the Credit Agreement;

4.          There have been no changes to Schedule E of the Credit Agreement [except as follows:]

[describe changes, if any and provide revised Schedule E]

5.          There are no Material Restricted Subsidiaries that are not party to a Guarantee Agreement or that have not provided a Guarantee Agreement to the Agent in accordance with Section 12.1(t) of the Credit Agreement.

6.          The Borrower and the Restricted Subsidiaries own not less than 85% of Consolidated Tangible Assets.

7.          The Consolidated Senior Debt to EBITDA Ratio of the Borrower as of the Calculation Date is _____________ :1.00, as calculated and presented on Exhibit "1" attached hereto;

8.          The Consolidated Senior Net Debt to EBITDA Ratio of the Borrower as of the Calculation Date is _____________ :1.00, as calculated and presented on Exhibit "2" attached hereto;

9.          The Consolidated Total Debt to EBITDA Ratio of the Borrower as of the Calculation Date is ____________ :1.00, as calculated and presented on Exhibit "3" attached hereto;

10.        The Consolidated Senior Debt to Capitalization of the Borrower as of the Calculation Date is ____________ % as calculated and presented on Exhibit "4" attached hereto;

11.        The Consolidated Tangible Assets of the Borrower as at the Calculation Date are $____________, as calculated and presented on Exhibit "5" attached hereto;

Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

Dated at Calgary, Alberta this _______ day of ______________________, 20___.

ENERPLUS CORPORATION
Per:
Name:
Title:

EXHIBIT 1

CONSOLIDATED SENIOR DEBT TO

EBITDA RATIO OF THE BORROWER CALCULATION

EXHIBIT 2

CONSOLIDATED SENIOR NET DEBT TO

EBITDA RATIO OF THE BORROWER CALCULATION

EXHIBIT 3

CONSOLIDATED TOTAL DEBT TO

EBITDA RATIO OF THE BORROWER CALCULATION

EXHIBIT 4

CONSOLIDATED SENIOR DEBT TO

CAPITALIZATION RATIO OF THE BORROWER CALCULATION

EXHIBIT 5

CONSOLIDATED TANGIBLE ASSETS OF THE BORROWER CALCULATION

Schedule G to the Enerplus Corporation Term

Credit Agreement dated February 26, 2021

FORM OF DESIGNATION OF ENERPLUS PARTIES

TO:	ROYAL BANK OF CANADA, as Agent 20 King Street West, 4th Floor Toronto, Ontario M5H 1C4 Attention: Manager, Agency Facsimile: (416) 842-4023 Email: rbcmgnt@rbccm.com
RE:

Term Credit Agreement dated February 26, 2021 among Enerplus Corporation, as borrower (the "Borrower"), those financial institutions which are or hereafter become lenders thereunder (collectively, the "Lenders") and Royal Bank of Canada as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "Agent") (as amended from time to time, the "Credit Agreement")

1.          Capitalized terms in this Certificate shall have the meanings set out in the Credit Agreement.

2.          [Pursuant to Section 13.1(a) of the Credit Agreement, the Borrower hereby designates [Name of Subsidiary] (currently a Non-Restricted Subsidiary) as a Restricted Subsidiary under and for the purposes of the Credit Agreement and the other Documents.

-or-

Pursuant to Section 13.1(a) of the Credit Agreement, the Borrower hereby designates [Name of Subsidiary] (currently a Restricted Subsidiary) as a Non-Restricted Subsidiary under and for the purposes of the Credit Agreement and the other Documents.]

3.          No Default or Event of Default has occurred and is continuing unless the exercise of the Borrower's discretion under paragraph 2 above would cause such Default or Event of Default to be cured and no Default or Event of Default would result from or exist immediately after such a designation.

4.          The Borrower is entitled pursuant to the terms of the Credit Agreement to make the designation referenced in this Certificate.

5.          The Restricted Subsidiaries under and for the purposes of the Credit Agreement and the Documents as of the date hereof are as set forth in Exhibit A to this Certificate.

DATED this _____ day of ___________________, 20___ at Calgary, Alberta.

ENERPLUS CORPORATION
Per:
Name:
Title:

Per:
Name:
Title:

EXHIBIT A

TO DESIGNATION OF Enerplus PARTIES CERTIFICATE

Material Restricted Subsidiary(ies)

[⚫]

Restricted Subsidiary(ies)

[⚫]

Non-Restricted Subsidiary(ies)

[⚫]

Schedule H to the Enerplus Corporation Term

Credit Agreement dated February 26, 2021

FORM OF GUARANTEE AGREEMENT

GUARANTEE AGREEMENT

This Guarantee is made as of [⚫].

TO:        Royal Bank of Canada, in its capacity as Administrative Agent (as hereinafter defined)

For valuable consideration, receipt whereof is hereby acknowledged, [⚫] (the "Guarantor") hereby irrevocably, absolutely and unconditionally:

(a)         guarantees to the Administrative Agent for and on behalf of itself and the Lenders (as hereinafter defined) the full, prompt and punctual payment and performance of the Obligations (as hereinafter defined) on demand, subject to Section 11; and

(b)         indemnifies and saves harmless the Administrative Agent and the Lenders (as hereinafter defined) from and against any and all losses, damages, costs, expenses or liabilities suffered or incurred by the Administrative Agent or any Lender (as hereinafter defined) resulting or arising from or relating to any failure of any Other Loan Party to pay in full or fully perform the Obligations as and when due, provided that the amount of such indemnification shall not exceed the amount of such Obligations together with any and all other amounts due and owing hereunder from time to time.

And the Guarantor agrees with the Administrative Agent and the Lenders as follows:

1.          Definitions.  In this Guarantee, including any preamble and recitals and the guarantee provision set forth above, unless there is something in the subject matter or context inconsistent therewith, the following terms and expressions (including the singular and plural form and derivatives thereof) shall have the following meanings:

(a)         "Administrative Agent" means Royal Bank of Canada, in its capacity as administrative agent for the Lenders, and any successor thereof appointed pursuant to the Credit Agreement;

(b)         "Borrower" means Enerplus Corporation and its successor and permitted assigns;

(c)         "Credit Agreement" means the term credit agreement dated February 26, 2021 between the Borrower and the financial institutions which are or may become party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent for such lenders, providing for, inter alia, a term credit facility, as such credit agreement may be amended, amended and restated, modified, replaced, restated or supplemented from time to time;

(d)         "Documents" shall have the meaning ascribed thereto from time to time in the Credit Agreement, in each case as the same may be amended, amended and restated, modified, replaced or supplemented from time to time;

(e)         "Guarantee" means this Guarantee Agreement, as the same may be amended, amended and restated, modified, supplemented, replaced or restated from time to time;

(f)          "Lenders" has the meaning assigned to that term under the Credit Agreement and for the purposes of this Guarantee;

(g)         "Obligations" means all obligations, indebtedness and liabilities of the Other Loan Parties, or any of them, to the Administrative Agent and the Lenders, or any of them, arising out of or contemplated by the Credit Agreement and any other Document, and whether present or future, direct or indirect, absolute or contingent, matured or not, extended or renewed, wheresoever and howsoever incurred, and any ultimate unpaid balance thereof, including all future advances and re-advances, and whether the same is from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and whether such Other Loan Parties or any of them be bound alone or with others and whether as principal or surety; and

(h)         "Other Loan Parties" means collectively, the Borrower and each Restricted Subsidiary from time to time other than the Guarantor and "Other Loan Party" means any of them.

Capitalized terms which are not otherwise defined herein shall have the meanings assigned to them under the Credit Agreement.

2.          Acknowledgment of Administrative Agent Capacity.  This Guarantee is granted to the Administrative Agent in its capacity as agent for the Lenders.  All of the covenants, representations, warranties, rights, benefits and protections made or given in favour of the Administrative Agent hereunder are acknowledged to be for the joint and several benefit of the Administrative Agent and each of the Lenders from time to time.

3.          Evidence of Accounts.  Any account settled or stated between the Administrative Agent or any Lender, on the one hand, and any Other Loan Party, on the other hand, shall be accepted by the Guarantor as prima facie evidence that the amount thereby appearing due by such Other Loan Party is so due.

4.          Waiver of Defences.  The liability of the Guarantor under this Guarantee shall be irrevocable, unconditional and absolute, and, without limiting the generality of the foregoing, the obligations of the Guarantor shall not be released, discharged, limited or otherwise affected by, and the Guarantor hereby waives as against the Administrative Agent for and on behalf of the Lenders to the fullest extent permitted by applicable Law, any defence relating to:

(a)         any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Obligation or otherwise unless such extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release shall specifically release the Guarantor from its indebtedness, obligations or liabilities hereunder or any part thereof or is a payment of all the Obligations in full;

(b)         any modification or amendment of or supplement to the Obligations, including any increase or decrease in the principal, the rates of interest or other amounts payable in respect thereof;

(c)         any defence based upon any incapacity, disability or lack or limitation of status or power of any Other Loan Party, the Guarantor or any other Person or of the directors, officers, employees, partners or agents thereof, or that any Other Loan Party, the Guarantor or any other Person may not be a legal entity, or any irregularity, defect or informality in the borrowing or obtaining of moneys or credits in respect of the Obligations;

(d)         any change in the existence, structure, constitution, name, control or ownership of any Other Loan Party, the Guarantor or any other Person;

(e)         any insolvency, bankruptcy, amalgamation, merger, reorganization, arrangement or other similar proceeding affecting any Other Loan Party, the Guarantor or any other Person or the assets of any Other Loan Party, the Guarantor or any other Person;

(f)          any change in the shareholdings or membership of the Guarantor through the retirement of one or more partners or the introduction of one or more partners or otherwise;

(g)         the existence of any claim, set-off or other rights which the Guarantor may have at any time against any Other Loan Party, any of the Lenders, the Administrative Agent or any other Person, whether in connection with the Obligations or any unrelated transactions;

(h)         any release or non-perfection or any invalidity, illegality or unenforceability relating to or against any Other Loan Party, the Guarantor or any other Person, whether relating to any instrument evidencing the Obligations or any other agreement or instrument relating thereto or any part thereof or any provision of applicable Law purporting to prohibit the payment by any Other Loan Party, the Guarantor or any other Person of any of the Obligations;

(i)          any limitation, postponement, prohibition, subordination or other restriction on the rights of the Administrative Agent or any Lender to payment of the Obligations or to take any steps in respect thereof, including any stay of proceedings against any Other Loan Party or any direct or indirect guarantor of the Obligations;

(j)          any release, substitution or addition of any co-signer, endorser, other guarantor or any other Person in respect of the Obligations;

(k)         any defence arising by reason of any failure of the Administrative Agent or any Lender to make any presentment, demand for performance, notice of non-performance, protest, and any other notice, including notice of:

(i)          acceptance of this Guarantee;

(ii)         partial payment or non-payment of all or any part of the Obligations; and

(iii)         the existence, creation, or incurring of new or additional Obligations;

(l)          any defence arising by reason of any failure of the Administrative Agent or any Lender to proceed against any Other Loan Party or any other Person, to proceed against, apply or exhaust any security held from any Other Loan Party, the Guarantor or any other Person for the Obligations, or to proceed against or to pursue any other remedy in the power of the Administrative Agent or any Lender whatsoever;

(m)        the benefit of any Law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor's obligation in proportion to the principal obligations;

(n)         any defence arising by reason of any incapacity, lack of authority, or other defence of any Other Loan Party, the Guarantor or any other Person, or by reason of the cessation from any cause whatsoever of the liability of any Other Loan Party, the Guarantor or any other Person with respect to all or any part of the Obligations, or by reason of any act or omission of the Administrative Agent, any Lender or others which directly or indirectly results in the discharge or release of any Other Loan Party, the Guarantor or all or any part of the Obligations or any security, or guarantee therefor, whether by operation of law or otherwise;

(o)         any defence arising by reason of any failure by the Administrative Agent or any Lender to obtain, perfect or maintain a perfected (or any) Security Interest upon any property of any Other Loan Party, the Guarantor or any other Person or by reason of any interest of the Administrative Agent or any Lender in any property, whether as owner thereof or the holder of a Security Interest therein or lien or encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by the Administrative Agent or any Lender of any right to recourse or collateral;

(p)         any defence arising by reason of the failure of the Administrative Agent or any Lender to marshal any assets;

(q)         any defence based upon any failure of the Administrative Agent to give to any Other Loan Party, the Guarantor or any other Person notice of any sale or other disposition of any property securing any or all of the Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of the Administrative Agent or any Lender to comply with any provision of applicable Law in enforcing any Security Interest upon any such property, including any failure by the Administrative Agent or any Lender to dispose of any such property in a commercially reasonable manner;

(r)          any dealing whatsoever with any Other Loan Party, the Guarantor or other Person or any security, whether negligently or not, or any failure to do so;

(s)         any extinguishment of all or any of the Obligations for any reason whatsoever (other than the actual satisfaction thereof); or

(t)          any other Law, event or circumstance which might otherwise constitute a defence available to, or a discharge of the Guarantor, any other act or omission to act or delay of any kind by any Other Loan Party, the Administrative Agent, any Lender, the Guarantor or any other Person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this Section 4, constitute a legal or equitable discharge, limitation or reduction of the obligations of the Guarantor hereunder (other than the payment or satisfaction in full of all of the Obligations).

The foregoing provisions apply (and the foregoing waivers shall be effective) even if the effect is to destroy or diminish the Guarantor's subrogation rights, the Guarantor's right to proceed against any Other Loan Party for reimbursement, the Guarantor's right to recover contribution from any other guarantor or any other right or remedy.

5.          Indemnity.  The Guarantor shall be liable for and shall indemnify and save the Administrative Agent and the Lenders harmless from and against any losses which may arise by virtue of any of the Obligations or any agreement related thereto being or becoming for any reason whatsoever in whole or in part (a) void, voidable, ultra vires, illegal, invalid, ineffective or otherwise unenforceable in accordance with its terms, or (b) released or discharged by operation of law other than by reason of a release by the Administrative Agent and the Lenders (collectively an "Indemnifiable Circumstance").  For greater certainty, these losses shall include the amount of all obligations which would have been payable by the Other Loan Party but for the existence of an Indemnifiable Circumstance.  The Guarantor shall also be liable for and shall indemnify and save the Administrative Agent and the Lenders harmless from and against any and all liabilities, costs and expenses (including reasonably legal fees and expenses on a solicitor and his own client full indemnity basis) (x) incurred by the Administrative Agent or any Lender in the preparation, registration, administration or enforcement of this Guarantee, (y) with respect to or resulting from any failure or delay by the Guarantor in performing or observing any of its obligations under this Guarantee, and (z) incurred by the Administrative Agent or any Lender in performing or observing any of the other covenants of the Guarantor under this Guarantee.

6.          No Waiver.  No delay on the part of the Administrative Agent or any Lender in exercising any of its options, powers or rights, or partial or single exercise thereof, shall constitute a waiver thereof.  No amendment to this Guarantee or waiver of any of the rights of the Administrative Agent or any Lender hereunder shall be deemed to be made by the Administrative Agent or any Lender unless the same shall be in writing, duly signed on behalf of the Administrative Agent and each such waiver, if any, shall apply only with respect to the specific instance involved and for the specific purpose for which given, and shall in no way impair the rights or liabilities of the Administrative Agent or the Guarantor hereunder in any other respect at any other time.

7.          Deemed Existence.  If at any time, all or any part of any payment previously applied by the Administrative Agent or any Lender to any Obligation is or must be rescinded or returned by the Administrative Agent or any Lender for any reason whatsoever (including the insolvency, bankruptcy, or reorganization of the Guarantor or any Other Loan Party) such Obligation shall, for the purpose of this Guarantee, to the extent that such payment is rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Administrative Agent or any Lender, and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Obligation, all as though such application by the Administrative Agent or any Lender had not been made.

8.          Postponement.  All indebtedness and liability, present and future, of the Other Loan Parties to the Guarantor is hereby postponed to the Obligations.  All payments received by the Guarantor from any Other Loan Party in respect of such indebtedness and liability subsequent to the occurrence of an Event of Default which is continuing shall be received by the Guarantor in trust for the Administrative Agent for itself and the rateable benefit of the Lenders and the other senior creditors of the Other Loan Parties to whom the Guarantor has postponed such indebtedness and liability to the obligations owed to such other senior creditor on similar terms to the postponement in this Section 8 (the "Other Senior Creditors") and shall, subject to all applicable Laws relating to bankruptcy, insolvency or other Laws affecting creditors' rights generally, to the extent of its legal entitlement to do so, be paid over to the Administrative Agent and the Other Senior Creditors on a pro rata basis forthwith upon receipt thereof by the Guarantor and the portion thereof received by the Administrative Agent shall be applied against the Obligations as provided for in the Credit Agreement.  In case of liquidation, winding-up or bankruptcy of any Other Loan Party (whether voluntary or involuntary) or any composition with creditors or scheme of arrangement, the Administrative Agent and the Lenders will have the right to rank for their full claims and receive all dividends or other payments in respect thereof in priority to the Guarantor until the claims of the Administrative Agent and the Lenders have been irrevocably and unconditionally paid in full and the Guarantor will continue to be liable hereunder for any balance which may be owing to the Administrative Agent or the Lenders by the Other Loan Parties.  In the event of the valuation by the Administrative Agent of any of its security and/or the retention thereof by the Administrative Agent, such valuation and/or retention will not, as between the Administrative Agent and the Lenders and the Guarantor, be considered as a purchase of such security, or as payment or satisfaction of the Obligations or any part thereof.  The foregoing provisions of this Section 8 will not in any way limit or lessen the liability of the Guarantor under any other section of this Guarantee.

9.          Other Securities.  This Guarantee is in addition to and not in substitution for any other guarantee or any other securities by whomsoever given at any time held by the Administrative Agent or any Lender for any present or future Obligations and the Administrative Agent or any Lender shall at all times have the right to proceed against or realize upon all or any portion of any other guarantees or securities or any other money or assets to which it may become entitled or have a claim in such order and in such manner as it in its sole and unfettered discretion may deem fit.

10.        Continuing Guarantee.  This Guarantee is a continuing guarantee and:  (a) shall remain in full force and effect in accordance with its terms until payment in full of all amounts payable under this Guarantee and termination of the Lenders' commitments and obligations under and pursuant to the Documents; and (b) shall enure to the benefit of the Administrative Agent, each Lender and their respective successors and assigns, and shall be binding upon the Guarantor, its successors and permitted assigns.

11.        Enforcement of Guarantee.  The obligations of the Guarantor under this Guarantee shall be enforceable by the Administrative Agent upon demand by the Administrative Agent for payment of the Obligations in accordance with the terms hereof without the necessity of any action or recourse whatsoever against any Other Loan Party, any security or any other guarantor.  The remedies provided in this Guarantee are cumulative and not exclusive of any remedies provided by applicable Law, the Documents or otherwise.  The Administrative Agent shall be entitled to make demand upon the Guarantor at any time during the continuance of an Event of Default and upon any such demand the Administrative Agent and the Lenders may treat all Obligations as due and payable and may forthwith collect from the Guarantor all Obligations.  The Guarantor shall make payment to or performance in favour of the Administrative Agent of all Obligations forthwith after demand therefor is made upon the Guarantor by the Administrative Agent as aforesaid.

12.        Subrogation.  This Guarantee shall not be considered as wholly or partially satisfied by the payment or liquidation at any time or times of any sum or sums of money for the time being due or remaining unpaid to the Administrative Agent or any Lender, and all dividends, compensations, proceeds of security valued and payments received by the Administrative Agent or any Lender from any Other Loan Party, the Guarantor or from others or from any estate shall be regarded for all purposes as payments in gross without right on the part of any Guarantor to claim in reduction of the liability under this Guarantee the benefit of any such dividends, compositions, proceeds or payments or any securities held by the Administrative Agent or any Lender or proceeds thereof, and the Guarantor shall have no right to be subrogated in any rights of the Administrative Agent until the Administrative Agent shall have received full, final and indefeasible payment and performance of the Obligations and the Lenders have no further obligation to extend credit or advance monies to or for the benefit of any Other Loan Party.

13.        Foreign Currency Obligations.  The Guarantor will make payment relative to each Obligation in the currency (the "Original Currency") in which the Other Loan Party is required to pay such Obligation.  If the Guarantor makes payment relative to any Obligation to the Administrative Agent or a Lender in a currency (the "Other Currency") other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment will constitute a discharge of the liability of the Guarantor hereunder in respect of such Obligation only to the extent of the amount of the Original Currency which the Administrative Agent or such Lender is able to purchase at Calgary, Alberta with the amount it receives on the date of receipt.  If the amount of the Original Currency which the Administrative Agent or such Lender is able to purchase is less than the amount of such currency originally due to it in respect of the relevant Obligation, the Guarantor will indemnify and save the Administrative Agent and the Lenders harmless from and against any loss or damage arising as a result of such deficiency.  This indemnity will constitute an obligation separate and independent from the other obligations contained in this Guarantee, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Administrative Agent or any Lender and will continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order.

14.        Guarantee of Payment and Performance.  This Guarantee is a guarantee of payment and performance and not of collection and is in addition and without prejudice to any securities of any kind now or hereafter held by the Administrative Agent or any Lender.

15.        Costs.  The Guarantor shall pay to the Administrative Agent all out-of-pocket costs and expenses, including all reasonable legal fees (on a solicitor and his own client basis) and other expenses incurred by the Administrative Agent and any of the Lenders from time to time in the enforcement, realization and collection of or in respect of this Guarantee, and the term "Obligations" herein shall include all such costs and expenses.  All of these amounts shall be payable by the Guarantor on demand, shall bear interest at a rate per annum equal to the Canadian Prime Rate per annum, calculated from the date incurred by the Administrative Agent to the date paid by the Guarantor, compounded monthly on the last day of each month, both before and after default, maturity and judgment.

16.        Payment.  All payments hereunder with respect to any Obligations shall be made to the Administrative Agent on behalf of the Lenders at the Administrative Agent's office at [20 King Street West, 4th Floor, Toronto, Ontario M5H 1C4] or at such other office of the Administrative Agent as the Administrative Agent shall designate from time to time by notice in writing to the Guarantor.

17.        Payment on Stay.  If:  (a) any Other Loan Party is prevented from making payment of any of the Obligations when it would otherwise be required to do so; or (b) the Administrative Agent is prevented from demanding payment of the Obligations because of a stay or other judicial proceeding or any other legal impediment, all Obligations or other amounts otherwise subject to demand, acceleration or payment shall be payable by the Guarantor as provided for hereunder.

18.        Waiver of Notice.  The Guarantor waives all notices which may be required by any statute, rule of law, contract or otherwise to preserve any rights to the Administrative Agent or any Lender against the Guarantor.

19.        Taxes.  Any and all payments by the Guarantor hereunder shall be made free and clear of and without deduction for any and all present and future taxes, liens, imposts, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto and any interest, additions to tax and penalties imposed with respect thereto, but excluding, with respect to the Administrative Agent or any Lender, taxes imposed on its income or capital and franchise taxes imposed on it by any taxation authority (hereinafter referred to as "Taxes").  If the Guarantor shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to the Administrative Agent or any Lender:

(a)         the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 19) the Administrative Agent or such Lender receives an amount equal to the sum it would have received had no such deductions been made; and

(b)         the Guarantor shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable Law.

20.        Covenants.  The Guarantor acknowledges receipt of a copy of the Credit Agreement and the other Documents and understands the Obligations of the Other Loan Parties thereunder.  The Guarantor consents and agrees to be bound by any provision in the Credit Agreement which relates to the Guarantor.  In addition, the Guarantor covenants and agrees that it shall perform each and every term, covenant, condition and agreement which the Borrower has covenanted in the Credit Agreement to cause the Guarantor to perform, and the Guarantor will comply with each and every term, covenant, condition and agreement which the Borrower has covenanted under the Credit Agreement to cause the Guarantor to comply with, when and as provided for by the terms of the Credit Agreement and the Guarantor will not do anything which would result in a breach of the Credit Agreement.

The Guarantor confirms and makes and repeats on its own behalf in favour of the Administrative Agent and the Lenders each of the representations and warranties set forth in the Credit Agreement to the extent such representations and warranties relate to the Guarantor or any matter in respect thereof, and shall be deemed to make, repeat and re-affirm each such representation and warranty on each date on which such representations and warranties are made or deemed to be made or re-made by the Borrower under the Credit Agreement, all to the same extent as if the Guarantor was a party to the Credit Agreement, and all as though such representations and warranties were set out at length herein.

21.        Governing Law.  This Guarantee shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

22.        Severability.  If any provision or paragraph of this Guarantee shall be invalid, illegal or unenforceable in any respect or in any jurisdiction, it shall not affect the validity, legality or enforceability of such provision or paragraph in any other jurisdiction or the validity, legality or enforceability of any other provision of this Guarantee.

23.        Notices.  Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery or by transmittal by telex, telecopy, rapifax or other electronic means of communication addressed to the respective parties as follows:

the Guarantor at:

3000 Dome Tower

333 – 7th Avenue S.W.

Calgary, AB  T2P 2Z1

Attention:            Senior Vice President and Chief Financial Officer

Facsimile:           (403) 298-2211

the Administrative Agent at:

Royal Bank Canada, as Agent

20 King Street West, 4th Floor

Toronto, Ontario

M5H 1C4

Attention:            Manager, Agency

Facsimile:           (416) 842-4023

Email:                  rbcmgnt@rbccm.com

or to such other address or telex number, telecopy number or rapifax number as any party may from time to time notify the others in accordance with this Section 23.  Any demand, notice or communication made or given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof, or, if made or given by telex or other electronic means of communication, on the first Banking Day following the transmittal thereof.

24.        Acknowledgment.  The Guarantor confirms that its obligations under this Guarantee are not subject to any promise or condition affecting or limiting its liability, and no statement, representation, collateral agreement or promise by the Administrative Agent or any Lender or by any officer, employee or agent of it, forms any part of this Guarantee or has induced the making thereof, or shall be deemed in any way to affect the Guarantor's liability hereunder.

25.        Appropriation.  The Administrative Agent shall be at liberty, without in any way prejudicing or affecting its rights hereunder, to appropriate any payment made or monies received to any part of the Obligations, whether then due or to become due, and from time to time to revoke or alter any such appropriation, as the Administrative Agent sees fit.

[Signature Page Follows]

IN WITNESS WHEREOF the Guarantor has caused this Guarantee to be signed by the proper officer duly authorized in that behalf as of the date and year first above written.

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Per:
Name:
Title:
Per:
Name:
Title: